Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholders of

Shinhan Financial Group Co., Ltd.:

Opinion

We have audited the consolidated financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs).  Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report.  We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2018.  These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(1) Credit loss allowance – collective assessment of impairment

The Group recognized credit loss allowance amounting to KRW 2,725,068 million as of December 31, 2018, and the credit loss allowance under collective assessment is KRW 1,470,204 million as of December 31, 2018 (refer to Note 14 of the consolidated financial statements).

To perform the collective assessment component of the credit loss allowance, the Group groups loans together with similar risk characteristics, and estimates the possibility of default based on default information such as delinquency status, or settlement history, and loss given default.  These estimates involves judgments on historical data (including determination of the length of historical data used), and the methodology of categorizing loan receivables with similar risk characteristics.  In order to determine the default rate and the recovery rate, it is necessary to make a significant judgment by the management, such as reflecting forward-looking information and setting statistical assumptions.

We have identified the following as key audit matters, considering the possibility of errors, the level of involvement of management judgment, and the impact of risks:

•

Risk that the credit loss allowance is misstated due to loan-analyst’s arbitrary assessment of non-financial factors in the process of loan grading, or failure of timely identification of significant increase in credit risk

•	Risk that the credit loss allowance is misstated due to errors and fraud in the process of estimating probability of default and recovery rate.

The primary audit procedures we performed to address the above key audit matters included:

•	We have tested certain internal controls over assessment of non-financial factors in the process of loan grading (i.e. borrower's location, industry experience and risks of related companies).
•	We have independently evaluated loan grading according to the Group's policy on a sample basis.
•

We have tested certain internal controls over the reliability of the relevant underlying data in the process of estimating probability of default and recovery rate, and access control that prohibits unauthorized changes and access to the calculated probability of default and recovery rate.

•	We have independently re-calculated probability of default and recovery rate according to the Group's methodology on a sample basis.

(2) Credit loss allowance – individual assessment of impairment

The Group recognized credit loss allowance amounting to KRW 2,725,068 million as of December 31, 2018, and the credit loss allowance under individual assessment identified as a key audit matter is KRW 613,773 million (refer to Note 14 of the consolidated financial statements).

The Group recognizes credit loss allowance under individual assessment if the impaired loan balance measured at amortized cost is significant.  The individual assessment involves management judgment in identifying impaired loan, estimate of the future cash flows and valuation of collateral.

We have identified the following as key audit matters, considering the possibility of errors, the level of involvement of management judgment, and the impact of risks:

•	Risk that the credit loss allowance is misstated due to errors in applying recovery rates for collaterals and the future cash flows in the process of discounted cash flow calculation.
•	Risk that the credit loss allowance is misstated due to unsupported forecasts resulting from involvement of judgment in the process of estimating the future cash flows.

The primary audit procedures we performed to address the above key audit matters included:

•

We have tested certain internal controls over the appropriateness of the estimated future cash flows by considering whether the future cash flows are estimated in accordance with the Group’s methodology.

•	We have evaluated whether estimated recoverable amounts from collaterals are reasonably applied to the cash flows.
•	We have evaluated whether recovery rates for the collaterals the Group uses are reasonable based on the external information available.

(3) Valuation of financial instruments using valuation techniques

If the fair value of a financial instruments is measured using valuation techniques where significant input is not observable in the market, the Group classifies financial instruments as Level 3.  As of December 31, 2018, the Group’s level 3 financial assets and liabilities amount to KRW 7,793,933 million and KRW 7,480,822 million, respectively, which include the level 3 derivatives, the level 3 hybrid instruments, the level 3 unlisted equity instruments, the level 3 debt and other instruments (refer to Note 4.(5) of the consolidated financial statements).

We have identified the following as key audit matters, considering the possibility of errors, the level of involvement of management judgment, and the impact of risks:

•

Risk that the estimate of the financial instruments’ fair value is misstated due to applying inappropriate valuation methodology and inputs (i.e. discount rate, stock price, underlying asset index, volatility, correlation, etc).

•	Risk that the estimate of the financial instruments’ fair value is misstated due to inappropriate assumptions in estimating the future cash flows.

The primary audit procedures we performed to address the above key audit matters included:

•

We have tested certain internal controls over the appropriateness of the changes in the methodology used to value the financial instruments, and the appropriateness of the model applied to the valuation of new products based on the characteristics of the products.

•

We have tested certain internal controls over the appropriateness of the inputs used to estimate the fair value by considering whether the inputs are generated in accordance with the authorized method.

•

We have tested certain internal controls over the appropriateness of the underlying data used to estimate the future cash flows and discount rates by considering internal data, observable market data, macroeconomic indicators, etc.

•

We have also involved our internal valuation specialists to assist us in evaluating the reasonableness of methodologies and inputs used in valuation.  In addition, we have evaluated the assumptions used in the valuation by considering the recent condition the Group faces, market and macroeconomic indicators, and we have compared the historical financial data used in the valuation to the disclosed information available.

•	We have independently re-calculated the fair value and compared it to the Group’s estimates on a sample basis.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.  Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists.  Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern.  If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report.  However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters.  We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Min-Seon Chae.

Seoul, Korea

March 11, 2019

This report is effective as of March 11, 2019, the audit report date.  Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto.  Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Assets
Cash and due from banks at amortized cost	4, 8, 24, 60	~~W~~	17,348,626	-
Cash and due from banks	4, 9, 24, 60		-	22,668,598
Financial assets at fair value through profit or loss	4, 10, 24, 60		43,534,766	-
Trading assets	4, 11, 24, 60		-	28,464,296
Financial assets designated at fair value through profit or loss (K-IFRS 1039)	4, 12, 24, 60		-	3,579,057
Derivative assets	4, 13, 60		1,793,613	3,400,178
Securities at fair value through other comprehensive income	4, 16, 24, 60		38,314,170	-
Available-for-sale financial assets	4, 17, 24, 60		-	42,116,937
Securities at amortized cost	4, 16, 24, 60		28,478,136	-
Held-to-maturity financial assets	4, 17, 24, 60		-	24,990,680
Loans at amortized cost	4, 14, 24, 60		299,609,472	-
Loans	4, 15, 24, 60		-	275,565,766
Property and equipment	18, 24		3,003,886	3,021,772
Intangible assets	19, 58		4,320,134	4,273,321
Investments in associates	20		671,330	631,294
Current tax receivable			45,100	25,015
Deferred tax assets	51		426,965	592,283
Investment property	21		474,820	418,303
Other assets	4, 22, 60		21,571,918	16,551,958
Assets held for sale			7,574	7,550

Total assets		~~W~~	459,600,510	426,307,008

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

As December 31, 2018 and 2017

(In millions of won)	Note		2018	2017
Liabilities
Deposits	4, 25, 60	~~W~~	265,000,190	249,419,224
Financial liabilities at fair value through profit or loss	4, 26, 60		1,420,306	-
Trading liabilities	4, 27, 60		-	1,848,490
Financial liabilities designated at fair value through profit or loss (K-IFRS 1109)	4, 28, 60		8,535,800	-
Financial liabilities designated at fair value through profit or loss (K-IFRS 1039)	4, 29, 60		-	8,297,609
Derivative liabilities	4, 13, 60		2,439,892	3,487,661
Borrowings	4, 30, 60		29,818,542	27,586,610
Debt securities issued	4, 31, 60		63,227,699	51,340,821
Liabilities for defined benefit obligations	32		127,348	7,144
Provisions	33		508,416	428,958
Current tax payable			430,306	348,830
Deferred tax liabilities	51		22,020	9,982
Liabilities under insurance contracts	34		26,218,882	24,515,288
Other liabilities	4, 35, 60		25,199,679	25,312,773

Total liabilities			422,949,080	392,603,390

Equity	36
Capital stock			2,645,053	2,645,053
Hybrid bonds			1,531,759	423,921
Capital surplus			9,895,488	9,887,335
Capital adjustments			(552,895)	(398,035)
Accumulated other comprehensive loss	60		(753,220)	(529,734)
Retained earnings	57, 60		22,959,440	20,791,681
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			35,725,625	32,820,221
Non-controlling interests			925,805	883,397
Total equity			36,651,430	33,703,618

Total liabilities and equity		~~W~~	459,600,510	426,307,008

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	12,891,850	-
Financial assets at fair value through profit or loss			680,606	-
Loans and receivables and investment securities			-	11,250,919
Short-term trading securities			-	547,735
			13,572,456	11,798,654
Interest expense			(4,992,367)	(3,955,701)
Net interest income	38		8,580,089	7,842,953

Fees and commission income			3,295,256	4,044,955
Fees and commission expense			(1,356,259)	(2,334,001)
Net fees and commission income	39		1,938,997	1,710,954

Insurance income			4,398,738	4,599,808
Insurance expenses			(4,870,437)	(5,059,847)
Net insurance loss	34		(471,699)	(460,039)

Dividend income	40		87,826	257,306
Net gain on financial assets at fair value through profit or loss	41		420,026	-
Net gain on financial assets at fair value through profit or loss (overlay approach)	10		74,944	-
Net trading income	42		-	963,223
Net loss on financial assets designated at fair value through profit or loss	43		(26,643)	-
Net loss on financial instruments designated at fair value through profit or loss	44		-	(1,059,826)
Net foreign currency transaction gain			194,136	364,006
Net gain on disposal of financial asset at fair value through other comprehensive income	16		20,554	-
Net gain on disposal of available-for-sale financial assets	17		-	499,187
Net loss on disposal of securities at amortized cost	16		(9)	-
Provision for credit loss allowance	45		(747,877)	-
Impairment losses on financial assets	46		-	(1,013,548)
General and administrative expenses	47		(4,741,575)	(4,811,198)
Other operating expenses, net	49		(829,355)	(462,992)

Operating income			4,499,414	3,830,026

Equity method income	20		17,488	20,393
Other non-operating income (expense), net	50		(50,292)	(52,811)
Profit before income taxes			4,466,610	3,797,608

Income tax expense	51		1,268,345	848,403
Profit for the year		~~W~~	3,198,265	2,949,205

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2018 and 2017

(In millions of won, except earnings per share data)	Note		2018	2017

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Gain on financial asset at fair value through other comprehensive income		~~W~~	161,008	-
Loss on financial asset at fair value through profit or loss (overlay approach)	10		(54,333)	-
Net change in unrealized fair value of available-for- sale financial assets			-	(323,127)
Equity in other comprehensive income (loss) of associates			7,407	(22,813)
Foreign currency translation adjustments for foreign operations			19,983	(194,172)
Net change in unrealized fair value of cash flow hedges			(20,192)	15,904
Other comprehensive income (loss) of separate account			8,676	(9,278)
			122,549	(533,486)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(93,098)	103,525
Equity in other comprehensive income of associates			28	847
Valuation gain on financial asset at fair value through other comprehensive income			22,725	-
Loss on disposal of financial asset at fair value through other comprehensive income			(2,635)	-
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			1,723	-
			(71,257)	104,372
Total other comprehensive loss, net of income tax	36		51,292	(429,114)

Total comprehensive income for the year		~~W~~	3,249,557	2,520,091

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	36,52	~~W~~	3,156,722	2,918,816
Non-controlling interests			41,543	30,389
		~~W~~	3,198,265	2,949,205
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	3,207,602	2,491,251
Non-controlling interests			41,955	28,840
		~~W~~	3,249,557	2,520,091

Earnings per share:	36,52
Basic and diluted earnings per share in won		~~W~~	6,579	6,118

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2017

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980
Total comprehensive income for the year
Profit for the year		-	-	-	-	-	2,918,816	2,918,816	30,389	2,949,205
Other comprehensive income (loss), net of income tax:
Net change in unrealized fair value of available-for-sale financial assets		-	-	-	-	(322,056)	-	(322,056)	(1,071)	(323,127)
Equity in other comprehensive loss of associates		-	-	-	-	(21,552)	(414)	(21,966)	-	(21,966)
Foreign currency translation adjustments		-	-	-	-	(193,474)	-	(193,474)	(698)	(194,172)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	15,904	-	15,904	-	15,904
Other comprehensive loss of separate account		-	-	-	-	(9,278)	-	(9,278)	-	(9,278)
Remeasurements of defined benefit plans		-	-	-	-	103,305	-	103,305	220	103,525
Total other comprehensive loss		-	-	-	-	(427,151)	(414)	(427,565)	(1,549)	(429,114)
Total comprehensive income (loss)		-	-	-	-	(427,151)	2,918,402	2,491,251	28,840	2,520,091

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(17,678)	(17,678)	-	(17,678)
Issuance of hybrid bonds		-	224,466	-	-	-	-	224,466	-	224,466
Redemption of hybrid bonds		-	(298,861)	-	(1,139)	-	-	(300,000)	-	(300,000)
Change in other capital adjustments		-	-	-	61,565	-	(61,493)	72	-	72
Change in other non-controlling interests		-	-	-	-	-	-	-	219,275	219,275
		-	(74,395)	-	60,426	-	(766,760)	(780,729)	219,275	(561,454)

Balance at December 31, 2017	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,791,680	32,820,220	883,397	33,703,617

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2018

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,791,680	32,820,220	883,397	33,703,617
Adoption effect of K-IFRS 1109 and 1115, net of tax (Note 60)		-	-	-	-	(277,011)	(251,854)	(528,865)	(3,155)	(532,020)
Balance at January 1, 2018 (adjusted)		2,645,053	423,921	9,887,335	(398,035)	(806,745)	20,539,826	32,291,355	880,242	33,171,597
Total comprehensive income (loss) for the year
Profit for the year		-	-	-	-	-	3,156,722	3,156,722	41,543	3,198,265
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	179,793	-	179,793	1,305	181,098
Loss on financial asset at fair value through profit or loss (overlay approach)		-	-	-	-	(54,333)	-	(54,333)	-	(54,333)
Equity in other comprehensive income of associates		-	-	-	-	7,435	-	7,435	-	7,435
Foreign currency translation adjustments		-	-	-	-	20,465	-	20,465	(482)	19,983
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(20,192)	-	(20,192)	-	(20,192)
Other comprehensive income of separate account		-	-	-	-	8,676	-	8,676	-	8,676
Remeasurements of defined benefit plans		-	-	-	-	(92,687)	-	(92,687)	(411)	(93,098)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	1,723	-	1,723	-	1,723
Total other comprehensive income (loss)		-	-	-	-	50,880	-	50,880	412	51,292
Total comprehensive income (loss)		-	-	-	-	50,880	3,156,722	3,207,602	41,955	3,249,557

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(40,357)	(40,357)	-	(40,357)
Issuance of hybrid bonds		-	1,107,838	-	-	-	-	1,107,838	-	1,107,838
Acquisition of treasury stock		-	-	-	(155,923)	-	-	(155,923)	-	(155,923)
Change in other capital adjustments		-	-	8,153	1,063	-	(6,517)	2,699	-	2,699
Change in other non-controlling interests		-	-	-	-	-	-	-	3,608	3,608
		-	1,107,838	8,153	(154,860)	-	(734,463)	226,668	3,608	230,276
Reclassification of OCI retained earnings		-	-	-	-	2,645	(2,645)	-	-	-
Balance at December 31, 2018	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Cash flows from operating activities
Profit before income taxes		~~W~~	4,466,610	3,797,608
Adjustments for:
Interest income	38		(13,572,456)	(11,798,654)
Interest expense	39		4,992,367	3,955,701
Dividend income	40		(87,826)	(257,306)
Net fees and commission expense			176,932	169,640
Net insurance loss			2,080,509	2,571,094
Net gain on financial assets at fair value through profit or loss	41		66,455	-
Net gain on financial assets at fair value through profit or loss (overlay approach)	10		(74,944)	-
Net trading gain	42		-	(334,133)
Net foreign currency translation loss (gain)			377,632	(87,384)
Net gain on financial assets designated at fair value through profit or loss	43		(382,667)	-
Net loss on financial instruments designated at fair value through profit or loss	44		-	231,772
Net gain on disposal of financial asset at fair value through other comprehensive income	16		(20,554)	-
Net gain on disposal of available-for-sale financial assets	17		-	(499,187)
Net loss on disposal of securities at amortized cost	16		9	-
Provision for credit loss allowance	45		747,877	-
Provision for credit losses	46		-	815,249
Impairment losses on other financial assets	46		-	198,299
Employee costs			155,672	232,709
Depreciation and amortization	47		301,916	253,344
Other operating expense (income)			(278,274)	602,027
Equity method income, net	20		(17,488)	(20,393)
Other non-operating expense (income)			3,147	(29,080)
			(5,531,693)	(3,996,302)

Changes in assets and liabilities:
Cash and due from banks at amortized cost			6,024,743	-
Due from banks			-	(3,347,818)
Securities at fair value through profit or loss			(3,082,516)	-
Due from banks at fair value through profit or loss			(82,014)	-
Loans at fair value through profit or loss			(422,326)	-
Trading assets and liabilities			-	(1,706,990)
Financial asset designated at fair value through profit or loss (K-IFRS 1109)			723,037	-
Financial instruments designated at fair value through profit or loss (K-IFRS 1039)			-	(1,300,760)
Derivative instruments			203,006	(488,706)
Loans at amortized cost			(27,547,413)	-
Loans			-	(19,232,732)
Other assets			(5,177,725)	(250,806)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Deposits		~~W~~	16,699,467	15,632,957
Liabilities for defined benefit obligations			(145,639)	(178,054)
Provisions			14,542	(69,584)
Other liabilities			174,590	4,845,053
			(12,618,248)	(6,097,440)

Income taxes paid			(850,696)	(664,286)
Interest received			13,208,601	11,425,960
Interest paid			(5,058,596)	(3,710,093)
Dividends received			63,826	265,887

Net cash provided by (used in) operating activities			(6,320,196)	1,021,334

Cash flows from investing activities
Decrease in financial assets at fair value through profit or loss			2,150,860	-
Increase in financial assets at fair value through profit or loss			(3,290,960)	-
Proceeds from disposal of financial assets at fair value through other comprehensive income			27,074,948	-
Acquisition of financial assets at fair value through other comprehensive income			(27,037,290)	-
Proceeds from disposal of available-for-sale financial assets			-	29,638,281
Acquisition of available-for-sale financial assets			-	(34,703,066)
Proceeds from disposal of financial assets at amortized cost			2,093,506	-
Acquisition of financial assets at amortized cost			(5,836,342)	-
Proceeds from maturity of held-to-maturity financial assets			-	1,712,326
Acquisition of held-to-maturity financial assets			-	(7,033,310)
Proceeds from disposal of property and equipment	18, 50		39,202	11,459
Acquisition of property and equipment	18		(142,933)	(155,186)
Proceeds from disposal of intangible assets	19, 50		3,638	9,286
Acquisition of intangible assets	19		(157,160)	(111,257)
Proceeds from disposal of investments in associates			189,118	163,649
Acquisition of investments in associates			(227,914)	(380,213)
Proceeds from disposal of investment property	21, 50		15,433	4,869
Acquisition of investment property	21		(115,333)	(2,125)
Proceeds from disposal of assets held for sale			4,498	10,466
Other, net			(311,744)	(10,435)
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			67,039	85,616
Settlement of hedging derivative financial instruments for available-for-sale financial assets			(26,653)	(27,629)
Net cash flow from entity merge	57, 58		(4,498)	83,631
Net cash used in investing activities			(5,512,585)	(10,703,638)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Cash flows from financing activities
Redemption of hybrid bonds		~~W~~	-	(300,000)
Issuance of hybrid bonds			1,107,838	224,466
Net increase in borrowings			1,772,203	3,047,844
Proceeds from debt securities issued			26,487,712	20,006,957
Repayments of debt securities issued			(14,689,246)	(12,222,815)
Other liabilities			528	8,498
Dividends paid			(714,705)	(706,565)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			10,675	65,220
Settlement of hedging derivative financial instruments for debt securities issued			(16,832)	(6,509)
Acquisition of treasury stock			(151,993)	-
Increase in non-controlling interests			347	215,357
Net cash provided by financing activities			13,806,527	10,332,453

Effect of exchange rate fluctuations on cash and cash equivalents held			(30,640)	(46,035)
Increase in cash and cash equivalents			1,943,106	604,114

Cash and cash equivalents at beginning of year	54		6,236,650	5,632,536

Cash and cash equivalents at end of year	54	~~W~~	8,179,756	6,236,650

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), a controlling company, was incorporated on September 1, 2001 for the main purposes of Shinhan Bank, Shinhan Securities Co.,Ltd., Shinhan Capital Co.,Ltd., and Shinhan BNP Asset Management Co.,Ltd. with a stock transfer. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2018 and 2017 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee	Location		2018	2017
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank(*1)	〃	〃	71.89	68.9
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS(*2)	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
Shinhan Bank	Shinhan Asia Limited	Hong Kong	〃	99.9	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia(*3)	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	100.0	100.0
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

1. Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee	Location		2018	2017
Shinhan Investment Corp.	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	December 31	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT. Shinhan Sekuritas Indonesia	PT Shinhan Asset Management Indonesia	〃		75.0	-
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO.,LTD.	Vietnam		100.0	-

(*1) The Group participated in the capital increase of Jeju Bank by acquisition of 7,854,600 shares. (~~W~~5,000 per share)

(*2) Shinhan Data System changed its name into Shinhan DS for the year ended December 31, 2018 and the Group participated in the capital increase of ~~W~~3 billion in October 2018.

(*3) Shinhan Khmer Bank PLC changed its name into Shinhan Bank Cambodia for the period ended December 31, 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 130 others

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 73 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*) The Group provides ABPC purchase agreements of ~~W~~1,397,717 million for the purpose of credit enhancement of structured companies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2. Basis of preparation

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 12, 2019, which will be submitted for approval to the stockholder’s meeting to be held on March 27, 2019.

(a)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

-	derivative financial instruments are measured at fair value
-	financial instruments at fair value through profit or loss are measured at fair value
-	available-for-sale financial assets are measured at fair value
-	other comprehensive income at fair values are measured at fair value
-	financial instruments through profit or loss are measured at fair value
-	liabilities for cash-settled share-based payment arrangements are measured at fair value
-	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk are recognized in profit or loss
-	liabilities for defined benefit plans that are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(b)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(c) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

Management's assessment of the application of the Group's accounting policies and their estimates used in the consolidated financial statements is based on the same accounting policies and assumptions used in the consolidated financial statements for the year ended December 31, 2017.

- Credit loss allowance

The Group recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost, loan commitments and financial guarantee contracts in accordance with K-IFRS No. 1109 ‘Financial Instruments.’  The allowance is determined by techniques, assumptions and input variables used by the Group to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner.  The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2018 are described in Note 4.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2. Basis of preparation (continued)

(d) Change in accounting policy

The Group has adopted the same accounting policies for the year ended December 31, 2018, except for the application of the first amendment standard, effective from January 1, 2018, as explained below.

i) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

Effective January 1, 2018 the Group has applied K-IFRS No. 1115, ‘Revenue from Contracts with Customers’, which replaces existing revenue recognition guidance, including K-IFRS No. 1018, ‘Revenue’, K-IFRS No. 1011, ‘Construction Contracts’, K-IFRS No. 2031, ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS No. 2113, ‘Customer Loyalty Programmes’, K-IFRS No. 2115, ‘Agreement for the Construction of Real Estate’, and K-IFRS No. 2118, ‘Transfers of Assets from Customers.’

K-IFRS No. 1018 and other standards outlined revenue recognition for different types of transactions such as sales of goods and services, interest income, loyalty programs, dividend income and construction contracts; however, according to K-IFRS No.1115, all types of contracts recognize revenue through five-step revenue recognition model (① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’).

Effects on equity as a result of initial application of K-IFRS No. 1115 are included in Note 60.

ii) K-IFRS No. 1102, ‘Share-based Payment’

The Standard has been amended to clarify that measurement of cash-settled share-based payment transactions shall reflect both vesting conditions and non-vesting conditions with the same approach as equity-settled share-based payment transactions, and to clarify classification of share-based payment transactions with a net settlement feature for withholding tax obligations.

iii) K-IFRS No. 1040, ‘Investment property’

Effective January 1, 2018 and after, the Group has adopted the amendments to K-IFRS 1040 Investment Property. The amendment clarifies that it meets the definition of an investment property and, if there is evidence of change in use, it is possible to substitute an investment property. We have also clarified that real estate under construction is included in the scope. The effect of the amendment on the consolidated financial statements is not significant.

iv) K-IFRS No. 1109, ‘Financial Instruments’

The Group has applied K-IFRS No. 1109 ‘Financial Instruments’, which was published on September 25, 2015, from the year starting on January 1, 2018.  K-IFRS No. 1109 replaced K-IFRS No. 1039, ‘Financial Instruments: Recognition and Measurement.’

The main characteristics of K-IFRS No. 1109 are: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model, impairment model based on expected credit losses, the expansion of the types of qualifying hedging instruments and hedged items, and changes in hedge effectiveness tests, etc.

In principle, K-IFRS No. 1109 should be applied retrospectively.  However, there are exemptions for restating the comparative information with respect to classification, measurement of financial instruments, and impairment.  In addition, for hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options. As permitted by the transition requirements of K-IFRS 1109, comparative periods have not been restated. The effects of the first application of K-IFRS No.1109 on equity items, the reconciliation of the carrying amount of financial assets and financial liabilities, and the adjustment of loss provisions under K-IFRS No.1039 are included in note 60.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2018, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018 and have mentioned on the note 2.

(a) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly general expenses and income tax assets and liabilities. The Group considers the Chief Executive Officer (“CEO”) of the Bank as the chief operating decision maker.

It is CEO’s responsible for evaluating the resources to be distributed to the business and the performance of the business, and makes strategic decisions.

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling interests in these entities are recognized as liabilities of the Group.

iii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interests balance below zero.

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

- Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

- Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

- Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’

- Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’

- Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

- Reacquired rights are measured in accordance with special provisions

- Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’

- Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquirer are measured as the non-controlling interests' proportionate share of the acquirer’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquirer and the equity interests issued by the acquirer. However, any portion of the acquirer's share-based payment awards exchanged for awards held by the acquirer's employee that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, which are recognized in accordance with K-IFRS No.1039 and 1032, are expensed in the periods in which the costs are incurred and the services are received.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

ii) Goodwill

The Group measures goodwill at the acquisition date as:

- the fair value of the consideration transferred; plus

- the recognized amount of any non-controlling interests in the acquiree; plus

- if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

- the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

(d) Investments in associates

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date. However, the Group’s account overdraft is included in borrowings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(f) Non-derivative financial assets - policy applicable from January 1, 2018

Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at Fair Value Through Profit or Loss (“FVTPL”), transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Group recognizes dividends in profit or loss when the Group’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Group’s business model changes.

ⓐ Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

ⓑ Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Impairment loss on financial assets’ in the consolidated statement of comprehensive income, respectively.

ⓒ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the consolidated statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

v) Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(g) Non-derivative financial assets - policy applicable before January 1, 2018

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets.  The group recognizes financial assets in the separate statement of financial position when the group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

-	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or
-

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(g) Non-derivative financial assets - policy applicable before January 1, 2018 (continued)

ii) Held-to-maturity financial assets(“HTM”)

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets(“AFS”)

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity.  Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v) De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(h) Derivative financial instruments - policy applicable from January 1, 2018

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss Recognize. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations To profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(h) Derivative financial instruments - policy applicable from January 1, 2018 (continued)

Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(i) Derivative financial instruments - policy applicable before January 1, 2018

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

•

Fair value hedge – Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

•

Cash flow hedge – When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(i) Derivative financial instruments - policy applicable before January 1, 2018 (continued)

•

Hedge of net investment – Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective.  To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

ii) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

ⅳ) Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(j) Impairment: Financial assets and contract assets - policy applicable from January 1, 2018

The Group recognize provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, and lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model.  Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The total period refers to the expected life span of the financial instrument up to the contract expiration date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(j) Impairment: Financial assets and contract assets - policy applicable from January 1, 2018 (continued)

Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses.  For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses.  Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, we calculate expected cash flows for individually significant financial assets.

For non-individual significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for doubtful accounts and are amortized as if the financial assets were not recoverable. The allowance of bad debts is increased when the loan receivables are subsequently recovered and the changes in the credit loss allowance are recognized in profit or loss.

Measurement of estimated credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in credit loss allowance are recognized in other comprehensive income. In the case of disposal and redemption of other comprehensive income - fair value, the credit loss allowance is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

(k) Impairment: Financial assets and contract assets - policy applicable before January 1, 2018

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(k) Impairment: Financial assets and contract assets - policy applicable before January 1, 2018 (continued)

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

-	significant financial difficulty of the issuer or obligor
-	a breach of contract, such as a default or delinquency in interest or principal payments;
-	the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider
-	it becoming probable that the borrower will enter bankruptcy or other financial reorganization
-	the disappearance of an active market for that financial asset because of financial difficulties
-

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

i) Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral.

In assessing collective impairment, the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modelling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modelling.  In adjusting the future cash flow by historical modelling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(k) Impairment: Financial assets and contract assets - policy applicable before January 1, 2018 (continued)

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(l) Property and equipment

Property and equipment are initially measured at cost and after initial recognition. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption of K-IFRS’. Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Group recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(l) Property and equipment (continued)

Accounted for as a change in accounting estimate.

(m) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as below from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(n) Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(o) Leased assets

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

ii) Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

iii) Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(p) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(q) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(r) Non-derivative financial liabilities - policy applicable from January 1, 2018

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(s) Non-derivative financial liabilities - policy applicable before January 1, 2018

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.  Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition.  Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(t) Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency using the reporting date’s exchange rate. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(u) Equity capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

Preferred stocks are classified as equity if they do not need to be repaid or are repaid only at the option of the Group and if payment is determined by the Group's discretion, and dividends are recognized when the shareholders' meeting approves the dividends. Preferred stocks that are eligible for reimbursement of a defined or determinable amount on or after a certain date are classified as liabilities. The related dividend is recognized in profit or loss at the time of occurrence as interest expense.

ii) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

iii) Capital structure

The effect of changes in ownership interests in subsidiaries that do not lose control over the equity attributable to owners of the parent is included in capital adjustments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(v) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

iv) Retirement benefits: defined contribution plans

The Group recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans.

Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.

The remeasurement component of net defined benefit liability is the change in the effect of the asset except for the amount included in the net interest income of plan assets and net revenues of plan assets excluding actuarial gains and losses to the net of defined benefit liabilities. It is immediately recognized in other comprehensive income. The Group determines the net interest on the net defined benefit obligation (asset) by multiplying the net defined benefit obligation (asset) by the discount rate determined at the beginning of the annual reporting period and is the net present value of the net defined benefit obligation. It is determined by taking into consideration the fluctuations. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When an amendment or reduction of the system occurs, the gain or loss resulting from the change or decrease in the benefits to the past service is immediately recognized in profit or loss. The Group recognizes gains or losses on settlement when the defined benefit plan is settled.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

v) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(w) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(x) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(y) Financial guarantee contract - policy applicable from January 1, 2018

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract. The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period. Financial guarantee liabilities are included within other liabilities.

After initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(z) Financial guarantee contract - policy applicable before January 1, 2018

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

-	The amount determined in accordance with K-IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets and

-	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No.1018. Revenue

(aa) Insurance contracts

1) Investment contract liabilities, including insurance contract liabilities and discretionary dividend factors

The group establishes liability reserves in accordance with the Insurance Business Law and the related regulations. The reserves are calculated according to the insurance policy, insurance premiums and liability reserve calculation method. The main contents are as follows.

1-1) Premium reserves

The present value of the premiums payable to the policy holders after the balance sheet date is the present value of the net premium to be paid after the end of the reporting period. The amount is deducted from the value.

1-2) Unpaid premium reserves

As of the end of the reporting period, premiums that have paid due are calculated based on premiums and the liability reserve calculation method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

1-3) Guarantee reserves

The total amount of reserve for variable minimum guarantee (①) and reserve for general account guarantee (②) is provided as guarantee reserve.

① Variable minimum guarantee reserve

This reserve is the amount that must be accumulated to guarantee insurance premiums above a certain level for contracts maintained as of the end of the reporting period, and is measured at the higher of :

i) the average amount of the top 30% of net loss expected in the future

ii) the minimum required amount by insurance types, minimum guarantees and limits of stock investment portion

② General account guarantee reserve

As of the end of the reporting period, the amount of reserve for insurance contracts that are insured under general account is required to be paid to guarantee the level of refunds,

i) Average of the amount deducted from the appropriateness of the liability reserve calculated by excluding the guarantee option from the appropriateness evaluation of the liability reserve calculated by including the guarantee option for each interest rate scenario

ii) The amount of compensation (including annulment contract) against the guarantee received from the policy holder by the rate applied at the premium calculation in the insurance premium and liability reserve calculation method

1-4) Reserve for outstanding claims

As of the end of the reporting period, the Group has accrued the amount for which the reason for the payment of insurance claims, etc. has been incurred and the amount of the claim payment has not been paid yet due to the dispute or lawsuit related to the insurance settlement. In addition, the Group recognizes unrecognized losses based on historical experience.

1-5) Reserves for participating policyholders' dividends

The reserve is provided for the purpose of contributing to the policyholder dividend according to the laws and regulations and the reserve for dividend reserve for the policyholder and the dividend reserve for the subsequent business year.

The policyholder dividend reserve is the amount that is not paid as of the end of the reporting period for the settlement amount and the reserve for dividend policy for the next fiscal year is based on the policyholder dividend calculated on the insurance contract effective as of the end of the reporting period.

① Excess crediting rate reserve

In the case of a dividend insurance contract which has been maintained for more than one year as of the end of the reporting period among contracts signed before October 1, 1997, the difference between the planned interest rate and the one-year maturity deposit rate shall be preserved.

② Mortality dividend reserve

Dividends arising from contracts that are maintained for more than one year at the end of the reporting period are used to offset the expected mortality and actual mortality rates applied to premiums.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

③ Interest dividend reserve

For the contracts that have been maintained for more than one year as of the end of the reporting period, the amount calculated by applying the interest dividend reserve rate to the net written premium reserve less the unearned acquisition costs. However, the insurance sold before October 1, 1997 is applied to the amount deducted from the net premium in the event that the planned interest rate by the insurance product is less than the dividend standard.

④ Reserves for long-term special dividends

For the effective dividend policy agreement that has been maintained for 6 years or more, the amount calculated by applying the long-term special dividend rate to the amount deducted from the net premiums for the end of the year.

However, insurance sold before October 1, 1997 is applied to the deduction of unearned premiums at the end of the year when the expected interest rate by the insurance product is less than the dividend standard rate

1-6) Reserve for interest dividends

In order to cover the policyholder dividend in the future, the amount is accumulated in accordance with the laws and regulations and the insurance contracts.

1-7) Reserve for dividend insurance loss reserve

In accordance with the regulations set by the supervisory authority, dividend insurance profit is accumulated within 30/100 of the contractor's stake. The reserve loss for dividend insurance shall be preserved at the end of the reporting period and shall be used as the policyholder dividend source for the individual contractor.

2) Contractor's equity adjustment

The Group classifies the gains and losses on available-for-sale financial assets as of the end of the reporting period as contractor's equity and shareholder's equity based on the ratio of the average liability reserves of the dividend and non-dividend policies for the fiscal year.

3) Evaluation of debt appropriateness

At the end of each reporting period, the group assesses whether the recognized insurance liability is appropriate using the current estimates of future cash flows of the policy, and if the carrying amount of the insurance liability is deemed to be inappropriate in terms of the estimated future cash flows. The reserve for premiums is added to the profit or loss by the amount corresponding to the deficiency.

4) Reinsurance assets

The group presents the recoverable amount of reinsurance assets. The group assesses at the end of each reporting period whether there is objective evidence that a reinsurance asset is impaired. If there is objective evidence that the entity will not be able to collect all amounts under the terms of the agreement as a result of an event that occurred after the initial recognition and if the event has a reliable and measurable impact on the amount to be received. If reinsurance assets are determined to be impaired, impairment loss is recognized in the profit and loss for the current period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

5) Deferred acquisition cost

The group recognizes unrealized gains and losses arising from long-term insurance contracts as assets and amortizes the premiums over the life of the insurance contracts equally. If the contribution period exceeds 7 years, the amortization period is 7 years if there is an unrecognized balance at the date of the cancellation, the entire amount of the cancellation is amortized in the fiscal year to which the cancellation date belongs. But, if the ratio of additional premiums is higher at the early stage of the insurance period for the purpose of recovering the excess of the unearned premiums and the early settlement costs, the new settlement expenses are treated as the period expense.

(ab) Recognition of revenues and expenses

Other than revenues under the scope of K-IFRS No.1017, ‘Leases’, K-IFRS No.1028, ‘Investments in Associates and Joint Ventures’, K-IFRS No.1109, ‘Financial Instruments’, K-IFRS No.1110, ‘Consolidated Financial Statements’, and K-IFRS No.1111, ‘Joint Arrangements’, the Group’s revenues are recognized using five-step revenue recognition model as follows: ① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

ⓐ Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

ⓑ Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

ⓒ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Insurance income

The Group recognizes insurance income for the insurance premium paid of which the payment date arrived by the premium payment methods of the insurance contract; and recognizes advance receipts for the insurance premium paid of which the payment date has not arrived at the end of the reporting period.

iv) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities. The Group provides compensation in various forms such as payment discounts and gifts.

(ac) Revenue from Contracts with Customers - policy applicable from January 1, 2018

The fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points ("points") and the remainder of the fee income. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. Points for distribution through the cost paid by the customer is recognized by deducting from the revenue from fees.

(ad) Customer loyalty system - policy applicable before January 1, 2018

Under the Customer Loyalty system, the fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points ("points") and the remainder of the fee income. The Group provides compensation in various forms such as payment discounts and gifts. The consideration allocated to the points is based on the fair value of the monetary benefits to be provided for the points to be recovered. The fair value of the benefits provided for the points reclaimed in accordance with the customer loyalty program is estimated taking into account the expected recovery rate and the expected recovery time. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. Revenue recognition is measured based on the relative size of the points recovered and exchanged for monetary consideration at the total points expected to be recovered.

In addition, if the unavoidable costs incurred to fulfill the compensation obligation in connection with the customer loyalty system are expected to exceed the amount not recognized as revenue allocated to the compensation score at the time of initial sale, the excess amount is recognized as provision.

(ae) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years.  The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  A deferred tax liability is recognized for all taxable temporary differences.  A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized.  However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If any additional income tax expense exists by payment of dividends, the Group recognizes it when the liability relating to the payment is recognized.

(af) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commission income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(ag) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Group by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(ah) New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group to adopt for annual periods beginning on or after January 1, 2018, and the Group has not early adopted them.

i) K-IFRS No.1116 “Lease”

K-IFRS No. 1116, "Leases", which was enacted on May 22, 2017, is effective for annual periods beginning on or after January 1, 2019, but may be applied early.

The Standard is based on current Korean IFRS 1017 "Leases", K-IFRS 2104, "Determining whether an arrangement contains a lease", K-IFRS No. 2015 "Operating lease: Incentive" It will replace Interpretation No. 2027, "Evaluating the substances of transactions involving the legal form of a lease".

At the date of commitment, the Group determines whether the contract is a lease or whether the contract includes a lease, and identifies whether the contract includes a lease or a lease in accordance with this standard. The lessee and lessor must account for each lease element of the lease as a lease, separate from the non-lease element in an agreement that includes a lease or lease.

The lessee is required to recognize an asset that represents the right to use the underlying asset and a liability that represents the obligation to pay the lease payments. However, in the case of short-term lease and small asset lease, the lessee is not required to separate the non-lease component from the lease component in accordance with the simplified method, and can apply the method of accounting for each lease component and related non-lease component as one lease component.

The accounting treatment of lessor is not significantly different from the accounting treatment of the current K-IFRS 1017.

< Accounting treatment as a lessee >

① Application method of K-IFRS 1116 "Lease"

The lessee recognizes the cumulative effect of applying the retrospective application (full retroactive method) to each past reporting period presented in accordance with K-IFRS No. 1008, "Accounting Policies, Changes in Accounting Estimates and Errors " (Cumulative Effect Batch Reconciliation Action).

The Group plans to apply CAS Statement No. 1116 for the first time by applying cumulative effect and cumulative temporary adjustment measures as of January 1, 2019. Accordingly, the cumulative effect of applying K-IFRS No. 1116 is adjusted in the retained earnings (or, where appropriate, other components of equity) at the date of initial application and the comparative financial statements are not going to be restated.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

② Financial effect of K-IFRS No. 1116 "Lease"

We assessed the impact on the financial statements for the year 2019 based on the information and available information as of January 1, 2019, in order to assess the financial impact of the initial adoption of K-IFRS 1116.

The aggregate amount of the minimum lease payments prior to the present value discount of the assets currently used as operating leases is ~~W~~ 610,091 million and the discount amount is ~~W~~ 591,714 million at the incremental borrowing rate of the lessee. However, the Group will account for each lease element and associated non-lease element as a single lease element, using the simplified method of accounting for contracts that include all or part of the lease or lease.

As a result of a detailed analysis of the effect on the financial statements, the Group expects the assets and liabilities to be pledged as of January 1, 2019 to increase by ~~W~~ 581,925 million and ~~W~~ 536,831 million, respectively.

< Accounting treatment as a lessor >

① Application method and financial impact of K-IFRS 1116 "Lease"

As a lessor, the Group has specifically assessed the effect of accounting for the identification of lease contracts, separation of lease components on the financial statements in accordance with K-IFRS No. 1116. There is no impact on finance lease payment receivables as of January 1, 2019.

If the Group is a medium-term lease contractor, it is classified as an operating lease before the initial application date. The lease is classified as operating lease or finance lease according to K-IFRS No. 1116. If the lease is classified as a finance lease, it is accounted for as a new finance lease at the date of initial application. As a result of assessing the specific financial impact based on the context and available information as of January 1, 2019, we have not been accounted for as a new finance lease. However, the financial impact assessment may change depending on additional information available in the future.

ii) Amendment of K-IFRS No.1109 “Financial instruments”

Financial assets that are redeemable with reimbursable financial assets are remeasured to be measured at amortized cost. When the financial liabilities measured at amortized cost are changed but not eliminated, the effect of the change should be recognized in profit or loss. These amendments will be effective from the fiscal year beginning on or after January 1, 2019 and are subject to early adoption.

iii) Amendment of K-IFRS No.1019 “Employee benefits”

If the change in the defined benefit plan results in the revision, reduction or settlement of the plan, the assumptions used in remeasurement of the net defined benefit obligation (asset) to estimate the current service cost and net interest for the remaining period of the period after the adjustments in the plan . In addition, the decrease in excess of the amount of unrecognized actuarial gain or loss is reflected in profit or loss as a part of past service cost or settlement profit or loss. The amendments are applied prospectively to the amendment, reduction, and settlement of systems that have occurred since the fiscal year beginning on or after January 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

iv) Amendment of K-IFRS No.1028 “Investment in associates and joint ventures”

The clarification has been conducted that other financial instruments (financial instruments that do not apply the equity method) to the related companies or joint ventures are subject to K-IFRS No. 1109, and that the long-term investment interests that form part of the net investment in the related companies or joint ventures was revised accordingly with the K-IFRS 1109. These amendments will be effective from the fiscal year beginning on or after January 1, 2019 and are subject to early adoption. In addition, the first-time adoption of this standard does not require reclassification of comparative information by applying the transitional provisions of No. 1109, and the effect of retroactive application is reflected in the beginning retained earnings (or other appropriate capital elements) at the date of initial application .

v) Establishment of K-IFRS No.2123 “Uncertainty over income tax treatments”

The interpretation is applied to the recognition and measurement of deferred tax and deferred income tax if there is uncertainty about whether or not the tax treatment applied by the entity will be recognized by the taxing authority. Guidance on accounting units of uncertainty in taxation and circumstances requiring reevaluation Includes. The interpretation is effective from January 1, 2019, and it can choose between retroactively reclassifying comparative financial statements or reflect the effect of the change on the basis of the first year of adoption.

vi) Annual amendments through year 2015 – 2017

vi-i) K-IFRS No.1103 “Business combination”

The business combination that is held in stages to acquire control over the joint business (meeting the definition of the business) while retaining the rights and liabilities for the assets related to the joint business. Therefore, Remeasurement should be conducted for all underlying assets and liabilities. The amendments are effective for annual periods beginning on or after January 1, 2019, or reflect the effect of the change on the basis of the first year of adoption.

vi-ii) K-IFRS No. 1111 “Joint arrangements”

If a jointly controlled entity that participates in a joint venture but does not have joint control obtains joint control over the joint venture, the previously held equity interest in the joint venture is not remeasured. This amendment is effective for transactions beginning after January 1, 2019 and beginning after the fiscal year beginning on or reflect the effect of the change on the basis of the first year of adoption.

vi-iii) K-IFRS No.1012 “Income taxes”

The provisions of paragraph 57A of K-IFRS 1012 (defining the timing and recognition of dividend tax effects) apply to all income tax effects of dividends and are recognized in profit or loss, other comprehensive income or capital. This amendment is effective for fiscal years beginning on or after January 1, 2019, but may be applied early.

vi-iv) K-IFRS No.1023 “Borrowing costs”

If most of the necessary activities to enable us to use (or sell) our qualifying assets has been completed, it will include the funds borrowed for specific purposes in ordinary borrowings to acquire those assets. This amendment applies to borrowing costs incurred subsequent to the first year of the application of the amendment and may be applied early in the financial year beginning after January 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.  Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, and trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Group level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i) Risk management principles

The Group risk management is guided by the following core principles:

-	identifying and managing all inherent risks;
-	standardizing risk management process and methodology;
-	ensuring supervision and control of risk management independent of business activities;
-	continuously assessing risk preference;
-	preventing risk concentration;
-	operating a precise and comprehensive risk management system including statistical models; and
-	balancing profitability and risk management through risk-adjusted profit management.

ii) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Group level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies.  The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines.  The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.  Financial risk management (continued)

(a) Overview (continued)

•

Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern.  Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.  At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing.  The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

•	Credit Risk Management of Shinhan Bank

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Risk Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk.  The Risk Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Risk Management Department.  In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Risk Policy Committee.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations.  Its credit risk management procedures include:

-credit evaluation and approval;

-credit review and monitoring; and

-credit risk assessment and control

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria.  For retail borrowers, the credit rating takes into account the borrower’s past dealings with Shinhan Bank and external credit rating information, among others.  For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others.  The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of credit loss allowance.  Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel Ⅲ requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4. Financial risk management (continued)

(b) Credit risk (continued)

Loans are generally approved after evaluations and approvals by the manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank.  The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system.  In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level.  Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee.  If the loan is considered, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require close monitoring and (iii) normal borrowers, and treats them differentially accordingly.

In order to maintain portfolio-level credit risk at an appropriate level, Shinhan Bank manages its loans using value-at-risk (“VaR”) limits for the entire bank as well as for each of its business units.  In order to prevent concentration of risk in a particular borrower or borrower class, Shinhan Bank also manages credit risk by borrower, industry, country and other detailed categories.

•	Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council and Shinhan Card’s Risk Management Committee is responsible for approving them.  Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card.  In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important.  Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations.  The credit scoring system is divided into two sub-systems: the application scoring system and the behaviour scoring system.  The behaviour scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant.  For credit card applicants with whom the Shinhan Card has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability.  The credit scoring system also automatically conducts credit checks on all credit card applicants.

If a credit score awarded to an applicant is above a minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies.

Shinhan Card continually monitors all accountholders and accounts using a behaviour scoring system. The behaviour scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data.  The behaviour score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder.  Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.  Financial risk management (continued)

(b) Credit risk (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Loans relating to constructor whose collective loans are insolvent
Interest coverage ratios of below 1 for consecutive three years
Negative cash flows from operating activities for consecutive two years

The Group considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days (however, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group has not fully received the contractual payments from the borrower and does not consider the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.  Financial risk management (continued)

(b) Credit risk (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset was not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contract terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.  Financial risk management (continued)

(b) Credit risk (continued)

i-4) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses.  For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses.  Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

Economic growth	Negative
Consumer price index	Negative
Benchmark rate	Positive
10-year Korea Treasury Bond	Positive
3-year Corporate Bond	Positive
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, were derived based on data from the past nine years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.  Financial risk management (continued)

(b) Credit risk (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time.  The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures.  The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default.  The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit.  EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity.  The Group takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (LTV)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary.  The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest.  In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest.  Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary.  Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment.  The exposures of due from banks and loans were classified into government, bank, corporation, or retail based on the exposure classification criteria of BASEL III credit risk weights.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2018 and December 31, 2017 are as follows:

		2018
Due from banks and loans at amortized cost (*1)(*3):
Banks	~~W~~	17,935,816
Retail		136,499,558
Government		6,517,215
Corporations		131,795,992
Card receivable		21,592,287
		314,340,868
Deposits and securities at FVTPL(*1)(*3)
Bank		890,660
Corporations		1,189,190
		2,079,850

Financial asset at FVTPL		40,289,846
Securities measured at fair value - OCI		37,677,646
Securities measured at amortized cost		28,478,136
Derivative assets		1,793,613
Other financial assets(*1)(*2)		16,837,141
Financial guarantee contracts		4,413,874
Loan commitments and other credit liabilities		165,399,937
	~~W~~	611,310,911

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are recorded as net of allowances.

(*2) Other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

(*3) Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel Ⅲ).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

ii) Maximum exposure to credit risk (continued)

		2017
Due from banks and loans(*1)(*3):
Banks	~~W~~	13,373,140
Retail		124,868,554
Government		14,442,747
Corporations		123,637,882
Card receivable		20,119,514
		296,441,837

Trading assets		23,829,943
Financial assets designated at FVTPL		2,344,701
AFS financial assets		37,186,552
HTM financial assets		24,990,680
Derivative assets		3,400,178
Other financial assets(*1)(*2)		12,041,304
Financial guarantee contracts		3,267,707
Loan commitments and other credit liabilities		139,264,031
	~~W~~	542,766,933

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.

(*2) Other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

(*3) Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel Ⅲ).

iii) The maximum amount of exposure to credit risk by type of collateral of held financial instruments is as follows :

Classification		12 months Expected credit loss	Total expected credit loss		Total
			Not recognized	Recognized
Guarantee	~~W~~	13,608,254	3,870,047	61,623	17,539,924
Deposits and Savings		1,016,391	241,567	1,379	1,259,337
Property and equipment		1,051,573	244,571	18,766	1,314,910
Real estate		119,174,347	13,856,638	281,943	133,312,928
Securities		3,460,263	105,397	-	3,565,660
Other		2,593,792	28	218	2,594,038
Total	~~W~~	140,904,620	18,318,248	363,929	159,586,797

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets

-  Credit loss allowances of financial assets as of December 31, 2018 are as follows:

		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 1(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	16,873,064	980,673	94,866	11,493	-	17,960,096	(24,280)	17,935,816	55,008
Retail		122,318,451	6,122,202	4,991,709	3,103,779	402,975	136,939,116	(439,558)	136,499,558	81,216,489
Government		6,474,219	2,399	45,871	-	-	6,522,489	(5,274)	6,517,215	17,050
Corporations		82,476,923	28,445,914	9,800,260	11,659,375	882,394	133,264,866	(1,468,874)	131,795,992	74,069,579
Card receivable		16,129,536	2,022,525	1,791,147	2,039,390	411,595	22,394,193	(801,906)	21,592,287	7,599
		244,272,193	37,573,713	16,723,853	16,814,037	1,696,964	317,080,760	(2,739,892)	314,340,868	155,365,725
Securities at fair value through other comprehensive income(*2)		30,705,879	6,865,937	-	105,830	-	37,677,646	-	37,677,646	-
Securities at amortized cost		27,661,749	803,174	22,474	-	-	28,487,397	(9,261)	28,478,136	-
Ending balance	~~W~~	302,639,821	45,242,824	16,746,327	16,919,867	1,696,964	383,245,803	(2,749,153)	380,496,650	155,365,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets (continued)

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)
Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ~~W~~26,084 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets (continued)

-  Credit quality of due from banks and loans that are neither past due nor impaired as of December 31, 2017 are as follows:

		2017
		Banks	Retail	Government	Corporations	Card	Total
Grade 1(*3)	~~W~~	13,382,414	116,304,917	14,447,016	86,831,895	16,314,189	247,280,431
Grade 2(*3)		7,857	8,056,563	-	36,835,347	3,473,826	48,373,593
		13,390,271	124,361,480	14,447,016	123,667,242	19,788,015	295,654,024
Less : allowance (collective)		(17,131)	(212,502)	(4,269)	(647,694)	(288,362)	(1,169,958)
	~~W~~	13,373,140	124,148,978	14,442,747	123,019,548	19,499,653	294,484,066
Mitigation of credit risk due to collateral(*2)	~~W~~	96,835	80,354,889	-	64,018,607	6,358	144,476,689

(*1) Credit quality of deposits and loans is classified according to internal credit rating.

(*2) The credit risk mitigation effect of the collateral was estimated based on the fair value of the collateral.

(*3) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)
Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets (continued)

-  Aging analyses of due from banks and loans that are past due but not impaired as of December 31, 2017 are as follows:

		2017
		Banks	Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	-	458,968	-	131,624	446,658	1,037,250
30 days ~ less than 60 days		-	65,152	-	33,749	58,283	157,184
60 days ~ less than 90 days		-	42,427	-	16,972	37,972	97,371
90 days or more		-	15,430	-	11,787	390	27,607
		-	581,977	-	194,132	543,303	1,319,412
Less : allowance		-	(56,774)	-	(8,898)	(81,990)	(147,662)
	~~W~~	-	525,203	-	185,234	461,313	1,171,750
Mitigation of credit risk due to collateral	~~W~~	-	325,631	-	94,388	90	420,109

-  Due from banks and loans that are impaired as of December 31, 2017 are as follows:

		2017
		Banks	Retail	Government	Corporations	Card	Total
Impaired	~~W~~	-	362,707	-	1,010,036	420,316	1,793,059
Less : allowance		-	(168,334)	-	(576,936)	(261,768)	(1,007,038)
	~~W~~	-	194,373	-	433,100	158,548	786,021
Mitigation of credit risk due to collateral	~~W~~	-	128,906	-	384,815	12	513,733

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018

(In millions of won)

4.  Financial risk management (continued)

v) Credit risk exposures per credit grade of off-balance items

-  Credit risk exposures per credit grade of off-balance items as of December 31, 2018 are as follows:

		2018
		Grade 1(*1)	Grade 2(*1)	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,137,695	1,975,877	-	4,113,572
Life time expected credit loss		146,236	152,277	-	298,513
Impaired		-	-	1,789	1,789
		2,283,931	2,128,154	1,789	4,413,874
Loan commitment and other credit line
12-month expected credit loss		137,920,323	19,044,745	-	156,965,068
Life time expected credit loss		6,636,365	1,787,965	-	8,424,330
Impaired		-	-	10,539	10,539
		144,556,688	20,832,710	10,539	165,399,937
	~~W~~	146,840,619	22,960,864	12,328	169,813,811

(*1) Grade 1: BBB+ or above per internal credit rating

Grade 2: Below BBB+ per internal credit rating

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

vi) Credit ratings of debt securities

-  Credit ratings of debt securities as of December 31, 2017 are as follows:

		2017
		Trading assets	Financial assets designated at FVTPL	Available–for- sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	8,837,093	630,247	23,949,843	20,057,480	53,474,663
AA- to AA+		5,193,659	589,193	5,582,125	3,956,290	15,321,267
A- to A+		5,442,892	792,715	4,300,764	444,711	10,981,082
BBB- to BBB+		1,614,012	252,258	1,508,224	166,906	3,541,400
Lower than BBB-		275,200	-	435,651	177,840	888,691
Unrated		2,277,790	80,288	1,409,945	187,453	3,955,476
	~~W~~	23,640,646	2,344,701	37,186,552	24,990,680	88,162,579

-  The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS(*1)	KR(*2)	S&P	Fitch	Moody's
AAA	-	-	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1) KIS: Korea Investors Service

(*2) KR: Korea Ratings

-  Credit status of debt securities as of December 31, 2017 are as follows:

		2017
Neither past due nor impaired	~~W~~	88,160,626
Impaired		1,953
	~~W~~	88,162,579

- Credit quality of derivative assets as of December 31, 2018 and 2017 are as follows:

		2018	2017
Grade 1(*1)(*2)	~~W~~	1,687,005	3,290,638
Grade 2(*1)(*2)		106,608	109,540
	~~W~~	1,793,613	3,400,178

(*1) Credit qualities of derivative assets were classified based on the internal credit ratings of counterparties.

(*2) Grade 1: Internal credit rating of BBB+ or above, Grade 2: Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

vii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2018 and 2017 are as follows:

		2018
		Korea	USA	England	Japan	Germ-any	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	8,996,272	1,712,675	462,540	640,895	213,399	947,315	3,221,442	1,741,278	17,935,816
Retail		130,034,683	359,668	4,432	3,440,623	2,151	1,031,299	974,568	652,134	136,499,558
Government		4,257,877	499,742	-	750,676	108,667	182,822	546,597	170,834	6,517,215
Corporations		116,621,693	2,707,273	109,295	2,578,989	96,468	1,846,470	2,621,744	5,214,060	131,795,992
Card		21,453,128	8,435	301	2,107	208	92,992	20,785	14,331	21,592,287
		281,363,653	5,287,793	576,568	7,413,290	420,893	4,100,898	7,385,136	7,792,637	314,340,868
Deposits and loans at FVTPL
Bank		186,465	704,195	-	-	-	-	-	-	890,660
Corporations		1,189,190	-	-	-	-	-	-	-	1,189,190
		1,375,655	704,195	-	-	-	-	-	-	2,079,850
Securities at FVTPL		38,782,201	973,716	163,658	28,062	11,507	20,740	104,853	205,109	40,289,846
Securities at FVOCI		34,667,702	1,209,756	21,749	197,234	46,417	392,668	616,143	525,977	37,677,646
Securities at amortized cost		26,053,245	1,048,909	-	68,594	-	360,953	34,923	911,512	28,478,136
	~~W~~	382,242,456	9,224,369	761,975	7,707,180	478,817	4,875,259	8,141,055	9,435,235	422,866,346

		2017
		Korea	USA	England	Japan	Germ-any	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	6,315,655	1,186,576	205,705	268,533	144,382	583,094	3,420,223	1,248,972	13,373,140
Retail		119,993,323	346,746	3,811	2,695,890	2,057	745,725	615,079	465,923	124,868,554
Government		12,887,534	130,553	-	388,142	134,011	35,786	664,030	202,691	14,442,747
Corporations		110,025,699	2,371,400	175,038	2,169,445	73,998	1,613,022	2,530,507	4,678,773	123,637,882
Card		20,002,457	7,434	282	2,208	174	76,608	16,806	13,545	20,119,514
		269,224,668	4,042,709	384,836	5,524,218	354,622	3,054,235	7,246,645	6,609,904	296,441,837
Trading assets		23,294,062	235,474	189,297	985	8,704	5,074	60,037	36,310	23,829,943
Financial assets designated at FVTPL		2,262,222	82,479	-	-	-	-	-	-	2,344,701
AFS financial assets		34,323,438	1,242,570	14,517	163,652	32,148	474,134	510,678	425,415	37,186,552
HTM financial assets		22,458,896	1,466,037	-	34,487	-	237,641	37,096	756,523	24,990,680
	~~W~~	351,563,286	7,069,269	588,650	5,723,342	395,474	3,771,084	7,854,456	7,828,152	384,793,713

(*) The following accounts are the net book value less provision for doubtful accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

viii) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2018 and 2017 are as follows:

		2018
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	17,579,099	2,219	-	300	-	-	354,198	-	17,935,816
Retail		-	-	-	-	-	-	-	136,499,558	136,499,558
Government		6,385,776	-	-	2,795	-	-	128,644	-	6,517,215
Corporations		8,456,599	43,957,565	17,420,532	27,009,286	3,272,406	5,610,146	26,066,753	2,705	131,795,992
Card receivable		36,343	210,324	169,070	43,236	42,209	23,506	20,968,820	98,779	21,592,287
		32,457,817	44,170,108	17,589,602	27,055,617	3,314,615	5,633,652	47,518,415	136,601,042	314,340,868
Deposits and loans at FVTPL
Bank		870,656	-	-	20,004	-	-	-	-	890,660
Corporations		554,832	213,715	209,631	2,593	1,621	900	205,898	-	1,189,190
		1,425,488	213,715	209,631	22,597	1,621	900	205,898	-	2,079,850
Financial asset at fair value through profit or loss		25,067,491	1,646,132	1,185,571	342,124	208,455	60,829	11,779,244	-	40,289,846
Securities at fair value through other comprehensive income		22,436,768	1,695,624	302,789	480,979	480,585	-	12,280,901	-	37,677,646
Securities at amortized cost		6,634,975	99,437	-	775,580	595,334	-	20,372,810	-	28,478,136
	~~W~~	88,022,539	47,825,016	19,287,593	28,676,897	4,600,610	5,695,381	92,157,268	136,601,042	422,866,346

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017

(In millions of won)

4.  Financial risk management (continued)

vii) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2018 and 2017 are as follows:

		2017
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	11,094,855	1,592	-	56,744	-	-	2,219,949	-	13,373,140
Retail		-	-	-	-	-	-	-	124,868,554	124,868,554
Government		13,381,461	1,314	-	-	-	-	1,059,972	-	14,442,747
Corporations		5,474,353	40,364,768	16,563,849	23,005,675	2,880,851	2,413,929	32,934,457	-	123,637,882
Card receivable		41,825	295,290	140,117	37,801	38,580	12,257	395,145	19,158,499	20,119,514
		29,992,494	40,662,964	16,703,966	23,100,220	2,919,431	2,426,186	36,609,523	144,027,053	296,441,837
Trading assets		17,183,669	1,139,609	1,206,133	176,273	112,409	71,656	3,940,194	-	23,829,943
Financial asset designated at fair value through profit or loss		1,201,464	202,906	36,112	45,178	27,678	-	831,363	-	2,344,701
AFS financial assets		23,384,608	1,409,017	227,289	632,410	348,269	-	11,184,959	-	37,186,552
HTM financial assets		5,975,448	48,981	-	785,859	557,591	-	17,622,801	-	24,990,680
	~~W~~	77,737,683	43,463,477	18,173,500	24,739,940	3,965,378	2,497,842	70,188,840	144,027,053	384,793,713

(*) The following accounts are the net book value less provision for doubtful accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean won.

The Group’s market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, which incurs market risk relating to its trading activities.

Shinhan Bank’s Risk Policy Committee acts as the executive decision making body in relation to market risks setting the risk management policies and risk limits and controlling market risks arising from trading and non-trading activities.  In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank.

Shinhan Investment’s Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan Investment, and determines, among other things, Shinhan Investment’s overall market risk management policies and strategies, and assesses and approves trading activities and limits.  In addition, Shinhan Investment’s Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Investment’s operating departments.

i) Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions.  The Group manages market risk related to its trading positions using VaR, market value-based tool.

Shinhan Bank currently ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk.  Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system.  In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

Shinhan Investment currently uses the ten-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes. When computing the VaR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates, and foreign exchange rates in the past one year.  In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing.

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2018 and 2017 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	425,235	453,644	403,195	453,644
Stock price		201,408	227,167	143,238	143,238
Foreign exchange		143,202	174,702	124,292	139,617
Commodity		6,250	9,026	4,501	6,343
Option volatility		34,334	56,834	22,045	56,834
	~~W~~	810,429	921,373	697,271	799,676

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	431,065	463,340	414,689	415,139
Stock price		186,652	225,553	157,730	199,041
Foreign exchange		113,208	121,041	105,823	121,041
Commodity		11,395	22,366	4,562	4,562
Option volatility		10,405	12,599	7,809	12,599
	~~W~~	752,725	844,899	690,613	752,382

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2018 and 2017 are as follows:

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	22,559	29,748	16,194	18,797
Stock price		12,118	25,701	1,976	22,212
Foreign exchange(*)		39,282	45,738	34,162	34,294
Option volatility		131	511	30	261
Commodity		17	61	-	24
Portfolio diversification					(21,298)
	~~W~~	43,957	57,462	38,026	54,290

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	38,370	50,206	22,226	25,071
Stock price		4,051	5,622	3,040	4,675
Foreign exchange(*)		43,827	46,108	41,562	41,947
Option volatility		70	124	43	66
Commodity		22	46	-	14
Portfolio diversification					(26,367)
	~~W~~	49,943	56,103	42,031	45,406

(*) Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31 2018, and 2017, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	1,257	1,972	768	1,269

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	1,809	2,550	1,050	1,800

(*) Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2018 and 2017 are as follows:

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	7,563	14,314	3,656	7,321
Stock price		64,107	103,846	6,202	43,748
Foreign exchange		5,992	13,798	154	154
Option volatility		9,200	31,810	2,195	31,810
Portfolio diversification					(1,375)
	~~W~~	74,821	128,261	11,174	81,658

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	9,939	18,090	7,329	11,232
Stock price		12,015	22,496	7,068	10,830
Foreign exchange		7,140	12,604	2,760	5,506
Option volatility		3,404	4,536	2,710	3,216
Portfolio diversification					(9,583)
	~~W~~	22,221	34,564	12,980	21,201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the year ended December 31, 2018 and 2017 are as follows:

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	2,994	6,410	260	293
Stock price		4,084	4,933	2,030	4,793
Foreign exchange		1,111	2,825	40	352
Option volatility		824	4,916	89	106
	~~W~~	9,013	19,084	2,419	5,544

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	3,838	16,598	85	3,848
Stock price		1,195	3,368	-	3,178
Foreign exchange		1,213	3,569	3	1,924
Option volatility		5,083	7,423	2,777	3,809
	~~W~~	11,329	30,958	2,865	12,759

ii) Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•

Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•

Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates. Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations.  Through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits.  Shinhan Bank measures its interest rate VaR and interest rate EaR based on a simulated estimation of the maximum decrease in net asset value and net interest income in a one-year period based on various scenario analyses of historical interest rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

ii) Interest rate risk management from non-trading positions (continued)

Shinhan Card and Shinhan Life Insurance also monitors and manages its interest rate risk limits for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates.  The interest rate VaR analysis used by Shinhan Card and Shinhan Life Insurance principally focuses on the maximum impact on its net asset value from adverse movement in interest rates.

Non-trading positions for interest rate VaR and EaR as of December 31, 2018 and 2017 are as follows:

ii-1) Shinhan Bank

		2018	2017
VaR(*1)	~~W~~	164,393	293,355
EaR(*2)		316,718	174,262

ii-2) Shinhan Card

		2018	2017
VaR(*1)	~~W~~	163,804	147,932
EaR(*2)		28,267	32,081

ii-3) Shinhan Investment

		2018	2017
VaR(*1)	~~W~~	31,274	44,505
EaR(*2)		112,093	108,866

ii-4) Shinhan Life Insurance

		2018	2017
VaR(*1)	~~W~~	442,008	319,689
EaR(*2)		61,942	70,434

(*1) The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model with one year look-back period.

(*2) The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate.  Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department.  Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps.  Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

Foreign currency denominated assets and liabilities as of December 31, 2018 and 2017 are as follows:

		2018
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,797,714	1,216,221	259,631	1,595,799	1,654,668	9,524,033
Due from banks at FVTPL		704,195	-	-	-	-	704,195
Loan receivables measured at FVTPL		347,966	3,430	4,127	-	-	355,523
Loan at amortized cost		16,301,367	6,862,146	1,275,174	3,496,937	5,934,670	33,870,294
Securities at FVTPL		3,812,541	998	81,300	-	313,750	4,208,589
Derivative assets		133,197	285	2,299	406	11,875	148,062
Securities at FVOCI		3,209,293	125,512	-	357,682	728,456	4,420,943
Securities at amortized cost		1,405,775	128,512	-	34,955	1,175,733	2,744,975
Other financial assets		2,958,609	135,984	70,321	456,405	357,856	3,979,175
	~~W~~	33,670,657	8,473,088	1,692,852	5,942,184	10,177,008	59,955,789

Liabilities:
Deposits	~~W~~	13,333,500	7,217,318	727,291	4,565,067	5,232,529	31,075,705
Financial liabilities at FVTPL		4,389	-	-	-	458,934	463,323
Derivative liabilities		172,556	-	1,914	2,089	4,892	181,451
Borrowings		6,287,797	446,102	280,949	395,719	173,731	7,584,298
Debt securities issued		6,517,415	317,125	293,708	-	1,715,780	8,844,028
Financial liabilities designated at FVTPL		1,168,024	-	-	-	-	1,168,024
Other financial liabilities		2,684,717	192,161	125,434	573,544	548,754	4,124,610
	~~W~~	30,168,398	8,172,706	1,429,296	5,536,419	8,134,620	53,441,439

Net assets	~~W~~	3,502,259	300,382	263,556	405,765	2,042,388	6,514,350
Off-balance derivative exposure		(2,056,586)	(157,445)	(217,232)	(34,986)	(164,797)	(2,631,046)
Net position	~~W~~	1,445,673	142,937	46,324	370,779	1,877,591	3,883,304

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

iii) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2018 and 2017 are as follows (continued) :

		2017
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	~~W~~	3,589,642	983,260	324,246	1,940,542	1,652,631	8,490,321
Trading assets		1,911,537	6,314	181,023	-	233,924	2,332,798
Financial assets designated at FVTPL		884,946	-	-	-	197	885,143
Derivative assets		74,083	4	766	203	1,455	76,511
Loans		14,967,502	5,741,854	1,196,346	2,774,264	5,059,707	29,739,673
AFS financial assets		2,725,039	113,239	52,583	395,150	666,486	3,952,497
HTM financial assets		1,513,025	137,100	-	37,096	1,000,064	2,687,285
Other financial assets		1,646,688	288,243	154,853	458,166	289,715	2,837,665
	~~W~~	27,312,462	7,270,014	1,909,817	5,605,421	8,904,179	51,001,893

Liabilities:
Deposits	~~W~~	12,367,273	6,307,142	759,380	4,289,224	4,930,479	28,653,498
Trading liabilities		2,602	-	-	-	434,586	437,188
Financial liabilities designated at FVTPL		983,382	-	-	-	-	983,382
Derivative liabilities		105,141	195	631	4,734	713	111,414
Borrowings		5,385,706	294,000	231,539	407,678	68,988	6,387,911
Debt securities issued		4,913,896	249,616	31,981	196,380	1,018,628	6,410,501
Other financial liabilities		2,612,191	208,516	208,665	472,207	278,181	3,779,760
	~~W~~	26,370,191	7,059,469	1,232,196	5,370,223	6,731,575	46,763,654

Net assets	~~W~~	942,271	210,545	677,621	235,198	2,172,604	4,238,239
Off-balance derivative exposure		130,976	6,094	(586,904)	80,183	(623,648)	(993,299)
Net position	~~W~~	1,073,247	216,639	90,717	315,381	1,548,956	3,244,940

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management.  At the group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Shinhan Bank applies the following basic principles for liquidity risk management:

-	raise funding in sufficient amounts, at the optimal time at reasonable costs;
-	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
-	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;
-	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;
-	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and
-

consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months.  In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and the Group also has contingency plans in place in case of any emergency or crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2018 and 2017 are as follows:

		2018
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	14,451,366	796,510	905,259	1,196,790	1,526	57,259	17,408,710
Due from banks at fair value through profit or loss		115,476	131,712	518,109	105,359	6,053	-	876,709
Loans at fair value through profit or loss		290,724	388,218	42,550	201,591	257,873	48,982	1,229,938
Loans at amortized cost		34,025,588	34,254,065	45,151,571	68,239,781	87,760,434	66,889,553	336,320,992
Securities at fair value through profit or loss		36,043,891	41,287	35,677	403,849	1,572,268	3,351,681	41,448,653
Securities at fair value through other comprehensive income		37,519,813	12,093	5,145	20,291	255,091	507,920	38,320,353
Securities at amortized cost		505,417	1,378,525	481,193	2,270,447	15,067,164	16,896,833	36,599,579
Other financial assets		15,130,599	5,629	19,173	433,060	92,753	1,215,953	16,897,167
	~~W~~	138,082,874	37,008,039	47,158,677	72,871,168	105,013,162	88,968,181	489,102,101

Liabilities:
Deposits(*2)	~~W~~	123,166,403	24,736,962	34,096,334	56,060,670	28,316,319	2,880,197	269,256,885
Financial liabilities at fair value through profit or loss		1,402,726	193	53	10,403	10,124	-	1,423,499
Borrowings		13,542,317	2,879,693	2,207,560	2,965,132	5,854,335	2,553,162	30,002,199
Debt securities issued		3,779,407	5,433,266	5,633,286	10,468,221	36,694,200	5,291,240	67,299,620
Financial liabilities designated at fair value through profit or loss		332,249	303,996	171,927	1,061,443	5,552,824	1,113,361	8,535,800
Other financial liabilities		19,423,802	22,744	110,883	146,256	432,277	71,318	20,207,280
	~~W~~	161,646,904	33,376,854	42,220,043	70,712,125	76,860,079	11,909,278	396,725,283
Off balance(*4):
Finance guarantee contracts	~~W~~	4,413,874	-	-	-	-	-	4,413,874
Loan commitments and other		166,498,542	-	-	-	-	-	166,498,542
	~~W~~	170,912,416	-	-	-	-	-	170,912,416

Derivatives:
Cash inflows	~~W~~	2,402,504	585,267	814,009	1,110,368	6,223,707	6,746,091	17,881,946
Cash outflows		(2,854,430)	(591,008)	(840,579)	(1,116,920)	(6,261,239)	(6,756,747)	(18,420,923)
	~~W~~	(451,926)	(5,741)	(26,570)	(6,552)	(37,532)	(10,656)	(538,977)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2018 and 2017 are as follows (continued) :

		2017
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	~~W~~	19,576,010	868,907	945,027	1,290,451	8,320	49,767	22,738,482
Trading assets(*3)		27,327,076	627,936	247,905	54,631	183,577	31,862	28,472,987
Financial assets designated at fair value through profit or loss		2,819,112	35,001	91,487	20,097	364,898	248,609	3,579,204
Loans		29,831,671	34,176,546	43,120,328	63,496,597	76,247,244	59,983,675	306,856,061
Available-for-sale financial assets(*3)		37,273,740	352,098	20,013	2,472,184	408,106	1,598,529	42,124,670
Held-to-maturity financial assets		153,833	178,514	309,115	1,672,095	15,018,937	14,954,247	32,286,741
Other financial assets		10,457,000	13,915	22,999	401,431	1,151,508	104,097	12,150,950
	~~W~~	127,438,442	36,252,917	44,756,874	69,407,486	93,382,590	76,970,786	448,209,095
Liabilities:
Deposits(*2)	~~W~~	130,916,019	21,725,284	31,482,983	52,440,287	16,137,734	1,940,194	254,642,501
Trading liabilities(*3)		1,848,490	-	-	-	-	-	1,848,490
Financial liabilities designated at fair value through profit or loss		303,065	324,807	548,868	916,388	5,106,209	1,098,518	8,297,855
Borrowings		15,286,424	2,543,847	1,655,662	2,823,721	3,658,670	1,844,417	27,812,741
Debt securities issued		2,261,028	3,717,185	3,651,503	10,565,098	30,391,156	4,224,471	54,810,441
Other financial liabilities		19,387,718	42,948	137,810	335,104	363,245	59,188	20,326,013
	~~W~~	170,002,744	28,354,071	37,476,826	67,080,598	55,657,014	9,166,788	367,738,041
Off balance(*4):
Finance guarantee contracts	~~W~~	3,267,707	-	-	-	-	-	3,267,707
Loan commitments and other		140,675,467	-	-	-	-	-	140,675,467
	~~W~~	143,943,174	-	-	-	-	-	143,943,174

Derivatives:
Cash inflows	~~W~~	3,735,274	790,313	829,659	1,411,010	2,684,189	143,032	9,593,477
Cash outflows		(3,324,459)	(498,396)	(727,887)	(1,321,939)	(2,594,372)	(60,717)	(8,527,770)
	~~W~~	410,815	291,917	101,772	89,071	89,817	82,315	1,065,707

(*1) These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2) Demand deposits amounting to ~~W~~106,160,833 million and ~~W~~102,928,642 million as of December 31, 2018 and December 31, 2017 are included in the ‘Less than 1 month’ category, respectively.

(*3) Short-term financial instruments that are valued at market prices are classified as the shortest within one month.

(*4) Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end.  The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.  If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations.  Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

- The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of December 31, 2018 and 2017 are as follows:

		2018
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	57,236	813,420	870,656
Loan receivables measured at FVTPL		-	891,636	317,558	1,209,194
Financial assets at FVTPL:
Debt securities and other securities		5,084,767	29,552,429	5,497,769	40,134,965
Equity securities		528,113	143,139	493,818	1,165,070
Gold deposits		154,881	-	-	154,881
Derivative assets:
Trading		62,275	1,548,769	116,277	1,727,321
Hedging		-	61,706	4,586	66,292
Securities measured at FVOCI:
Debt securities		10,532,244	27,095,555	49,846	37,677,645
Equity securities		135,866	-	500,659	636,525
	~~W~~	16,498,146	59,350,470	7,793,933	83,642,549
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	961,372	-	-	961,372
Gold deposits		458,934	-	-	458,934
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	1,702,063	6,833,737	8,535,800
Derivative liabilities:
Trading		116,160	1,444,545	285,965	1,846,670
Hedging		-	232,102	361,120	593,222
	~~W~~	1,536,466	3,378,710	7,480,822	12,395,998

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

i) Financial instruments measured at fair value

- The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of December 31, 2018 and 2017 are as follows:

		2017
		Level 1	Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	5,897,898	17,479,033	263,715	23,640,646
Equity securities		1,350,888	2,872,437	411,028	4,634,353
Gold deposits		189,297	-	-	189,297
Financial assets designated at fair value through profit or loss:
Debt securities and others		569,259	1,509,023	266,419	2,344,701
Equity securities		3,475	948,705	282,176	1,234,356
Derivative assets:
Trading		31,858	2,955,377	293,540	3,280,775
Hedging		-	117,603	1,800	119,403
Available-for-sale financial assets:
Debt securities		10,493,483	26,286,175	406,894	37,186,552
Equity securities		427,227	613,616	3,889,542	4,930,385
	~~W~~	18,963,385	52,781,969	5,815,114	77,560,468
Financial liabilities:
Trading liabilities:
Securities sold	~~W~~	1,413,904	-	-	1,413,904
Gold deposits		434,586	-	-	434,586
Financial liabilities designated at fair value through profit or loss:
Securities sold		36,973	-	-	36,973
Derivatives-combined securities		-	986,882	7,273,754	8,260,636
Derivative liabilities:
Trading		20,738	2,706,249	77,847	2,804,834
Hedging		-	257,665	425,162	682,827
	~~W~~	1,906,201	3,950,796	7,776,763	13,633,760

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2018 and 2017 are as follows:

		2018
		Financial asset at fair value through profit or loss	Financial asset designated at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Derivative assets and liabilities, net	Financial liabilities designated at fair value through profit or loss
Beginning balance	~~W~~	5,831,369	152,091	621,207	(250,662)	(7,273,754)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		359,160	3,390	4,692	(128,816)	10,090
Recognized in other comprehensive income (loss) for the year		-	-	29,388	-	235
		359,160	3,390	34,080	(128,816)	10,325
Purchase		2,143,853	-	2,510	2,236	-
Issue		-	-	-	-	(7,127,670)
Settlement		(1,212,202)	(155,481)	(107,292)	(148,987)	7,557,362
Transfer in(*2)		1,370	-	-	6	-
Transfer out(*2)		(985)	-	-	-	-
Ending balance	~~W~~	7,122,565	-	550,505	(526,223)	(6,833,737)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2018 and 2017 are as follows (continued):

		2017
		Trading assets	Financial assets designated at FVTPL	Available-for-sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		41,127	(9,202)	(200,701)	634,438	(913,760)
Recognized in other comprehensive income (loss) for the year		-	-	(3,149)	-	-
		41,127	(9,202)	(203,850)	634,438	(913,760)
Purchase		589,144	210,856	1,150,904	29,333	-
Issue		-	-	-	4,541	(8,710,656)
Settlement		(139,562)	(267,098)	(565,146)	(383,873)	9,924,989
Transfer in(*2)		101,557	-	31,087	28	-
Transfer out(*2)		-	-	-	-	-
Ending balance	~~W~~	674,743	548,595	4,296,436	(207,669)	(7,273,754)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2018 and 2017 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		2018
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	179,658	(14,586)
Net gain on financial assets designated at fair value through profit or loss		10,090	392,096
Net gain on securities at fair value through other comprehensive income		2,575	-
Reversal of (provision for) credit loss allowance		17	(28)
Other operating expenses		56,176	57,317
	~~W~~	248,516	434,799

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2018 and 2017 are as follows (continued):

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2018 and 2017 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows (continued):

		2017
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	~~W~~	843,657	121,643
Loss on financial instruments designated at FVTPL		(922,962)	(129,654)
Gain on disposal of available-for-sale financial assets		17,193	977
Impairment losses on financial assets		(180,206)	(180,206)
Other operating expenses		(205,780)	(216,135)
	~~W~~	(448,098)	(403,375)

(*2) Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.  The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2018 are as follows:

Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF(*1),	~~W~~	30,501,301	Discount rate
Equity securities	NAV(*2)		143,139	Price of underlying assets
			30,644,440
Derivative assets
Trading	Option model, DCF(*1)		1,548,769	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			61,706
			1,610,475
Securities at fair value through other comprehensive income	DCF(*1),		27,095,555	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		~~W~~	59,350,470
Liabilities
Financial liabilities designated at fair value through profit or loss	DCF(*1)	~~W~~	1,702,063	Discount rate
Derivative liabilities
Trading	Option model, DCF(*1)		1,444,545	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			232,102
			1,676,647
		~~W~~	3,378,710

(*1) DCF : Discounted cash flow

(*2) NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2018 are as follows:

Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model(*1)	~~W~~	6,628,747	The volatility of the underlying asset Correlations	16.39%~42.56% 1.26%~39.45% 0.00%
Equity securities	DCF, NAV		493,818	The volatility of the underlying asset Correlations	5.80%~41.00% 0.00%~74.00%
			7,122,565
Derivative assets
Equity and foreign exchange related	Option model(*1)		43,183	The volatility of the underlying asset Correlations	2.20%~38.00% 12.00%~82.00%
Interest rates related	Option model(*1)		44,848	The volatility of the underlying asset Regression coefficient Correlations	0.00%~1.00% 0.42%~1.65% 44.93%~91.00%
Credit and commodity related	Option model(*1)		32,832	The volatility of the underlying asset Correlations	1.00%~33.00% 33.00%~67.00%
			120,863

Securities at fair value through other comprehensive income
Debt securities	DCF		49,846	Discount rate Growth rate	8.43%~17.40% 0.00%~3.00%
Equity securities	NAV		500,659
			550,505
		~~W~~	7,793,933

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2018 are as follows (continued):

Type of financial instrument	Valuation technique	Type		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)		~~W~~	6,833,737	The volatility of the underlying asset Correlations	0.00%~107.00% -42.00%~93%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)			199,504	The volatility of the underlying asset Correlations	2.20%~98.00% -3.00%~82.00%
Interest rates related	Option model(*1)			374,976	The volatility of the underlying asset Regression coefficient Correlations	0.00%~33.00% 0.42%~2.77% 28.15%~91.00%
Credit and commodity related	Option model(*1)			72,605	The volatility of the underlying asset Correlations	1.00%~107.00% -20.00%~93.00%
				647,085
			~~W~~	7,480,822

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

- Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2018 and 2017.

		2018
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Financial asset at fair value through profit or loss	~~W~~	45,760	(20,662)
Derivative assets		28,115	(27,201)
		73,875	(47,863)
Effects on other comprehensive income for the period:
Securities at fair value through other comprehensive income(*2)		23,885	(17,231)
	~~W~~	97,760	(65,094)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	112,212	(131,080)
Derivative liabilities		103,938	(88,348)
	~~W~~	216,150	(219,428)

		2017
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Trading assets	~~W~~	2,792	(2,742)
Financial assets designated at fair value through profit or loss		1,843	(1,941)
Derivative assets		29,059	(28,077)
		33,694	(32,760)
Effects on other comprehensive income for the period:
Available-for-sale financial assets(*2)		39,460	(25,505)
	~~W~~	73,154	(58,265)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	72,063	(56,754)
Derivative liabilities		32,770	(33,343)
	~~W~~	104,833	(90,097)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset

(-10~10%) or correlations (-10~10%).

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

ii) Financial instruments measured at amortized cost

- The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.
Securities measured at amortized cost	The minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value.
Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

ii) Financial instruments measured at amortized cost (continued)

- The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2018 and 2017 are as follows:

		2018
		Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	14,471,988	14,471,920

Loans measured at amortized cost
Retails		125,265,676	126,266,820
Corporations		146,302,462	147,420,557
Public and other funding loans		2,868,154	2,891,202
Loans between banks		3,579,169	3,580,576
Credit card		21,594,011	21,930,174

Securities measured at amortized cost
Government bonds		18,000,454	18,974,413
Financial institution bonds		2,171,623	2,195,425
Debentures		8,306,059	8,506,853
Other financial assets		16,837,141	16,859,986
	~~W~~	359,396,737	363,097,926
Deposit liabilities:
Demand deposits	~~W~~	106,160,834	106,160,834
Time deposits		139,644,763	139,580,314
Certificate of deposit		9,247,088	9,298,457
Issued bill deposit		4,087,530	4,087,338
CMA deposits		4,084,709	4,084,709
Other		1,775,266	1,775,276

Borrowing debts:
Call-money		1,425,162	1,425,162
Bills sold		14,536	14,506
Bonds sold under repurchase agreements		7,472,459	7,472,459
Borrowings		20,906,385	20,986,518

Debts:
Borrowings in won		54,769,670	55,240,467
Borrowings in foreign currency		8,458,029	8,265,842
Other financial liabilities		20,545,181	20,233,920
	~~W~~	378,591,612	378,625,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

ii) Financial instruments measured at amortized cost (continued)

- The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2018 and 2017 are as follows:

		2017
		Carrying value	Fair value
Assets:
Loans:
Retails	~~W~~	111,609,285	111,275,346
Corporations		138,712,234	139,243,914
Public and other funding loans		2,288,647	2,296,669
Loans between banks		2,965,727	2,956,294
Credit card		19,989,873	20,216,334

Held-to-maturity securities:
Government bonds		15,164,133	15,556,048
Financial institution bonds		2,708,148	2,694,121
Debentures		7,118,399	7,140,166
Other financial assets		12,041,304	12,038,310
	~~W~~	312,597,750	313,417,202
Deposit liabilities:
Demand deposits	~~W~~	102,928,642	102,928,642
Time deposits		129,483,260	129,358,203
Certificate of deposit		7,583,365	7,622,796
Issued bill deposit		3,423,459	3,423,320
CMA deposits		4,197,146	4,197,146
Other		1,803,352	1,803,047

Borrowing debts:
Call-money		856,813	856,813
Bills sold		13,605	13,580
Bonds sold under repurchase agreements		9,056,232	9,056,232
Borrowings		17,659,960	17,670,216

Debts:
Borrowings in won		44,961,871	44,871,647
Borrowings in foreign currency		6,378,950	6,406,046
Other financial liabilities		20,205,312	20,179,542
	~~W~~	348,551,967	348,387,230

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

- The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2018 and 2017 are as follows:

		2018
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	3,105,588	10,587,086	779,246	14,471,920

Loans measured at amortized cost
Retails		-	-	126,266,820	126,266,820
Corporations		-	-	147,420,557	147,420,557
Public and other funding loans		-	-	2,891,202	2,891,202
Loans between banks		590	2,498,193	1,081,793	3,580,576
Credit card		-	-	21,930,174	21,930,174

Securities measured at amortized cost:
Government bonds		7,887,135	11,087,278	-	18,974,413
Financial institution bonds		719,925	1,475,500	-	2,195,425
Debentures		-	8,423,809	83,044	8,506,853

Other financial assets		74,625	11,606,369	5,178,992	16,859,986
	~~W~~	11,787,863	45,678,235	305,631,828	363,097,926
Deposit liabilities:
Demand deposits	~~W~~	1,136,610	104,998,305	25,919	106,160,834
Time deposits		-	-	139,580,314	139,580,314
Certificate of deposit		-	-	9,298,457	9,298,457
Issued bill deposit		-	-	4,087,338	4,087,338
CMA deposits		-	4,084,709	-	4,084,709
Other		1,665,090	-	110,186	1,775,276

Borrowing debts:
Call-money		465,000	960,162	-	1,425,162
Bills sold		-	-	14,506	14,506
Bonds sold under repurchase agreements		5,243,217	-	2,229,242	7,472,459
Borrowings		-	123,874	20,862,644	20,986,518

Debts:
Borrowings in won		-	36,335,879	18,904,588	55,240,467
Borrowings in foreign currency		-	5,558,527	2,707,315	8,265,842
Other financial liabilities		74,638	6,630,725	13,528,557	20,233,920
	~~W~~	8,584,555	158,692,181	211,349,066	378,625,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

- The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2018 and December 31, 2017 are as follows:

		2017
		Level 1	Level 2	Level 3	Total
Assets:
Loans :
Retails	~~W~~	-	-	111,275,346	111,275,346
Corporations		-	-	139,243,914	139,243,914
Public and other funding loans		-	-	2,296,669	2,296,669
Loans between banks		3,065	845,567	2,107,662	2,956,294
Credit card		-	-	20,216,334	20,216,334

Held-to-mature securities:
Government bonds		6,915,067	8,640,981	-	15,556,048
Financial institution bonds		936,067	1,758,054	-	2,694,121
Debentures		-	7,140,166	-	7,140,166
Other financial assets		79,889	6,832,567	5,125,854	12,038,310
	~~W~~	7,934,088	25,217,335	280,265,779	313,417,202
Deposit liabilities:
Demand deposits	~~W~~	1,185,912	101,742,730	-	102,928,642
Time deposits		-	-	129,358,203	129,358,203
Certificate of deposit		-	-	7,622,796	7,622,796
Issued bill deposit		-	-	3,423,320	3,423,320
CMA deposits		-	4,197,146	-	4,197,146
Other		1,736,929	-	66,118	1,803,047

Borrowing debts:
Call-money		295,000	561,813	-	856,813
Bills sold		-	-	13,580	13,580
Bonds sold under repurchase agreements		5,663,846	-	3,392,386	9,056,232
Borrowings		-	4,905	17,665,311	17,670,216

Debts:
Borrowings in won		-	29,447,273	15,424,374	44,871,647
Borrowings in foreign currency		-	4,175,134	2,230,912	6,406,046
Other financial liabilities		84,665	5,642,143	14,452,734	20,179,542
	~~W~~	8,966,352	145,771,144	193,649,734	348,387,230

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

- For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2018 and 2017 are as follows:

		2018
		Fair value(*2)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	10,587,086	DCF(*1)	Discount rate
Loans measured at amortized cost		2,498,193	DCF(*1)	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		20,986,587	DCF(*1)	Discount rate
Other financial assets		11,606,369	DCF(*1)	Discount rate
	~~W~~	45,678,235
Liabilities
Deposits	~~W~~	109,083,014	DCF(*1)	Discount rate
Borrowings		1,084,036	DCF(*1)	Discount rate
Debt securities issued		41,894,406	DCF(*1)	Discount rate
Other financial liabilities		6,630,725	DCF(*1)	Discount rate
	~~W~~	158,692,181

Financial instruments classified as level 3 :
Assets
Due from banks measured at amortized cost	~~W~~	779,246	DCF(*1)	Discount rate
Loans measured at amortized cost		299,590,546	DCF(*1)	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		83,044	DCF(*1)	Discount rate
Other financial assets		5,178,992
	~~W~~	305,631,828
Liabilities
Deposits	~~W~~	153,102,214	DCF(*1)	Discount rate
Borrowings		23,106,392	DCF(*1)	Discount rate
Debt securities issued		21,611,903	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		13,528,557	DCF(*1)	Discount rate
	~~W~~	211,349,066

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

- For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2018 and 2017 are as follows:

		2017
		Fair value(*2)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Loans	~~W~~	845,567	DCF(*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		17,539,201	DCF(*1)	Discount rate
Other financial assets		6,832,567	DCF(*1)	Discount rate
	~~W~~	25,217,335
Liabilities
Deposits	~~W~~	105,939,876	DCF(*1)	Discount rate
Borrowings		566,718	DCF(*1)	Discount rate
Debt securities issued		33,622,407	DCF(*1)	Discount rate
Other financial liabilities		5,642,143	DCF(*1)	Discount rate
	~~W~~	145,771,144

Financial instruments classified as level 3 :
Assets
Loans	~~W~~	275,139,925	DCF(*1)	Discount rate, credit spread, prepayment rate
Other financial assets		5,125,854	DCF(*1)	Discount rate
	~~W~~	280,265,779
Liabilities
Deposits	~~W~~	140,470,437	DCF(*1)	Discount rate
Borrowings		21,071,277	DCF(*1)	Discount rate
Debt securities issued		17,655,286	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		14,452,734	DCF(*1)	Discount rate
	~~W~~	193,649,734

(*1) DCF : discounted cash flow

(*2) Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2018 and 2017

		2018	2017
Beginning balance	~~W~~	(137,393)	(89,695)
Deferral on new transactions		(91,625)	(108,832)
Recognized in profit for the year		102,907	66,063
Ending balance	~~W~~	(126,111)	(132,464)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.  The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as December 31, 2018 and 2017 are as follows:

		2018
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	17,348,626	-	17,348,626
Due from banks at fair value through profit or loss		870,656	-	-	-	870,656
Securities at fair value through profit or loss		41,454,916	-	-	-	41,454,916
Loans at fair value through profit or loss		1,209,194	-	-	-	1,209,194
Derivatives		1,727,321	-	-	66,292	1,793,613
Securities at fair value through other comprehensive income		-	38,314,170	-	-	38,314,170
Securities at amortized cost		-	-	28,478,136	-	28,478,136
Loans at amortized cost		-	-	299,609,472	-	299,609,472
Other		-	-	16,837,141	-	16,837,141
	~~W~~	45,262,087	38,314,170	362,273,375	66,292	445,915,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as December 31, 2018 and 2017 are as follows:

		2018
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	265,000,190	-	265,000,190
Financial liabilities at fair value through profit or loss		1,420,306	-	-	-	1,420,306
Financial liabilities designated at FVTPL		-	8,535,800	-	-	8,535,800
Derivatives		1,846,669	-	-	593,223	2,439,892
Borrowings		-	-	29,818,542	-	29,818,542
Debt securities issued		-	-	63,227,699	-	63,227,699
Other		-	-	20,545,181	-	20,545,181
	~~W~~	3,266,975	8,535,800	378,591,612	593,223	390,987,610

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as December 31, 2018 and 2017 are as follows:

		2017
		Trading assets	FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	-	-	-	-	22,668,598	-	22,668,598
Trading assets		28,464,296	-	-	-	-	-	28,464,296
Financial assets designated at FVTPL		-	3,579,057	-	-	-	-	3,579,057
Derivatives		3,280,775	-	-	-	-	119,403	3,400,178
Loans		-	-	-	-	275,565,766	-	275,565,766
AFS financial assets		-	-	42,116,937	-	-	-	42,116,937
HTM financial assets		-	-	-	24,990,680	-	-	24,990,680
Other		-	-	-	-	12,041,304	-	12,041,304
	~~W~~	31,745,071	3,579,057	42,116,937	24,990,680	310,275,668	119,403	412,826,816

		2017
		Trading liabilities	FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	249,419,224	-	249,419,224
Trading liabilities		1,848,490	-	-	-	1,848,490
Financial liabilities designated at FVTPL		-	8,297,609	-	-	8,297,609
Derivatives		2,804,834	-	-	682,827	3,487,661
Borrowings		-	-	27,586,610	-	27,586,610
Debt securities issued		-	-	51,340,821	-	51,340,821
Other		-	-	20,205,312	-	20,205,312
	~~W~~	4,653,324	8,297,609	348,551,967	682,827	362,185,727

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(g) Transfer of financial instruments

i) Transfers that do not qualify for derecognition

- Bonds sold under repurchase agreements as of December 31, 2018 and 2017 are as follows:

		2018
Transferred asset:
Securities at FVTPL	~~W~~	6,711,060
Securities at FVOCI		688,593
Securities at amortized cost		156,066
Loans at FVTPL		-
Loans at amortized cost		-
	~~W~~	7,555,719
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	7,167,364

		2017
Transferred asset:
Financial assets at fair value through profit or loss	~~W~~	7,688,025
Available-for-sale financial assets		1,240,063
Held-to-maturity financial assets		615,352
Loans		51,900
	~~W~~	9,595,340
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	9,057,138

- Securities loaned as of December 31, 2018 and 2017 are as follows:

		2018	2017	Borrowers
Government bonds	~~W~~	1,216,381	495,737	Korea Securities Finance Corp., Korea Securities Depository and others
Financial institutions bonds		409,831	319,581	Korea Securities Finance Corp., Korea Securities Depository
Equity securities		6,029	34,870	Korea Securities Finance Corp.
	~~W~~	1,632,241	850,188

ii) Financial instruments qualified for derecognition and continued involvement

There was no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2018, and 2017.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2018 and 2017 are as follows:

		2018
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives(*1)	~~W~~	1,730,828	-	1,730,828	6,746,640	26,638	1,165,276
Other financial instruments(*1)		7,476,505	1,268,779	6,207,726
Bonds purchased under repurchase agreements(*2)		12,945,380	-	12,945,380	12,557,025	-	388,355
Securities loaned(*2)		1,827,066	-	1,827,066	1,246,157	-	580,909
Domestic exchange settlement debit(*3)		32,647,367	26,502,610	6,144,757	74,552	-	6,070,205
Receivables from disposal of securities(*4)		22,906	519	22,387	-	-	22,387
Insurance receivables		8,014	-	8,014	4,872	-	3,142
	~~W~~	56,658,066	27,771,908	28,886,158	20,629,246	26,638	8,230,274
Liabilities:
Derivatives(*1)	~~W~~	11,858,108	-	11,858,108	7,850,210	-	9,334,098
Other financial instruments(*1)		6,594,979	1,268,779	5,326,200
Bonds purchased under repurchase agreements(*2)		7,170,744	-	7,170,744	7,170,744	-	-
Securities borrowed(*2)		936,705	-	936,705	936,705	-	-
Domestic exchange settlement pending(*3)		27,647,185	26,502,611	1,144,574	1,090,808	-	53,766
Payable from purchase of securities(*4)		552	519	33	33	-	-
Insurance payables		4,984	-	4,984	4,871	-	113
	~~W~~	54,213,257	27,771,909	26,441,348	17,053,371	-	9,387,977

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2018 and 2017 are as follows:

		2017
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives(*1)	~~W~~	3,219,982	-	3,219,982	5,626,795	318,813	1,650,336
Other financial instruments(*1)		5,911,577	1,535,614	4,375,962
Bonds purchased under repurchase agreements(*2)		12,861,514	-	12,861,514	12,312,131	-	549,383
Securities loaned(*2)		850,188	-	850,188	633,407	-	216,781
Domestic exchange settlement debit(*3)		33,367,006	30,367,425	2,999,581	79,882	-	2,919,699
Receivables from disposal of securities(*4)		15,568	1,152	14,416	-	-	14,416
Insurance receivables		6,807	-	6,807	3,376	-	3,431
	~~W~~	56,232,642	31,904,191	24,328,450	18,655,591	318,813	5,354,046
Liabilities:
Derivatives(*1)	~~W~~	12,625,941	-	12,625,941	6,378,052	-	9,907,534
Other financial instruments(*1)		5,195,260	1,535,615	3,659,645
Bonds purchased under repurchase agreements(*2)		9,057,138	-	9,057,138	9,057,138	-	-
Securities borrowed(*2)		1,450,877	-	1,450,877	1,450,877	-	-
Domestic exchange settlement pending(*3)		32,202,236	30,367,425	1,834,811	1,763,331	-	71,480
Payable from purchase of securities(*4)		1,519	1,152	367	326	-	41
Insurance payables		3,376	-	3,376	3,376	-	-
	~~W~~	60,536,347	31,904,192	28,632,155	18,653,100	-	9,979,055

(*1) The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis under normal business terms.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

(i) Capital risk management

The controlling company, banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards.  “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies.  “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2018 and 2017 are as follows:

		2018	2017
Capital :
Tier I common equity capital	~~W~~	28,696,267	26,756,509
Additional tier 1 capital		1,981,609	916,383
Tier I capital		30,677,876	27,672,892
Tier II capital		3,315,185	3,040,572
Total capital (A)	~~W~~	33,993,061	30,713,464

Total risk-weighted assets (B)	~~W~~	228,678,105	207,768,636

Capital adequacy ratio (A/B)		14.87%	14.78%
Tier I capital adequacy ratio		13.42%	13.32%
Common equity capital adequacy ratio		12.55%	12.88%

As of December 31, 2018 and 2017, the Group met the regulatory capital ratio above 8%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

5.  Significant estimates and judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future.  Management’s estimated outcomes may differ from actual outcomes.  The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Estimation of impairment of goodwill

The Group reviews the goodwill annually in accordance with the accounting policy in Note 3. The recoverable amount of the cash-generating unit (group) was determined based on the value-in-use calculation. These calculations are based on estimates.

(b) Income taxes

The Group is subject to tax laws from various countries.  In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.  The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(c) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Group determines valuation techcredit loss allowanceniques and assumptions based on significant market conditions at the end of each reporting period.  Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(d) Credit loss allowance, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing.  The accuracy of allowances and provisions for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(e) Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.  The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds.  The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations.  Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.  Other significant assumptions related to defined benefit obligations are based on current market situations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

5.  Significant estimates and judgments (continued)

(f) Hedging relationship

The Group expects a high risk hedging effect throughout the hedging period in designating the hedging relationship and it is probable that the hedged transaction will be highly probable in the cash flow hedge.

6.  Subsidiary investment

(a)  The summarized financial information of the controlling party and the Group’s major subsidiaries as of December 31, 2018 and 2017 is as follows:

		20 2018 2017(*3)
Investees(*1)(*2)		Asset balance	Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group(separate)	~~W~~	30,114,232	8,464,164	21,650,068	27,639,783	7,447,705	20,192,078
Shinhan Bank		348,523,615	324,331,076	24,192,539	324,314,242	301,660,298	22,653,944
Shinhan Card Co., Ltd.		29,429,455	23,427,988	6,001,467	26,367,562	20,092,443	6,275,119
Shinhan Investment Corp.		29,140,427	25,767,858	3,372,569	28,644,288	25,391,599	3,252,689
Shinhan Life Insurance Co., Ltd.		31,823,631	30,078,522	1,745,109	29,719,359	27,987,427	1,731,932
Shinhan Capital Co., Ltd.		6,116,585	5,368,265	748,320	5,315,366	4,603,786	711,580
Jeju Bank		5,980,941	5,507,949	472,992	5,562,924	5,158,123	404,801
Shinhan Credit Information Co., Ltd.		24,377	8,750	15,627	22,726	8,144	14,582
Shinhan Alternative Investment Management Inc.		102,079	92,194	9,885	86,902	76,250	10,652
Shinhan BNP Paribas Asset Management Co., Ltd.		173,964	14,841	159,123	174,839	18,286	156,553
SHC Management Co., Ltd.		9,755	198	9,557	9,438	190	9,248
Shinhan DS		43,095	23,118	19,977	39,799	24,446	15,353
Shinhan Savings Bank		1,454,290	1,291,012	163,278	1,287,170	1,139,533	147,637
Shinhan AITAS Co., Ltd.		65,725	7,367	58,358	58,158	6,209	51,949
Shinhan REITs Management Co., Ltd.		36,298	3,496	32,802	29,319	71	29,248

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists.

(*3) As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

6.  Subsidiary investment (continued)

(b) The summarized income information of the controlling party and the Group’s major subsidiaires for the years ended December 31, 2018 and 2017 is as follows:

		20 2018 2017(*3)
Investees(*1)(*2)		Operating Income	Net Income	Comprehensive Income	Operating Income	Net Income	Comprehensive Income
Shinhan Financial Group(separate)	~~W~~	1,519,197	1,234,883	1,234,044	1,008,868	754,727	755,018
Shinhan Bank		19,731,711	2,279,362	2,333,266	21,240,193	1,712,314	1,496,582
Shinhan Card Co., Ltd.		3,752,232	517,761	477,135	5,186,592	898,723	787,956
Shinhan Investment Corp.		5,553,118	251,268	269,058	5,558,862	211,919	195,910
Shinhan Life Insurance Co., Ltd.		5,633,679	131,021	150,997	5,997,997	120,642	46,062
Shinhan Capital Co., Ltd.		439,031	103,400	100,317	351,772	87,647	88,128
Jeju Bank		224,766	27,446	30,579	208,661	25,143	22,053
Shinhan Credit Information Co., Ltd.		37,616	1,392	985	32,836	340	377
Shinhan Alternative Investment Management Inc.		21,590	(780)	(780)	29,410	(844)	(842)
Shinhan BNP Paribas Asset Management Co., Ltd.		78,378	18,868	18,980	77,474	19,705	20,073
SHC Management Co., Ltd.		140	309	309	177	1,036	1,036
Shinhan DS		99,279	1,314	1,525	79,063	1,404	2,482
Shinhan Savings Bank		94,636	19,384	18,919	78,516	16,800	16,757
Shinhan AITAS Co., Ltd.		44,729	8,461	8,461	40,781	6,481	6,481
Shinhan REITs Management Co., Ltd.		7,386	3,564	3,552	70	(752)	(752)

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists.

(*3) As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

(c) Change in the scope of consolidation

(1) Change in consolidated subsidiaries for the year ended December 31, 2018 are as follows:

	Company	Description
Included(2018)	PT Shinhan Asset Management Indonesia	Newly acquired subsidiary
	SHINHAN DS VIETNAM CO,LTD	Newly invested subsidiary

(2) Change in consolidated subsidiaries for the year ended December 31, 2017 are as follows:

	Company	Description
Included(2017)	Shinhan REITs Management	Newly invested subsidiary

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

7.  Operating segments

(a) Segment information

The general descriptions by operating segments as of December 31, 2018 are as follows:

Segment	Description

Banking

The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.
Securities	Securities segment comprise securities trading, underwriting and brokerage services.
Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance.
Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

7.  Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the years ended December 31, 2018 and 2017:

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,707,813	1,583,100	429,095	761,742	95,618	2,721	8,580,089
Net fees and commission income		850,646	433,043	388,944	69,780	198,828	(2,244)	1,938,997
Allowance provided for credit loss on financial assets		(250,134)	(466,447)	(9,226)	(13,400)	(10,238)	1,568	(747,877)
General and administrative expenses		(3,098,629)	(751,580)	(493,906)	(227,740)	(263,046)	93,326	(4,741,575)
Other income (expense), net		(163,104)	74,954	17,963	(409,151)	80,857	(131,739)	(530,220)
Operating income		3,046,592	873,070	332,870	181,231	102,019	(36,368)	4,499,414
Equity method income (loss)		(977)	-	15,228	(1,026)	6,909	(2,646)	17,488
Income tax expense		832,494	225,837	95,438	50,429	59,556	4,591	1,268,345
Profit for the period	~~W~~	2,195,263	629,307	251,268	131,021	49,168	(57,762)	3,198,265
Controlling interest	~~W~~	2,194,950	630,993	251,265	131,021	49,168	(100,675)	3,156,722
Non-controlling interests		313	(1,686)	3	-	-	42,913	41,543

		2017
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,107,888	1,501,054	433,047	727,917	69,231	3,816	7,842,953
Net fees and commission income		816,795	359,408	297,718	53,271	180,510	3,252	1,710,954
Impairment losses on financial assets		(674,706)	(291,694)	(15,752)	(13,162)	(36,830)	18,596	(1,013,548)
General and administrative expenses		(3,149,436)	(831,927)	(444,935)	(222,650)	(234,649)	72,399	(4,811,198)
Other income (expense), net		(11,556)	567,234	(17,229)	(385,226)	53,815	(106,173)	100,865
Operating income		2,088,985	1,304,075	252,849	160,150	32,077	(8,110)	3,830,026
Equity method income (loss)		1,306	-	12,081	(910)	8,796	(880)	20,393
Income tax expense		418,679	285,853	63,472	41,441	32,805	6,153	848,403
Profit for the period	~~W~~	1,623,425	1,012,755	211,919	120,642	9,600	(29,136)	2,949,205
Controlling interest	~~W~~	1,623,184	1,027,823	211,907	120,642	9,600	(74,340)	2,918,816
Non-controlling interests		241	(15,068)	12	-	-	45,204	30,389

(*) As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

7.  Operating segments (continued)

(c) The following tables provide information of net interest income (expense) of each operating segment for the years ended December 31, 2018 and 2017 :

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	5,714,568	1,602,849	423,156	762,978	76,538	-	8,580,089
Internal transactions		(6,755)	(19,749)	5,939	(1,236)	19,080	2,721	-
	~~W~~	5,707,813	1,583,100	429,095	761,742	95,618	2,721	8,580,089

		2017
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	5,113,584	1,517,399	427,888	727,975	56,107	-	7,842,953
Internal transactions		(5,696)	(16,345)	5,159	(58)	13,124	3,816	-
	~~W~~	5,107,888	1,501,054	433,047	727,917	69,231	3,816	7,842,953

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2018 and 2017 :

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	872,631	464,342	400,227	77,145	124,652	-	1,938,997
Internal transactions		(21,985)	(31,299)	(11,283)	(7,365)	74,176	(2,244)	-
	~~W~~	850,646	433,043	388,944	69,780	198,828	(2,244)	1,938,997

		2017
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	844,349	384,356	306,407	60,555	115,287	-	1,710,954
Internal transactions		(27,554)	(24,948)	(8,689)	(7,284)	65,223	3,252	-
	~~W~~	816,795	359,408	297,718	53,271	180,510	3,252	1,710,954

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

7.  Operating segments (continued)

(e) Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2018 and 2017.

		2018	2017
Domestic	~~W~~	4,023,916	3,504,780
Overseas		475,498	325,246
	~~W~~	4,499,414	3,830,026

(*) As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

The following table provides information of non-current assets by geographical area as of December 31, 2018 and 2017.

		2018	2017
Domestic	~~W~~	7,597,266	7,513,736
Overseas		201,574	199,660
	~~W~~	7,798,840	7,713,396

(*1) Non-current assets comprise property and equipment, intangible assets and investment properties.

(*2) As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

8.  Cash and due from banks at amortized cost

(a) Cash and due from banks at amortized cost as of December 31, 2018 are as follows:

		2018
Cash and cash equivalents	~~W~~	2,617,231
Deposits in won:
Reserve deposits		2,360,416
Time deposits		1,346,015
Other		2,271,812
		5,978,243
Deposits in foreign currency:
Deposits		5,045,513
Time deposits		2,791,486
Other		930,977
		8,767,976

Allowance for credit losses		(14,824)
	~~W~~	17,348,626

(b) Restricted due from banks at amortized cost as of December 31, 2018 are as follows:

		2018
Deposits denominated in won:
Reserve deposits	~~W~~	2,360,416
Other(*1)		2,182,119
		4,542,535

Deposits denominated in foreign currency		1,632,971
	~~W~~	6,175,506

(*1) Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

9.  Cash and due from banks

(a) Cash and due from banks as of December 31, 2017 are as follows:

		2017
Cash and cash equivalents	~~W~~	1,792,527
Deposits in won:
Reserve deposits		8,689,515
Time deposits		1,361,612
Other		3,023,087
		13,074,214
Deposits in foreign currency:
Deposits		4,064,408
Time deposits		3,053,464
Other		698,039
		7,815,911

Allowance for credit losses		(14,054)
	~~W~~	22,668,598

(b) Restricted due from banks as of December 31, 2017 are as follows:

		2017
Deposits denominated in won:
Reserve deposits	~~W~~	8,689,515
Other(*1)		3,628,419
		12,317,934

Deposits denominated in foreign currency		1,117,597
	~~W~~	13,435,531

(*1) Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

10.  Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of December 31, 2018 are as follows:

		2018
Debt instruments:
Governments	~~W~~	2,765,054
Financial institutions		9,415,470
Corporations		6,664,839
Stocks with put option		381,844
Equity investment with put option		1,080,723
Beneficiary certificates		9,062,004
Commercial papers		5,535,397
CMA(*1)		3,001,831
Others(*2)		2,227,802
		40,134,964

Equity instruments:
Stocks		1,050,097
Equity investment		4,908
Others		110,066
		1,165,071
		41,300,035
Other:
Loans at fair value		1,209,194
Due from banks at fair value		870,656
Gold deposits		154,881
	~~W~~	43,534,766

(*1) CMA: Cash management account deposits

(*2) Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2018 are ~~W~~1,040,180 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

10.  Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach were applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of December 31, 2018 are as follows.

		2018

Due from banks at fair value through profit or loss	~~W~~	870,656
Securities at fair value through profit or loss		3,160,525
	~~W~~	4,031,181

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS 1039; and it is not held in respect of an activity that is not associated with contracts within the scope of K-IFRS 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach as of and for the year ended December 31, 2018 are as follows:

		Profit or loss		Other comprehensive income
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	(77,179)	(4,425)	(72,754)	20,007
Net gain (loss) on disposal of financial assets at fair value through profit or loss		4,310	6,498	(2,188)	602
	~~W~~	(72,869)	2,073	(74,942)	20,609

11.  Trading assets

Trading assets as of December 31, 2017 are as follows:

		2017
Debt securities:
Governments	~~W~~	3,254,587
Financial institutions		8,014,128
Corporations		5,097,200
Commercial papers		3,625,436
CMA(*1)		3,157,475
Others		491,820
		23,640,646
Equity securities:
Stocks		738,666
Beneficiary certificates		3,728,027
Others		167,660
		4,634,353
Other
Gold deposits		189,297
	~~W~~	28,464,296

(*1) CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

12.  Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of December 31, 2017 are as follows:

		2017	Reason for designation
Debt securities	~~W~~	2,110,809	Evaluation and management on a fair value basis, accounting mismatch
Equity securities(*1)		1,234,356	Evaluation and management on a fair value basis, accounting mismatch
Others		233,892	Combined instrument
	~~W~~	3,579,057

(*1) Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2017 are ~~W~~958,236 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

13.  Derivatives

(a) The notional amounts of derivatives as of December 31, 2018 and 2017 are as follows:

		2018	2017
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	139,804,552	100,806,648
Currency swaps		31,794,900	30,269,510
Currency options		1,939,939	1,178,047
		173,539,391	132,254,205
Exchange traded:
Currency futures		436,714	1,179,986
		173,976,105	133,434,191
Interest rates related:
Over the counter:
Interest rate swaps		31,228,489	30,269,249
Interest rate options		294,000	310,000
		31,522,489	30,579,249
Exchange traded:
Interest rate futures		1,739,697	1,545,905
Interest rate swaps(*1)		56,862,374	53,625,962
		58,602,071	55,171,867
		90,124,560	85,751,116
Credit related:
Over the counter:
Credit swaps		3,094,077	2,443,609

Equity related:
Over the counter:
Equity swaps and forwards		5,149,967	4,223,096
Equity options		645,709	1,230,635
		5,795,676	5,453,731
Exchange traded:
Equity futures		630,409	526,913
Equity options		2,708,557	3,238,049
		3,338,966	3,764,962
		9,134,642	9,218,693
Commodity related:
Over the counter:
Commodity swaps and forwards		1,062,588	931,644
Commodity options		4,780	4,880
		1,067,368	936,524
Exchange traded:
Commodity futures and options		245,751	122,394
		1,313,119	1,058,918

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

13.  Derivatives (continued)

(a) The notional amounts of derivatives as of December 31, 2018 and 2017 are as follows (continued) :

		2018	2017
Hedge:
Currency forwards	~~W~~	1,522,306	1,227,354
Currency swaps		4,143,828	3,866,015
Interest rate swaps		10,147,731	8,088,422
		15,813,865	13,181,791

	~~W~~	293,456,368	245,088,318

(*1) The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

13.  Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2018 and 2017 are as follows:

		2018		2017
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	912,795	870,984	1,895,225	1,636,715
Currency swaps		393,702	372,725	854,892	865,551
Currency options		7,637	12,273	12,023	12,070
		1,314,134	1,255,982	2,762,140	2,514,336
Exchange traded:
Currency futures		11	-	416	553
		1,314,145	1,255,982	2,762,556	2,514,889
Interest rates related:
Over the counter:
Interest rate swaps		251,251	172,019	204,449	208,901
Interest rate options		-	5,347	-	1,893
		251,251	177,366	204,449	210,794
Exchange traded:
Interest rate futures		412	1,569	1,771	544
		251,663	178,935	206,220	211,338
Credit related:
Over the counter:
Credit swaps		37,951	14,916	63,359	10,617

Equity related:
Over the counter:
Equity swap and forwards		51,869	205,709	112,282	13,502
Equity options		2,265	2,352	91,040	12,177
		54,134	208,061	203,322	25,679
Exchange traded:
Equity futures		15,937	778	72	805
Equity options		37,690	109,795	23,562	18,521
		53,627	110,573	23,634	19,326
		107,761	318,634	226,956	45,005
Commodity related:
Over the counter:
Commodity swaps and forwards		7,548	74,158	15,576	22,593
Commodity options		27	29	72	77
		7,575	74,187	15,648	22,670
Exchange traded:
Commodity futures		8,226	4,016	6,037	315
		15,801	78,203	21,685	22,985

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

13.  Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2018 and 2017 are as follows (continued) :

		2018		2017
		Assets	Liabilities	Assets	Liabilities
Hedge:
Currency forwards	~~W~~	9,185	30,497	50,492	1,567
Currency swaps		21,976	79,492	59,399	161,896
Interest rate swaps		35,131	483,233	9,511	519,364
		66,292	593,222	119,402	682,827

	~~W~~	1,793,613	2,439,892	3,400,178	3,487,661

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

13.  Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017
Foreign currency related
Over the counter:
Currency forwards	~~W~~	41,188	85,498
Currency swaps		(34,444)	91,410
Currency options		8,247	5,422
		14,991	182,330
Exchange traded:
Currency futures		11	(137)
		15,002	182,193
Interest rates related
Over the counter:
Interest rate swaps		86,675	(17,805)
Interest rate options		(1,459)	413
		85,216	(17,392)
Exchange traded:
Interest rate futures		(2,512)	6,950
		82,704	(10,442)
Credit related
Over the counter:
Credit swaps		(8,318)	46,593

Equity related
Over the counter:
Equity swap and forwards		(270,929)	73,490
Equity options		4,326	36,662
		(266,603)	110,152
Exchange traded:
Equity futures		15,159	(733)
Equity options		(44,163)	22,315
		(29,004)	21,582
		(295,607)	131,734
Commodity related
Over the counter:
Commodity swaps and forwards		(89,902)	13,435
Commodity options		33	(10)
		(89,869)	13,425
Exchange traded:
Commodity futures		4,209	5,722
		(85,660)	19,147
Hedge
Currency forwards		(26,031)	48,050
Currency swaps		66,156	(143,737)
Interest rate swaps		38,767	(191,233)
		78,892	(286,920)
	~~W~~	(212,987)	82,305

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

13.  Derivatives (continued)

(d) Impact of hedge accounting on the consolidated financial statements

i) Gains (losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the year ended December 31, 2018 were as follows:

		Gains on fair value hedges (hedged items)	Gains on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges
Interest rate swaps(*1)	~~W~~	(76,573)	79,635	3,062
Foreign exchange risk(*1)		55,188	(60,380)	(5,192)
	~~W~~	(21,385)	19,255	(2,130)

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency swap assets.

(*2) Ineffective portion of hedge: The difference between hedging instruments and hedged items

ii) Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows.

		Gains on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges
Foreign exchange risk(*1)	~~W~~	65,386	(5,188)	70,051
Interest rate risk(*1)		(23,186)	-	-
Hedge of net investments
Foreign exchange risk(*1)		(35,879)	(3,765)	-
	~~W~~	6,321	(8,953))	70,051

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency swap assets

/ liabilities, currency forwards assets / liabilities and borrowings.

(*2) Ineffective portion of hedge: The difference between hedging instruments and hedged items.

(e) Nominal values and average hedge ratio for derivatives as of December 31, 2018 are as follows:

		2018
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	190,000	737,632	723,177	707,254	1,305,584	6,484,084	10,147,731
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:
Nominal values:		2,731,517	1,958,746	827,158	1,038,935	302,423	-	6,858,779
Average hedge ratio:		100%	100%	100%	100%	100%	-	100%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

13.  Derivatives (continued)

(f) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity

i) Purpose and strategy of risk avoidance

The Group transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Group. The Group applies the fair value hedge accounting for the changes in the market interest rates of the Korean won structured notes, foreign currency generated financial debentures, structured deposits in foreign currencies, foreign currency structured deposits and foreign currency investment receivables; and cash flow hedge accounting for interest rate swaps and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, the Korean won bonds, foreign currency bonds, etc. In addition, in order to hedge the exchange rate risk of the net investment in overseas business, the Group applies the net investment hedge accounting for foreign operations using currency forward and non-derivative financial instruments.

ii) Effect of derivatives on statement financial position, statement of comprehensive income, statement of changes in equity

		Nominal amount	BV of asset(*1)	BV of liabilities(*1)	Changes if fair value in the period
Fair value hedges
Interest rate swap Currency swap	~~W~~	9,377,731	35,093	467,381	55,244
		33,543	433	-	(1,502)

Cash flow hedge
Interest rate swap		770,000	38	15,853	(23,186)
Currency swap		4,110,285	21,543	79,492	(54)
Currency forward		1,298,686	3,191	24,925	(33,460)

Hedge of net investments in foreign operations
Currency forward		223,620	5,994	5,572	(3,261)
Borrowings		1,192,645	-	1,186,792	(36,383)

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

iii) Effect of hedging items on statement financial position, statement of comprehensive income, statement of changes in equity

		BV of asset	BV of liabilities	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the period	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk Foreign exchange risk	~~W~~	293,215	8,873,059	(2,832)	(524,459)	(56,462)	-	-
		62,406	-	-	-	2,675	-	-

Cash flow hedge
Interest rate risk		-	1,539,005	-	-	-	(10,184)	-
Foreign exchange risk		2,795,320	2,716,148	-	-	63,860	(2,006)	-

Hedge of net investments in foreign operations
Foreign exchange risk		-	-	-	-	(35,879)	-	138,416

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

14. Loans at amortized cost

(a) Loans at amortized cost as of December 31, 2018 are as follows:

		2018
Household loans	~~W~~	120,832,081
Corporate loans		152,164,476
Public and other loans		2,831,026
Loans to banks		3,585,563
Credit card receivables		22,447,614
		301,860,760
Discount		(23,588)
Deferred loan origination costs and fees		497,368
		302,334,540
Less: Allowance for impairment		(2,725,068)
	~~W~~	299,609,472

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

14. Loans at amortized cost, continued

(b) Changes in book value of Loans at amortized cost and other assets as of December 31, 2018 are as follows:

		Loans at amortized cost			Other assets (*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	245,310,809	30,030,619	1,784,601	31,599,203	456,538	23,243	309,205,013
Transfer (from) to 12 month expected credit losses		7,532,588	(7,527,159)	(5,429)	28,028	(28,024)	(4)	-
Transfer (from) to lifetime expected credit losses		(20,879,174)	20,943,897	(64,723)	(51,596)	51,607	(11)	-
Transfer (from) to credit- impaired financial assets		(1,948,419)	(185,166)	2,133,585	(22,162)	(2,986)	25,148	-
Origination		130,894,396	529,735	315,389	30,085,141	27,251	21,930	161,873,842
Collection		(93,938,952)	(10,682,116)	(1,008,819)	(30,207,574)	(410,559)	(4,236)	(136,252,256)
Charge off		-	-	(851,397)	-	-	(20,984)	(872,381)
Disposal		(121,915)	(19,056)	(582,491)	-	(495)	(13,083)	(737,040)
Others (*2)		749,646	(52,157)	(23,752)	77,654	6,129	-	757,520

Ending balance	~~W~~	267,598,979	33,038,597	1,696,964	31,508,694	99,461	32,003	333,974,698

(*1) The amortized cost includes the gross carrying amount of deposits and other assets.

(*2) Other changes are due to bond adjustment, investment conversion, and exchange rate fluctuations.

(*3) The amount of uncollected loans receivable (principal and interest) is ~~W~~ 9,597,389 million, which is written off as of December 31, 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

14. Loans at amortized cost (continued)

(c) Changes in allowance for credit loss of Loans at amortized cost and other financial assets as of December 31, 2018 are as follows:

		Loans at amortized cost			Other assets (*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	730,613	1,088,259	1,053,114	39,048	7,666	20,166	2,938,866
Transfer (from) to 12 month expected credit losses		115,780	(114,614)	(1,166)	581	(578)	(3)	-
Transfer (from) to lifetime expected credit losses		(61,415)	103,502	(42,087)	(212)	222	(10)	-
Transfer (from) to credit- impaired financial assets		(2,509)	(40,729)	43,238	(94)	(2,209)	2,303	-
Provided (reversed)		23,662	159,565	521,288	(1,998)	1,775	24,293	728,585
Charge off		-	-	(851,397)	-	-	(20,984)	(872,381)
Discount		-	-	(20,778)	-	-	-	(20,778)
Disposal		(636)	(374)	(59,567)	-	(7)	(2,736)	(63,320)
Collection		-	-	311,280	-	-	1,815	313,095
Others (*2)		(74,495)	(167,687)	12,221	2,602	61	(80)	(227,378)
Ending balance	~~W~~	731,000	1,027,922	966,146	39,927	6,930	24,764	2,796,689

(*1) The amortized cost includes the gross carrying amount of deposits and other assets.

(*2) Other changes are due to bond adjustment, investment conversion, and exchange rate fluctuations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

14. Loans at amortized cost (continued)

(d) Changes in deferred loan origination costs for the year ended December 31, 2018 are as follows:

		December 31, 2018
Beginning balance (*1)	~~W~~	434,746
Loan origination		235,032
Amortization		(172,410)
Ending balance	~~W~~	497,368

(*1) The beginning balance for 2018 was restated in accordance with K-IFRS No.1109.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

15.  Loans

(a) Loans as of December 31, 2017 are as follows:

		2017
Household loans	~~W~~	111,590,777
Corporate loans		139,989,642
Public and other		2,297,631
Loans to banks		2,969,784
Card receivables		20,640,857
		277,488,691
Discount		(44,936)
Deferred loan origination costs and fees		432,615
		277,876,370
Allowance for credit losses		(2,310,604)

	~~W~~	275,565,766

(b) Changes in the allowance for credit losses for the year ended December 31, 2017 are as follows:

		2017
		Loans	Other(*3)	Total

Beginning balance	~~W~~	2,360,795	66,896	2,427,691
Provision for (reversal of) allowance(*1)		799,577	15,672	815,249
Write-offs		(973,943)	(20,063)	(994,006)
Effect of discounting(*2)		(23,316)	-	(23,316)
Disposal		(63,091)	16	(63,075)
Recoveries		311,042	1,591	312,633
Others(*1)(*4)		(100,460)	(379)	(100,839)
Ending balance	~~W~~	2,310,604	63,733	2,374,337

(*1) As the accounting for the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed,

the amount was adjusted retrospectively.

(*2) Interest income from impaired financial assets

(*3) Included allowance for due from banks and other assets

(*4) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

(c) Changes in deferred loan origination costs for the year ended December 31, 2017 are as follows:

		December 31, 2017
Beginning balance	~~W~~	395,394
Loan origination		178,890
Amortization		(141,669)
Ending balance	~~W~~	432,615

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

16.  Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of December 31, 2018 are as follows:

		December 31, 2018
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	8,975,391
Financial institutions bonds		17,341,330
Corporate bonds		11,360,924
		37,677,645
Equity securities(*1):
Stocks		630,010
Equity investments		6,515
		636,525
	~~W~~	38,314,170
Securities at amortized cost:
Debt securities:
Government bonds	~~W~~	18,000,454
Financial institutions bonds		2,171,623
Corporate bonds and others		8,306,059
		28,478,136
	~~W~~	66,792,306

(*1) Equity securities in the above table are classified as other comprehensive income - equity securities designated as fair value items, and other comprehensive income and fair value options were exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

16.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the year ended December 31, 2018 are as follows :

		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	36,641,928	15,879	36,657,807	24,403,423	21,444	24,424,867
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(26,187)	26,187	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Origination		26,938,512	98,778	27,037,290	5,836,342	-	5,836,342
Disposal		(7,182,343)	(18,687)	(7,201,030)	-	-	-
Repayment		(19,338,938)	-	(19,338,938)	(1,607,467)	(3)	(1,607,470)
Others (*1)		538,842	(16,326)	522,516	(167,377)	1,034	(166,343)
Ending balance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396

(*1) Included the effects from changing currency rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

16.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the year ended December 31, 2018 are as follows:

		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	17,038	1,938	18,976	6,327	2,232	8,559
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(234)	234	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Reversals (repayment)		15,286	(3,220)	12,066	4,615	(2,215)	2,400
Disposal		(5,251)	(229)	(5,480)	-	-	-
Others (*1)		(1,117)	1,639	522	(1,699)	-	(1,699)
Ending balance	~~W~~	25,722	362	26,084	9,243	17	9,260

(*1) Included the effects from changing currency rate

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

16.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the year ended December 31, 2018 are as follows :

		2018

Gain on disposal of securities at FVOCI	~~W~~	28,018
Loss on disposal of securities at FVOCI		(7,464)
Loss on disposal of securities at amortized cost		(9)
	~~W~~	20,545

(e) Income or loss on equity securities at fair value through other comprehensive income

As of December 31, 2018, the Group recognizes dividends amounting to ~~W~~16,871 million related to equity securities at fair value through other comprehensive income.

In addition, the disposition of equity securities at fair value through other comprehensive income are as follows :

		2018

Fair value at the date of disposal	~~W~~	3,285
Cumulative net profit at the time of disposal		(3,635)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

17.  Available-for-sale financial assets and held-to-maturity financial assets

(a) Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2017 are as follows:

		2017
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	7,570,104
Financial institution bonds		17,649,694
Corporate bonds and others		11,966,754
		37,186,552
Equity securities(*1):
Stocks		1,026,666
Equity investments		749,818
Beneficiary certificates		3,126,851
Others		27,050
		4,930,385
		42,116,937
Held-to-maturity financial assets:
Debt securities:
Government bonds		15,164,133
Financial institutions bonds		2,708,148
Corporate bonds and others		7,118,399
		24,990,680
	~~W~~	67,107,617

(*1) Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~126,220 million as of December 31, 2017.

(b) Gain or loss on sale of available-for-sale financial assets for the year ended December 31, 2017 are as follows:

		2017
Gain on sale of available-for-sale financial assets	~~W~~	529,411
Loss on sale of available-for-sale financial assets		(30,224)
	~~W~~	499,187

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

18. Property and equipment

(a) Details of property and equipment as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,827,711	-	1,827,711
Buildings		1,173,888	(321,319)	852,569
Others		2,002,755	(1,679,149)	323,606
	~~W~~	5,004,354	(2,000,468)	3,003,886

		December 31, 2017
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,819,912	-	1,819,912
Buildings		1,158,661	(275,240)	883,421
Others		1,958,787	(1,640,348)	318,439
	~~W~~	4,937,360	(1,915,588)	3,021,772

(b) Changes in property and equipment for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Land	Buildings	Others	Total
Beginning balance	~~W~~	1,819,912	883,421	318,439	3,021,772
Acquisitions(*1)		33	14,612	136,244	150,889
Disposals(*1)		(17,735)	(3,282)	(9,699)	(30,716)
Depreciation		-	(47,207)	(124,564)	(171,771)
Impairment		-	-	-	-
Amounts transferred from(to) investment property		23,972	4,227	-	28,199
Amounts transferred from(to) non-current assets held for sale(*2)		(32)	(48)	-	(80)
Effects of foreign currency movements		1,561	846	3,186	5,593
Ending balance	~~W~~	1,827,711	852,569	323,606	3,003,886

(*1) ~~W~~6,319 million transferred from construction-in progress was included.

(*2) Included buildings, land.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

18. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2018 and 2017 were as follows (continued):

		2017
		Land	Buildings	Others	Total
Beginning balance	~~W~~	1,885,233	941,043	319,337	3,145,613
Acquisitions(*1)		1,460	24,354	129,435	155,249
Disposals(*1)		(5,487)	(357)	(3,163)	(9,007)
Depreciation		-	(44,285)	(129,256)	(173,541)
Impairment		-	-	(16)	(16)
Amounts transferred from(to) investment properties		(59,263)	(32,519)	-	(91,782)
Amounts transferred from(to) non-current assets held for sale		(1,815)	(3,521)	-	(5,336)
Effects of foreign currency movements		(216)	(1,294)	2,102	592
Ending balance	~~W~~	1,819,912	883,421	318,439	3,021,772

(*1) ~~W~~14,285 million transferred from construction-in progress was included.

(c) Insured assets and liability insurance as of December 31, 2018 were as follows:

Type of insurance	Insured assets	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash(including ATM)	23,200	Samsung Fire & Marine Insurance Co., Ltd.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Liability Collateral	1,328,969	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate	70,351	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability	50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for employee accident	Executives	32,743	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities	18,195	Samsung Fire & Marine Insurance Co., Ltd., etc.
Others	Personal information liability insurance	80,724	Samsung Fire & Marine Insurance Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

19. Intangible assets

(a) Details of intangible assets as of December 31, 2018 and 2017 were as follows:

		2018	2017
Goodwill	~~W~~	3,903,518	3,901,260
Software		102,393	83,829
Development cost		82,536	75,322
Others		231,687	212,910
	~~W~~	4,320,134	4,273,321

(b) Changes in intangible assets for the years ended December 31, 2018 and 2017 were as follows:

		Goodwill	Software	Development cost	Other	Total
Beginning balance	~~W~~	3,901,260	83,829	75,322	212,910	4,273,321
Acquisitions		-	56,009	38,230	69,501	163,740
Business combination		2,258	-	-	-	2,258
Disposals		-	(334)	(5,880)	(7,117)	(13,331)
Impairment(*1)		-	-	(706)	(362)	(1,068)
Amortization(*2)		-	(40,792)	(24,430)	(41,957)	(107,179)
Effects of foreign currency movements		-	3,681	-	(1,288)	2,393
Ending balance	~~W~~	3,903,518	102,393	82,536	231,687	4,320,134

(*1) Memberships such as golf and condominium memberships are intangible assets that cannot be limited to a specific period of time. If the market value of the exchanges is less than the carrying amount at the end of the reporting period, the impairment loss is recognized.

(*2) Included general administrative expense and other operating income at comprehensive income

		Goodwill	Software	Development cost	Other	Total
Beginning balance	~~W~~	3,873,060	94,261	56,563	202,628	4,226,512
Acquisitions		-	27,354	40,378	56,982	124,714
Business combination(*1)		28,200	-	-	15,255	43,455
Disposals		-	(21)	-	(12,901)	(12,922)
Impairment(*2)		-	-	(206)	26	(180)
Amortization(*3)		-	(38,095)	(21,413)	(48,941)	(108,449)
Effects of foreign currency movements		-	330	-	(139)	191
Ending balance	~~W~~	3,901,260	83,829	75,322	212,910	4,273,321

(*1) As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

(*2) Memberships such as golf and condominium memberships are intangible assets that cannot be limited to a specific period of time. If the market value of the exchanges is less than the carrying amount at the end of the reporting period, the impairment loss is recognized.

(*3) Included general administrative expense and other operating income at comprehensive income

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

19. Intangible asset (continued)

(c) Goodwill

i) Goodwill allocated in the Group’s CGUs as of December 31, 2018 and 2017

		2018	2017(*1)
Banking	~~W~~	810,058	810,058
Credit card		2,773,231	2,773,231
Securities		7,904	5,646
Life insurance		275,371	275,371
Others		36,954	36,954
	~~W~~	3,903,518	3,901,260

(*1) As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd.  was completed, the amount was adjusted retrospectively.

ii) Changes in goodwill for the years ended December 31, 2018 and 2017

		2018	2017(*1)
Beginning balance	~~W~~	3,901,260	3,873,060
Acquisitions through business combinations(*2)		2,258	28,200
Ending balance	~~W~~	3,903,518	3,901,260

(*1) As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd.  was completed, the amount was adjusted retrospectively (Note 57).

(*2) Goodwill recognized as a result of the acquisition of the business by Shinhan Financial Investment Co., Ltd.  (Note 58).

iii) Goodwill impairment test

The recoverable amounts of each CGU were evaluated based on their respective value in use.

- Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

- Projection period

When evaluating the value in use, 5.5 years of cash flow estimates – July 1, 2018 through December 31, 2023 – was used in projection and the value thereafter was reflected as terminal value. In case of Shinhan Life Insurance, only the 30 years of future cash flows were applied since the present value of the future cash flows thereafter is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

19.  Intangible assets, net (continued)

- Discount rates and terminal growth rates

The required rates of return expected by shareholders were applied to the discount rates by calculating the cost of capital which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor).  Expected terminal growth rate is on the basis of inflation rates.

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates(%)	Terminal growth rate(%)
Banking	7.0~13.8	1.2~2.9
Credit card	8.4	1.8
Securities	11.9, 12.4	2.9
Life insurance	8.5	0.0
Others	9.8, 13.2	1.8

iv) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2018	2019	2020	2021	2022	2023
CPI growth	1.6%	1.7%	1.5%	2.1%	2.3%	2.3%
Real retail sales growth	3.0%	2.4%	2.2%	2.3%	2.2%	2.2%
Real GDP growth	2.9%	2.8%	2.4%	3.2%	3.0%	3.0%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Rate of return on investment	3.65%
Risk-based capital ratio	199.61%

The values for the CPI growth rate, real retail sales growth rate, real GDP growth rate, rate of return on investment and risk-based capital ratio are based on a combination of internal and external analysis.

v) Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

		Amount
Total recoverable amount	~~W~~	42,291,637
Total carrying value		37,775,928
	~~W~~	4,515,709

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates

(a) Investments in associates as of December 31, 2018 and December 31, 2017 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2018	2017
BNP Paribas Cardif Life Insurance(*1)(*3)	Korea	September 30	14.99	14.99
Daewontos Co., Ltd.(*1)(*4)	〃	December 31	36.33	36.33
Neoplux Technology Valuation Investment Fund(*1)	〃	September 30	33.33	33.33
JAEYOUNG SOLUTEC CO., LTD.(*7)	〃	-	-	9.61
Partners 4th Growth Investment Fund(*1)	〃	September 30	25.00	25.00
Songrim Partners.(*1)(*4)	〃	〃	35.34	35.34
KTB Newlake Global Healthcare PEF(*1)	〃	〃	30.00	30.00
JAEYANG INDUSTRY(*1)(*4)	〃	December 31	25.90	25.90
Chungyoung INC(*10)	〃	-	-	18.94
DAEKWANG SEMICONDUCTOR CO., LTD.(*1)(*4)	〃	September 30	20.94	20.94
Shinhan-Neoplux Energy Newbiz Fund(*1)	〃	〃	23.33	23.33
Shinhan-Albatross Tech Investment Fund	〃	December 31	50.00	50.00
Asia Pacific No.39 Ship Investment Co., Ltd.(*7)	〃	-	-	50.00
KCLAVIS Meister Fund No.17	〃	December 31	26.09	26.09
SG No.9 Corporate Recovery Private Equity Fund	〃	〃	26.49	26.49
Plutus-SG Private Equity Fund	〃	〃	26.67	26.67
SG ARGES Private Equity Fund No.1	〃	〃	24.06	24.06
OST Progress- 2 Fund(*7)	〃	-	-	27.62
Eum Private Equity Fund No.3	〃	December 31	20.76	20.76
Richmond Private Yong in Retail Facility Real Estate Fund No.1(*7)	〃	-	-	41.80
KTB Confidence Private Placement	〃	December 31	30.29	30.29
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	〃	〃	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	〃	〃	20.16	20.16
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18(*7)	〃	-	-	22.86
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4	〃	December 31	20.00	20.00
Platform Partners Brick Save Private Investment Trust(*6)	〃	〃	98.77	98.77
Synergy-Shinhan Mezzanine New Technology Investment Fund	〃	〃	47.62	47.62
The Asia Pacific Capital Fund II L.P.	Cayman Islands	〃	25.18	25.18
Shinhan Praxis K-Growth Global Private Equity Fund(*5)	Korea	〃	18.87	18.87
Credian Healthcare Private Equity Fund II	〃	〃	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	〃	〃	50.00	50.00
AIP EUROGREEN Private Real Estate Investment Trust No.3(*11)	〃	〃	21.28	21.28
Brain Professional Private Trust No.4	〃	〃	27.50	27.49
Hanhwa US Equity Strategy Private Real Estate Fund No.1	〃	〃	44.84	44.84
Brain KS Qualified Privately Placed Fund No.6	〃	〃	50.00	50.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(a) Investments in associates as of December 31, 2018 and December 31, 2017 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			2018	2017
M360 CRE Income Fund(*7)	U.S.A	-	-	57.87
Shinhan Global Healthcare Fund 1(*5)	Korea	December 31	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	〃	〃	33.33	33.33
IBK AONE convertable 1	〃	〃	47.25	47.25
Rico Synergy Collabo Multi-Mezzanine 3(*9)	〃	〃	50.03	50.00
KB NA Hickory Private Speical Asset Fund	〃	〃	37.50	37.50
GB Professional Private Investment Trust 6(*6)	〃	〃	94.51	94.51
Koramco Europe Core Private Placement Real Estate Fund No.2-2	〃	〃	44.02	48.49
SHBNPP Private Korea Equity Long-Short Professional Feeder	〃	〃	21.52	9.85
Shinhan-Stonebridge Petro PEF(*5)	〃	〃	1.82	1.82
BNP Paribas Cardif General Insurance(*1)(*2)	〃	September 30	10.00	10.00
Axis Global Growth New Technology Investment Association	〃	December 31	31.85	31.85
Polaris No7 Start up and Venture Private Equity Fund	〃	〃	28.57	28.57
Hermes Private Investment Equity Fund	〃	〃	29.17	29.17
Shinhan AIM FoF Fund 1a	〃	〃	24.91	-
Daishin Heim Qualified Investor Private Investment Trust No.1808	〃	〃	34.48	-
Heungkuk High Class Professional Trust Private Fund 37	〃	〃	50.00	-
IGIS Global Credit Fund 150-1	〃	〃	25.11	-
GX SHINHAN INTERVEST 1st Private Equity Fund	〃	〃	25.27	-
Soo Commerce Platform Growth Fund	〃	〃	24.62	-
Partner One Value up I Private Equity Fund	〃	〃	27.91	-
Genesis No.1 Private Equity Fund	〃	〃	22.80	-
GMB ICT New Technology Investment Fund	〃	〃	26.75	-
Soo Delivery Platform Growth Fund	〃	〃	30.00	-
Genesis North America Power Company No.1 PEF	〃	〃	39.92	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	〃	〃	23.33	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(a) Investments in associates as of December 31, 2018 and December 31, 2017 are as follows (continued):

(*1) The latest financial statements were used for the equity method since the financial statements as of December 31, 2018 were not available. Significant trades and events occurred within the period were properly reflected.

(*2) The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.

(*3) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*4) As a part of the rehabilitation process, the Group acquired shares through the conversion of equity investments; as the Group cannot exercise voting rights during the process, the Group has classified the shares as investments at fair value through profit or loss.  As the process has ended, the Company has the shares into invesetment in associates.

(*5) As a managing partner, the Group has a significant influence over the investees.

(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*7) The associates were disposed or reclassified.

(*8) Although the ownership interests were less than 20%, the Group has a significant influence.

(*9) Although the ownership interests were more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*10) These entities were excluded from the scope of associates due to the Shinhan Bank’s accounting policy change, which is to change significant influence criteria from 15% to 20%.

(*11) During this period, the name of FG EUROGREEN Private Real Estate Investment Trust No.3 has been changed to AIP EUROGREEN Private Real Estate Investment Trust No.3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2018 and 2017 were as follows:

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,616	(2,043)	783	(1,540)	-	49,816
Daewontos Co., Ltd.(*1)		-	-	-	-	-	-
Songrim Partners.(*1)		48	-	(48)	-		-
Neoplux Technology Valuation Investment Fund		13,470	6,000	(242)	(490)	-	18,738
JAEYOUNG SOLUTEC CO., LTD.		3,849	(2,865)	(836)	(148)	-	-
Partners 4th Growth Investment Fund		13,390	2,597	625	-	-	16,612
JAEYANG INDUSTRY(*1)		-	-	-	-	-	-
KTB Newlake Global Healthcare PEF		2,653	7,470	(238)	-	-	9,885
DAEKWANG SEMICONDUCTOR CO., LTD.		3,824	-	(490)	-	-	3,334
Shinhan-Neoplux Energy Newbiz Fund		1,400	2,800	(226)	-	-	3,974
Shinhan-Albatross Tech Investment Fund		2,672	6,000	(70)	306	-	8,908
Asia Pacific No.39 Ship Investment Co., Ltd.		4,682	(4,803)	121	-	-	-
KCLAVIS Meister Fund No.17		3,039	-	44	-	-	3,083
SG No.9 Corporate Recovery Private Equity Fund		3,963	(3,102)	566	-	-	1,427
Plutus-SG Private Equity Fund		4,251	(132)	133	-	-	4,252
SG ARGES Private Equity Fund No.1		6,422	(2,295)	214	-	-	4,341
OST Progress- 2 Fund		4,895	(4,895)	-	-	-	-
Eum Private Equity Fund No.3		4,925	(277)	241	-	-	4,889
Richmond Private Yong in Retail Facility Real Estate Fund No.1		8,101	(10,286)	2,185	-	-	-
KTB Confidence Private Placement		6,403	(389)	387	(1,099)	-	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		6,757	(1,518)	193	-	-	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,387	(305)	347	-	-	8,429
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		6,012	(6,035)	23	-	-	-
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		1,638	3,060	133	-	-	4,831
Platform Partners Brick Save Private Investment Trust		8,069	(496)	547	-	-	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		4,999	5,000	150	-	-	10,149
The Asia Pacific Capital Fund II L.P.		7,307	(3,004)	(656)	2,602	(5,849)	400

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2018 and 2017 were as follows

(continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Praxis K-Growth Global Private Equity Fund	~~W~~	18,954	(7,473)	5,046	-	-	16,527
Credian Healthcare Private Equity Fund II		3,813	-	740	-	-	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19		10,408	(199)	210	-	-	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		20,460	(1,253)	1,337	-	-	20,544
Brain Professional Private Trust No.4		5,847	(1,274)	671	-	-	5,244
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,479	(2,000)	2,753	-	-	26,232
Brain KS Qualified Privately Placed Fund No.6		4,805	-	292	-	-	5,097
M360 CRE Income Fund		153,905	(171,215)	6,183	11,127	-	-
Shinhan Global Healthcare Fund 1		3,407	-	(122)	-	-	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7		18,690	(2,075)	869	-	-	17,484
IBK AONE convertable 1		5,122	-	784	-	-	5,906
Rico synergy collabo Multi-Mezzanine 3		5,026	-	264	-	-	5,290
KB NA Hickory Private Speical Asset Fund		34,091	(1,560)	1,829	-	-	34,360
GB Professional Private Investment Trust 6		8,600	-	(12)	-	-	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2		20,760	(2,357)	213	-	-	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder		4,861	9,412	97	-	-	14,370
Shinhan-Stonebridge Petro PEF		19,201	(1,133)	613	-	-	18,681
BNP Paribas Cardif General Insurance		4,429	-	(1,026)	20	-	3,423
Axis Global Growth New Technology Investment Association		4,953	-	(78)	-	-	4,875
Polaris No7 Start up and Venture Private Equity Fund		4,359	-	(21)	-	-	4,338
Hermes Private Investment Equity Fund		17,497	(5,158)	(5,274)	-	-	7,065
Shinhan AIM FoF Fund 1a		-	4,125	226	-	-	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808		-	9,786	340	-	-	10,126
Heungkuk High Class Professional Trust Private Fund 37		-	9,178	260	-	-	9,438
IGIS Global Credit Fund 150-1		-	8,529	367	-	-	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund		-	34,900	(3,069)	-	-	31,831

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2018 and 2017 were as follows

(continued) :

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Soo Commerce Platform Growth Fund		-	6,500	(122)	-	-	6,378
Partner One Value up I Private Equity Fund		-	12,000	(61)	-	-	11,939
Genesis No.1 Private Equity Fund		-	46,068	(310)	-	-	45,758
GMB ICT New Technology Investment Fund		-	8,000	(66)	-	-	7,934
Soo Delivery Platform Growth Fund			9,000	(17)	-	-	8,983
Genesis North America Power Company No.1 PEF			21,592	(768)	-	-	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3			6,300	(96)			6,204
Others(*2)		52,855	37,442	1,550	2	-	91,849
	~~W~~	631,294	17,617	17,488	10,780	(5,849)	671,330

(*1) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

(*2) Disposal by account reclassification includes non-cash flow.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2018 and 2017 were as follows

(continued) :

		2017
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	60,213	(255)	3,682	(11,024)	-	52,616
Aju Capital Co., Ltd.		40,836	(42,022)	438	748	-	-
Daewontos Co., Ltd.(*2)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		7,526	3,890	1,564	490	-	13,470
JAEYOUNG SOLUTEC CO., LTD.(*1)		5,736	-	(2,009)	122	-	3,849
Partners 4th Growth Investment Fund		4,555	9,220	(385)	-	-	13,390
JAEYANG INDUSTRY(*2)		-	-	-	-	-	-
Chungyoung INC(*2)		-	-	-	-	-	-
DAEKWANG SEMICONDUCTOR CO., LTD.		4,776	-	(952)	-	-	3,824
Dream High Fund Ⅲ		3,144	-	(109)	(830)	-	2,205
Asia Pacific No.39 Ship Investment Co., Ltd.		5,176	(802)	300	8	-	4,682
KCLAVIS Meister Fund No.17		2,989	-	50	-	-	3,039
SG No.9 Corporate Recovery Private Equity Fund		3,982	(192)	173	-	-	3,963
Plutus-SG Private Equity Fund		4,299	(132)	84	-	-	4,251
SG ARGES Private Equity Fund No.1		8,976	(2,754)	200	-	-	6,422
OST Progress- 2 Fund		1,460	3,500	(65)	-	-	4,895
Eum Private Equity Fund No.3		5,933	(1,362)	354	-	-	4,925
Richmond Private Yong in Retail Facility Real Estate Fund No.1		-	7,223	878	-	-	8,101
KTB Confidence Private Placement		-	4,927	377	1,099	-	6,403
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		-	6,504	457	(204)	-	6,757
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		-	8,012	628	(253)	-	8,387
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		-	5,867	145	-	-	6,012
Platform Partners Brick Save Private Investment Trust		-	7,877	192	-	-	8,069
Synergy-Shinhan Mezzanine New Technology Investment Fund		-	5,000	(1)	-	-	4,999
The Asia Pacific Capital Fund II L.P.		11,579	454	(901)	(3,825)	-	7,307
Shinhan Praxis K-Growth Global Private Equity Fund		13,533	6,415	(1,590)	596	-	18,954
Credian Healthcare Private Equity Fund II		4,087	-	7	(281)	-	3,813
Kiwoom Milestone Professional Private Real Estate Trust 19		10,761	(222)	(131)	-	-	10,408

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2018 and 2017 were as follows

(continued) :

		2017
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	~~W~~	21,237	(841)	641	(577)	-	20,460
Brain Professional Private Trust No.4		5,316	-	529	2	-	5,847
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,764	(1,859)	1,591	(17)	-	25,479
Brain KS Qualified Privately Placed Fund No.6		4,896	-	(78)	(13)	-	4,805
M360 CRE Income Fund		23,167	132,768	9,270	(11,300)	-	153,905
Shinhan Global Healthcare Fund 1		-	3,440	(33)	-	-	3,407
JB Power TL Investment Type Private Placement Special Asset Fund 7		-	18,268	422	-	-	18,690
IBK AONE convertable 1		-	5,000	122	-	-	5,122
Rico synergy collabo Multi-Mezzanine 3		-	5,001	25	-	-	5,026
KB NA Hickory Private Speical Asset Fund		-	33,362	729	-	-	34,091
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		-	8,600	-	-	-	8,600
Koramco Europe Core Private Real Estate Trust No.2-2		-	21,408	(648)	-	-	20,760
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,180	(9,972)	653	-	-	4,861
SHBNPP Private Multi Strategy Professional Feeder No.1		5,014	(5,049)	35	-	-	-
Shinhan-Stonebridge Petro PEF		18,487	-	714	-	-	19,201
BNP Paribas Cardif General Insurance		2,584	2,750	(910)	5	-	4,429
Axis Global Growth New Technology Investment Association		-	5,000	(47)	-	-	4,953
Polaris No.7 Entrepreneur Private Equity Fund		-	4,400	(41)	-	-	4,359
Hermes Private Investment Equity Fund		-	17,500	(3)	-	-	17,497
Others		33,394	21,820	4,036	(45)	(144)	59,061
	~~W~~	353,600	282,744	20,393	(25,299)	(144)	631,294

(*1) The market value of the investment is ~~W~~6,826 million as of December 31, 2017 based on the quoted market price.

(*2) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(c) The statement of financial information as of and for the year ended December 31, 2018 and 2017 were as follows (continued):

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,995,746	3,662,567	53,756	5,191	(10,268)	(5,077)
Daewontos Co., Ltd.		400	2,492	-	-	-	-
Songrim Partners.		2,288	2,311	1,898	(164)	-	(164)
Neoplux Technology Valuation Investment Fund		57,018	804	390	(724)	(1,969)	(2,693)
Partners 4th Growth Investment Fund		67,403	954	4,424	3,025	-	3,025
JAEYANG INDUSTRY		2,146	4,717	-	-	-	-
KTB Newlake Global Healthcare PEF		32,508	123	69	(793)	-	(793)
DAEKWANG SEMICONDUCTOR CO., LTD.		25,459	9,537	15,794	(2,341)	-	(2,341)
Shinhan-Neoplux Energy Newbiz Fund		17,347	315	19	(968)	-	(968)
Shinhan-Albatross Tech Investment Fund		18,009	182	299	(435)	917	482
KCLAVIS Meister Fund No.17		11,866	47	398	167	-	167
SG No.9 Corporate Recovery Private Equity Fund		5,566	181	-	2,136	-	2,136
Plutus-SG Private Equity Fund		16,012	69	778	499	-	499
SG ARGES Private Equity Fund No.1		18,085	46	-	888	-	888
Eum Private Equity Fund No.3		23,552	5	1,667	1,311	-	1,311
KTB Confidence Private Placement		38,559	21,054	506	256	(3,629)	(3,373)
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,739	1	1,451	62	-	62
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,809	2	3,027	1,044	-	1,044
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,174	15	3,046	1,165	-	1,165
Platform Partners brick save Private Investment trust		8,286	64	809	763	-	763
Synergy-Shinhan Mezzanine New Technology Investment Fund		21,312	-	553	331	-	331

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(c) The statement of financial information as of and for the year ended December 31, 2018 and 2017 were as follows (continued) :

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
The Asia Pacific Capital Fund II L.P.	~~W~~	1,674	86	1	(25,828)	-	(25,828)
Shinhan Praxis K-Growth Global Private Equity Fund		87,897	307	31,059	26,381	-	26,381
Credian Healthcare Private Equity Fund II		13,408	47	2,364	2,171	-	2,171
Kiwoom Milestone Professional Private Real Estate Trust 19		57,678	36,839	3,383	422	-	422
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,624	86	18,700	6,287	-	6,287
Brain Professional Private Trust No.4		19,113	46	4,306	2,435	-	2,435
Hanhwa US Equity Strategy Private Real Estate Fund No.1		58,575	77	10,098	6,139	-	6,139
Brain KS Qualified Privately Placed Fund No.6		10,089	-	812	477	-	477
Shinhan Global Healthcare Fund 1		74,409	-	4	(2,757)	-	(2,757)
JB Power TL Investment Type Private Placement Special Asset Fund 7		52,627	174	9,878	2,607	-	2,607
IBK AONE Convertable 1		12,807	307	2,042	1,660	-	1,660
Rico Synergy Collabo Multi-Mezzanine 3		10,736	161	686	529	-	529
KB NA Hickory Private Special Asset Fund		91,694	67	9,601	4,877	-	4,877
GB Professional Private Investment Trust 6		9,088	1	1	(13)	-	(13)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,491	2,202	6,470	878	-	878
SHBNPP Private Korea Equity Long-Short Professional Feeder		77,465	10,728	18,729	728	-	728
Shinhan-Stonebridge Petro PEF		1,025,884	807	36,968	33,616	-	33,616
BNP Paribas Cardif General Insurance		51,211	16,986	10,972	(10,264)	196	(10,069)
Axis Global Growth New Technology Investment Association		15,308	-	1	(245)	-	(245)
Polaris No7 Start up and Venture Private Equity Fund		15,193	10	-	(75)	-	(75)
Hermes Private Investment Equity Fund		24,233	8	6	(18,025)	-	(18,025)
Shinhan AIM FoF Fund 1a		17,478	11	3,004	342	-	342
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,770	405	806	741	-	741
Heungkuk High Class Professional Trust Private Fund 37		20,523	1,646	1,045	1,005	-	1,005

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(c) The statement of financial information as of and for the year ended December 31, 2018 and 2017 were as follows (continued) :

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
IGIS Global Credit Fund 150-1	~~W~~	35,453	27	3,457	214	-	214
GX SHINHAN INTERVEST 1st Private Equity Fund		125,954	-	6	(12,146)	-	(12,146)
Soo Commerce Platform Growth Fund		25,905	3	-	(497)	-	(497)
Partner One Value up I Private Equity Fund		42,776	-	326	(224)	-	(224)
Genesis No.1 Private Equity Fund		201,103	434	-	(1,360)	-	(1,360)
GMB ICT New Technology Investment Fund		29,657	-	3	(242)	-	(242)
Soo Delivery Platform Growth Fund		29,946	2	-	(56)	-	(56)
Genesis North America Power Company No.1 PEF		52,393	223	1	(1,922)	-	(1,922)
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		26,826	237	2	(411)	-	(411)

(*) As of December 31, 2018, the Group has discontinued the application of the equity method of accounting and excluded the financial information of the associates for which financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2018 and 2017 were as follows (continued) :

		2017
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	4,133,674	3,781,688	78,010	24,230	(73,495)	(49,265)
Daewontos Co., Ltd.		400	2,492	-	-	-	-
Neoplux Technology Valuation Investment Fund		40,692	283	5,895	4,691	1,471	6,162
JAEYOUNG SOLUTEC CO., LTD.(*1)		157,009	137,916	142,228	(22,756)	2,764	(19,992)
Partners 4th Growth Investment Fund		53,944	383	137	(1,540)	-	(1,540)
JAEYANG INDUSTRY		2,146	4,717	-	-	-	-
Chungyoung INC		3,292	8,392	5,568	(693)	-	(693)
DAEKWANG SEMICONDUCTOR CO., LTD.		29,069	10,806	13,929	(4,549)	-	(4,549)
Dream High Fund Ⅲ		4,076	34	27	(200)	(1,522)	(1,722)
Asia Pacific No.39 Ship Investment Co., Ltd.		9,389	27	666	616	32	648
KCLAVIS Meister Fund No.17		11,694	42	425	194	-	194
SG No.9 Corporate Recovery Private Equity Fund		15,035	76	(157)	652	-	652
Plutus-SG Private Equity Fund		16,009	69	317	316	-	316
SG ARGES Private Equity Fund No.1		26,758	69	(351)	832	-	832
OST Progress- 2 Fund		17,829	107	(234)	(234)	-	(234)
Eum Private Equity Fund No.3		23,725	5	1,614	1,649	-	1,649
Richmond Private Yong in Retail Facility Real Estate Fund No.1		48,006	28,624	2,265	2,100	-	2,100
KTB Confidence Private Placement		42,230	21,090	1,604	1,242	3,629	4,871
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		28,286	1	1,914	1,913	(856)	1,057
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,599	1	3,117	3,116	(1,257)	1,859
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,316	14	648	634	-	634
Platform Partners Brick Save Private Investment Trust		8,441	271	207	194	-	194
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,500	3	-	(3)	-	(3)
The Asia Pacific Capital Fund II L.P.		29,103	88	-	(3,582)	(10,269)	(13,851)
Shinhan Praxis K-Growth Global Private Equity Fund		100,805	353	7,273	(8,428)	3,156	(5,272)
Credian Healthcare Private Equity Fund II		11,236	47	211	19	(823)	(804)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2018 and 2017 were as follows (continued) :

		2017
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehn-sive income (loss)
Kiwoom Milestone Professional Private Real Estate Trust 19	~~W~~	57,405	36,589	2,742	(262)	-	(262)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		97,203	1,066	5,851	3,012	(2,713)	299
Brain Professional Private Trust No.4		21,369	105	2,942	1,925	-	1,925
Hanhwa US Equity Strategy Private Real Estate Fund No.1		56,898	78	11,562	3,549	(37)	3,512
Brain KS Qualified Privately Placed Fund No.6		9,639	28	3	(110)	(72)	(182)
M360 CRE Income Fund		265,945	-	7	14,179	-	14,179
Shinhan Global Healthcare Fund 1		77,166	-	3	(757)	-	(757)
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,125	53	7,115	1,267	-	1,267
IBK AONE Convertable 1		10,840	-	279	258	-	258
Rico Synergy Collabo Multi-Mezzanine 3		10,054	3	371	50	-	50
KB NA Hickory Private Special Asset Fund		90,978	67	11,092	1,945	-	1,945
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		9,101	1	1	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,886	2,074	2,503	(1,337)	-	(1,337)
SHBNPP Private Korea Equity Long-Short Professional Feeder		54,029	4,733	28,956	9,356	-	9,356
Shinhan-Stonebridge Petro PEF		1,056,401	2,740	39,170	39,170	-	39,170
BNP Paribas Cardif General Insurance		59,699	15,405	10,093	(9,294)	94	(9,200)
Axis Global Growth New Technology Investment Association		15,553	-	(147)	(147)	-	(147)
Polaris No7 Start up and Venture Private Equity Fund		15,280	22	(142)	(142)	-	(142)
Hermes Private Investment Equity Fund		60,000	10	(10)	(10)	-	(10)

(*) As of December 31, 2017, the Group has discontinued the application of the equity method of accounting and excluded the financial information of the associates for which financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2018 and 2017 are as follow :

	2018
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	333,179	14.99	49,952	(136)	-	49,816
Daewontos Co., Ltd.(*1)		(2,092)	36.33	(760)	-	760	-
Songrim Partners(*1)		(23)	35.34	(8)	-	8	-
Neoplux Technology Valuation Investment Fund		56,214	33.33	18,738	-	-	18,738
Partners 4th Growth Investment Fund		66,449	25.00	16,612	-	-	16,612
JAEYANG INDUSTRY(*2)		(2,571)	25.90	(666)	-	666	-
KTB Newlake Global Healthcare PEF(*3)		32,385	30.00	9,715	-	170	9,885
DAEKWANG SEMICONDUCTOR CO., LTD.		15,922	20.94	3,334	-	-	3,334
Shinhan-Neoplux Energy Newbiz Fund		17,032	23.33	3,974	-	-	3,974
Shinhan-Albatross Tech Investment Fund		17,827	50.00	8,908	-	-	8,908
KCLAVIS Meister Fund No.17		11,819	26.09	3,083	-	-	3,083
SG No.9 Corporate Recovery Private Equity Fund		5,385	26.49	1,427	-	-	1,427
Plutus-SG Private Equity Fund		15,943	26.67	4,252	-	-	4,252
SG ARGES Private Equity Fund No.1		18,039	24.06	4,341	-	-	4,341
Eum Private Equity Fund No.3		23,547	20.76	4,889	-	-	4,889
KTB Confidence Private Placement		17,505	30.29	5,302	-	-	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,738	23.89	5,432	-	-	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,807	20.16	8,429	-	-	8,429
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,159	20.00	4,831	-	-	4,831
Platform Partners brick save Private Investment trust		8,222	98.77	8,120	-	-	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		21,312	47.62	10,149	-	-	10,149
The Asia Pacific Capital Fund II L.P.		1,588	25.18	400	-	-	400
Shinhan Praxis K-Growth Global Private Equity Fund		87,590	18.87	16,527	-	-	16,527
Credian Healthcare Private Equity Fund II		13,361	34.07	4,553	-	-	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19		20,839	50.00	10,419	-	-	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,538	21.28	20,544	-	-	20,544
Brain Professional Private Trust No.4		19,067	27.50	5,244	-	-	5,244

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2018 and December 31, 2017 are as follows (continued) :

	2018
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Hanhwa US Equity Strategy Private Real Estate Fund No.1	~~W~~	58,498	44.84	26,232	-	-	26,232
Brain KS Qualified Privately Placed Fund No.6		10,089	50.00	5,097	-	-	5,097
Shinhan Global Healthcare Fund 1		74,409	4.41	3,285	-	-	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7		52,453	33.33	17,484	-	-	17,484
IBK AONE Convertable 1		12,500	47.25	5,906	-	-	5,906
Rico Synergy Collabo Multi-Mezzanine 3		10,575	50.03	5,290	-	-	5,290
KB NA Hickory Private Special Asset Fund		91,627	37.50	34,360	-	-	34,360
GB Professional Private Investment Trust 6		9,087	94.51	8,588	-	-	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,289	44.02	18,616	-	-	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder		66,737	21.52	14,370	-	-	14,370
Shinhan-Stonebridge Petro PEF		1,025,077	1.82	18,681	-	-	18,681
BNP Paribas Cardif General Insurance		34,225	10.00	3,423	-	-	3,423
Axis Global Growth New Technology Investment Association		15,308	31.85	4,875	-	-	4,875
Polaris No7 Start up and Venture Private Equity Fund		15,183	28.57	4,338	-	-	4,338
Hermes Private Investment Equity Fund		24,225	29.17	7,065	-	-	7,065
Shinhan AIM FoF Fund 1a		17,467	24.91	4,351	-	-	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,365	34.48	10,126	-	-	10,126
Heungkuk High Class Professional Trust Private Fund 37		18,877	50.00	9,438	-	-	9,438
IGIS Global Credit Fund 150-1		35,426	25.11	8,896	-	-	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund		125,954	25.27	31,831	-	-	31,831
Soo Commerce Platform Growth Fund		25,902	24.62	6,378	-	-	6,378
Partner One Value up I Private Equity Fund		42,776	27.91	11,939	-	-	11,939
Genesis No.1 Private Equity Fund		200,669	22.80	45,758	-	-	45,758
GMB ICT New Technology Investment Fund		29,657	26.75	7,934	-	-	7,934
Soo Delivery Platform Growth Fund		29,944	30.00	8,983	-	-	8,983
Genesis North America Power Company No.1 PEF		52,170	39.92	20,824	-	-	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		26,589	23.33	6,204	-	-	6,204
Others		315,179	-	91,483		366	91,849
	~~W~~	3,476,038	-	669,496	(136)	1,970	671,330

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2018 and 2017 are as follows (continued) :

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Other on this investee represents the cumulative losses as the Group has stopped the equity method, and its carrying value becomes zero due to the adjustment for the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2018 and 2017 are as follows (continued) :

	2017
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	351,986	14.99	52,763	(147)	-	52,616
Daewontos Co., Ltd.(*1)		(2,092)	36.33	(760)	-	760	-
Neoplux Technology Valuation Investment Fund		40,409	33.33	13,470	-	-	13,470
JAEYOUNG SOLUTEC CO., LTD.(*2)		17,484	9.61	1,680	-	2,169	3,849
Partners 4th Growth Investment Fund		53,561	25.00	13,390	-	-	13,390
JAEYANG INDUSTRY(*3)		(2,571)	25.90	(666)	-	666	-
Chungyoung INC(*3)		(5,100)	18.94	(966)	-	966	-
DAEKWANG SEMICONDUCTOR CO., LTD.		18,263	20.94	3,824	-	-	3,824
Dream High Fund Ⅲ		4,042	54.55	2,205	-	-	2,205
Asia Pacific No.39 Ship Investment Co., Ltd.		9,362	50.00	4,682	-	-	4,682
KCLAVIS Meister Fund No.17		11,652	26.09	3,039	-	-	3,039
SG No.9 Corporate Recovery Private Equity Fund		14,959	26.49	3,963	-	-	3,963
Plutus-SG Private Equity Fund		15,940	26.67	4,251	-	-	4,251
SG ARGES Private Equity Fund No.1		26,689	24.06	6,422	-	-	6,422
OST Progress- 2 Fund		17,722	27.62	4,895	-	-	4,895
Eum Private Equity Fund No.3		23,720	20.76	4,925	-	-	4,925
Richmond Private Yong in Retail Facility Real Estate Fund No.1		19,382	41.80	8,101	-	-	8,101
KTB Confidence Private Placement		21,140	30.29	6,403	-	-	6,403
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		28,285	23.89	6,757	-	-	6,757
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,598	20.16	8,387	-	-	8,387
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,302	22.86	6,012	-	-	6,012
Platform Partners Brick Save Private Investment Trust		8,170	98.77	8,069	-	-	8,069
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,497	47.62	4,999	-	-	4,999
The Asia Pacific Capital Fund II L.P.		29,015	25.18	7,307	-	-	7,307
Shinhan Praxis K-Growth Global Private Equity Fund		100,452	18.87	18,954	-	-	18,954
Credian Healthcare Private Equity Fund II		11,189	34.07	3,813	-	-	3,813
Kiwoom Milestone Professional Private Real Estate Trust 19		20,816	50.00	10,408	-	-	10,408
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,137	21.28	20,460	-	-	20,460

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2018 and 2017 are as follows (continued) :

	2017
Investees		Net assets (a)		Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Brain Professional Private Trust No.4	~~W~~	21,264	27	27.49	5,847	-	-	5,847
Hanhwa US Equity Strategy Private Real Estate Fund No.1		56,820		44.84	25,479	-	-	25,479
Brain KS Qualified Privately Placed Fund No.6		9,611		50.00	4,805	-	-	4,805
M360 CRE Income Fund		265,945		57.87	153,905	-	-	153,905
Shinhan Global Healthcare Fund 1		77,166		4.41	3,407	-	-	3,407
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,072		33.33	18,690	-	-	18,690
IBK AONE Convertable 1		10,840		47.25	5,122	-	-	5,122
Rico Synergy Collabo Multi-Mezzanine 3		10,051		50.00	5,026	-	-	5,026
KB NA Hickory Private Special Asset Fund		90,911		37.50	34,091	-	-	34,091
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		9,100		94.51	8,600	-	-	8,600
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,812		48.49	20,760	-	-	20,760
SHBNPP Private Korea Equity Long-Short Professional Feeder		49,296		9.85	4,861	-	-	4,861
Shinhan-Stonebridge Petro PEF		1,053,661		1.82	19,201	-	-	19,201
BNP Paribas Cardif General Insurance		44,294		10.00	4,429	-	-	4,429
Axis Global Growth New Technology Investment Association		15,553		31.85	4,953	-	-	4,953
Polaris No7 Start up and Venture Private Equity Fund		15,258		28.57	4,359	-	-	4,359
Hermes Private Investment Equity Fund		59,990		29.17	17,497	-	-	17,497
Others		218,647		-	58,362	-	699	59,061
	~~W~~	3,116,300			626,181	(147)	5,260	631,294

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

20.  Investments in associates (continued)

(e) The unrecognized equity method losses as of and for the years ended December 31, 2018 and 2017 are as follows:

		2018
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	-	(760)
JAEYANG INDUSTRY		-	(18)
Songlim Partners.		(8)	(8)
	~~W~~	(8)	(786)

		2017
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	-	(760)
JAEYANG INDUSTRY		-	(18)
Chungyoung INC		(130)	(130)
	~~W~~	(130)	(908)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

21.  Investment properties

(a) Investment properties as of December 31, 2018 and 2017 are as follows:

		2018	2017
Acquisition cost	~~W~~	579,852	508,784
Accumulated depreciation		(105,032)	(90,481)
Book value	~~W~~	474,820	418,303

(b) Changes in investment properties for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017
Beginning balance	~~W~~	418,303	353,175
Acquisitions		115,333	2,125
Disposals		(13,608)	(6,277)
Depreciation		(16,917)	(16,095)
Amounts transferred from (to) property and equipment		(28,199)	91,782
Amounts transferred to assets held for sale(*)		-	(6,306)
Foreign currency adjustment		(92)	(101)
Ending balance	~~W~~	474,820	418,303

(*) Comprise land and buildings, etc.

(c) Income and expenses on investment property for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Rental income	~~W~~	32,488	33,023
Direct operating expenses for investment properties that generated rental income		12,191	10,998

(d) The fair value of investment property as of December 31, 2018 and 2017 is as follows:

		2018	2017
Land and buildings(*)	~~W~~	1,121,985	1,027,830

(*) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs.  Accordingly, fair value of investment properties is classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

22.  Other assets

Other assets as of December 31, 2018 and 2017 are as follows:

		2018	2017
Accounts receivable	~~W~~	7,666,217	6,295,129
Domestic exchange settlement debit		6,121,332	2,973,751
Guarantee deposits		1,152,434	1,158,693
Present value discount		(44,694)	(50,170)
Accrued income		1,896,822	1,624,992
Prepaid expense		194,040	163,727
Suspense payments		73,153	63,486
Sundry assets		92,221	53,034
Separate account assets		2,650,302	3,040,534
Advance payments		616,996	219,861
Unamortized deferred acquisition cost		786,134	888,262
Other		423,759	170,338
Allowances for impairment		(56,798)	(49,679)
	~~W~~	21,571,918	16,551,958

23.  Leases

(a)	Finance lease receivables of the Group as lessor as of December 31, 2018 and 2017 are as follows:

		2018
		Gross investment	Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	595,427	85,333	510,094
1 ~ 5 years		1,306,571	106,333	1,200,238
Later than 5 years		16,529	38	16,491
	~~W~~	1,918,527	191,704	1,726,823

		2017
		Gross investment	Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	688,358	76,677	611,681
1 ~ 5 years		1,176,334	86,280	1,090,054
Later than 5 years		16,226	585	15,641
	~~W~~	1,880,918	163,542	1,717,376

(b)	The scheduled maturities of minimum lease payments for operating leases of the Group as lessor as of December 31, 2018 and 2017 are as follows:

i) Finance lease

		2018
		Minimum lease payment	Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	595,427	85,333	510,094
1 ~ 5 years		1,306,571	106,333	1,200,238
Later than 5 years		16,529	38	16,491
	~~W~~	1,918,527	191,704	1,726,823

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

23.  Leases (continued)

(b) The scheduled maturities of minimum lease payments for operating leases of the Group as lessor as of December 31, 2018 and 2017 are as follows (continued) :

		2017
		Minimum lease payment	Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	688,358	76,677	611,681
1 ~ 5 years		1,176,334	86,280	1,090,054
Later than 5 years		16,226	585	15,641
	~~W~~	1,880,918	163,542	1,717,376

ii) Operating lease

		Minimum lease payment
		2018	2017
Not later than 1 year	~~W~~	94,540	37,455
1 ~ 5 years		180,304	70,764
Over 5 years		10	12
	~~W~~	274,854	108,231

(c) Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2018 and 2017 are as follows:

		Minimum lease payment
		2018	2017
Not later than 1 year	~~W~~	204,323	247,815
1 ~ 5 years		382,620	328,482
Later than 5 years		23,148	32,740
	~~W~~	610,091	609,037

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

24. Pledged assets

(a) Assets pledged as collateral as of December 31, 2018 and 2017 are as follows:

		2018	2017
Loans
Loans		-	99,158
Loans at amortized cost	~~W~~	129,210	-
Securities
Securities at FVTPL		11,533,107	-
Securities at FVOCI		1,372,746	-
Securities at amortized cost		10,670,253	-
Trading assets		-	12,660,710
Financial assets designated at fair value through profit or loss		-	587,380
Available-for-sale financial assets		-	1,968,870
Held-to-maturity financial assets		-	10,508,112
		23,576,106	25,725,072
Deposits
Deposits		-	1,501,661
Deposits at amortized cost		1,481,085	-
Real estate		154,490	157,485
	~~W~~	25,340,891	27,483,376

The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2018 and 2017 are ~~W~~8,026,332 million and ~~W~~9,688,816 million, respectively.

(b) The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2018 and 2017 are as follows:

		2018
		Collateral held
		Assets pledged as collateral	Assets received as collateral
Securities	~~W~~	7,342,239	5,190,387

		2017
		Collateral held
		Assets pledged as collateral	Assets received as collateral
Securities	~~W~~	8,779,621	3,749,516

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

25. Deposits

Deposits as of December 31, 2018 and 2017 were as follows:

		2018	2017
Demand deposits:
Korean won	~~W~~	94,210,806	90,770,606
Foreign currencies		11,950,027	12,158,036
		106,160,833	102,928,642
Time deposits:
Korean won		123,572,793	115,617,568
Foreign currencies		16,071,970	13,865,692
		139,644,763	129,483,260
Negotiable certificates of deposits		9,247,088	7,583,365
Note discount deposits		4,087,530	3,423,459
CMA		4,084,709	4,197,146
Others		1,775,267	1,803,352
	~~W~~	265,000,190	249,419,224

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

26.  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of December 31, 2018 are as follows:

		2018
Securities sold:
Stocks	~~W~~	488,873
Bonds		440,382
Others		32,117
		961,372
Gold deposits		458,934
	~~W~~	1,420,306

27.  Trading liabilities

Trading liabilities as of December 31, 2018 are as follows:

		2017
Securities sold:
Stocks	~~W~~	495,019
Bonds		871,884
Others		47,001
		1,413,904
Gold deposits		434,586
	~~W~~	1,848,490

28.  Financial liabilities designated at fair value through profit or loss (K-IFRS 1109)

Financial liabilities designated at fair value through profit or loss as of December 31, 2018 are as follows:

		2018	Reason for designation
Equity-linked securities sold	~~W~~	6,439,292	Combined instrument
Securities sold with embedded derivatives		2,096,508	Combined instrument
	~~W~~	8,535,800

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~8,535,800 million as of December 31, 2018. Changes in values of the liability are ~~W~~2,376 million for the year ended December 31, 2018 and the accumulated changes are ~~W~~235 million as of December 31, 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

29.  Financial liabilities designated at fair value through profit or loss (K-IFRS 1039)

Financial liabilities designated at fair value through profit or loss as of December 31, 2017 are as follows:

		2017	Reason for designation
Equity-linked securities sold	~~W~~	5,865,990	Combined instrument
Securities sold with embedded derivatives		2,394,646	Combined instrument
Securities sold		36,973	Evaluation and management on a fair value basis
	~~W~~	8,297,609

30.  Borrowings

Borrowings as of December 31, 2018 and 2017 were as follows:

	December 31, 2018			December 31, 2017
	Interest rate (%)		Amount	Interest rate (%)		Amount

Call money	0.00~6.85	~~W~~	1,425,162	0.00~6.20	~~W~~	856,813

Bill sold	0.75~1.70		14,536	0.65~3.26		13,605
Bonds sold under repurchase agreements:	0.50~6.50		7,614,659	0.00~6.00		9,056,232
Borrowings in Korean won:
Borrowings from Bank of Korea	0.50~0.75		2,329,946	0.50~0.75		2,913,045
Others	0.00~4.25		12,108,741	0.00~5.00		9,585,511
			14,438,687			12,498,556
Borrowings in foreign currencies:
Overdraft due to banks	0.00		77,673	0.00		128,634
Borrowings from banks	0.00~9.20		4,653,055	0.10~12.50		3,737,366
Others	2.60~7.90		1,596,626	0.00~7.90		1,295,572
			6,327,354			5,161,572
Deferred origination costs			(1,856)			(168)
		~~W~~	29,818,542		~~W~~	27,586,610

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

31.  Debt securities issued

Debt securities issued as of December 31, 2018 and 2017 were as follows:

	December 31, 2018			December 31, 2017
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~8.00	~~W~~	50,661,472	0.00~8.00	~~W~~	41,781,486
Subordinated debt securities issued	2.20~4.60		4,400,145	2.20~4.60		3,500,401
Loss on fair value hedges			(206,985)			(274,047)
Discount on debt securities issued			(84,962)			(45,969)
			54,769,670			44,961,871
Debt securities issued in foreign currencies:
Debt securities issued	0.20~4.01		6,278,680	0.00~4.20		4,989,904
Subordinated debt securities issued	3.75~5.00		2,271,799	3.75~3.88		1,446,390
Loss on fair value hedges			(55,251)			(25,794)
Discount on debt securities issued			(37,199)			(31,550)
			8,458,029			6,378,950
		~~W~~	63,227,699		~~W~~	51,340,821

32.  Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of December 31, 2018 and December 31, 2017 are as follows:

		2018	2017
Present value of defined benefit obligations	~~W~~	1,841,982	1,695,191
Fair value of plan assets		(1,714,634)	(1,688,047)
Recognized liabilities for defined benefit obligations	~~W~~	127,348	7,144

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

32.  Employee benefits (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,695,191	(1,688,047)	7,144
Included in profit or loss:
Current service cost		144,923	-	144,923
Past service cost		54	-	54
Interest expense (income)		59,836	(66,676)	(6,840)
		204,813	(66,676)	138,137
Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		18,399	-	18,399
Financial assumptions		79,038	1,215	80,253
Experience adjustment		(10,762)	-	(10,762)
- Return on plan assets excluding interest income		-	40,486	40,486
		86,675	41,701	128,376
Other:
Benefits paid by the plan		(142,938)	137,335	(5,603)
Contributions paid into the plan		-	(139,348)	(139,348)
Settlement gain or loss		407	-	407
Effect of movements in exchange rates		(1,273)	-	(1,273)
Others(*2)		(893)	401	(492)
		(144,697)	(1,612)	(146,309)
Ending balance	~~W~~	1,841,982	(1,714,634)	127,348

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

32.  Employee benefits (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2018 and 2017 were as follows (continued) :

		2017
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,689,980	(1,559,101)	130,879
Included in profit or loss:
Current service cost		172,152	-	172,152
Past service cost		2,810	-	2,810
Interest expense (income)		54,485	(52,136)	2,349
		229,447	(52,136)	177,311
Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		4,471	-	4,471
Financial assumptions		(96,957)	-	(96,957)
Experience adjustment		(56,709)	-	(56,709)
- Return on plan assets excluding interest income		-	27,460	27,460
		(149,195)	27,460	(121,735)
Other:
Benefits paid by the plan		(74,841)	69,857	(4,984)
Contributions paid into the plan		-	(174,127)	(174,127)
Effect of movements in exchange rates		(200)	-	(200)
		(75,041)	(104,270)	(179,311)
Ending balance	~~W~~	1,695,191	(1,688,047)	7,144

(*1) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(*2) Others represent the change amounts due to the conversion to defined contribution.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

32.  Employee benefits(continued)

(c) The composition of plan assets as of December 31, 2018 and 2017 are as follows:

		2018	2017
Plan assets comprise:
Equity securities	~~W~~	257,581	231,620
Debt securities		817	43,990
Due from banks		1,394,634	1,380,656
Other		61,602	31,781
	~~W~~	1,714,634	1,688,047

(d) Actuarial assumptions as of December 31, 2018 and 2017 are as follows:

	2018	2017	Description
Discount rate	3.02%~3.22%	2.44%~4.07%	AA0 corporate bond yields
Future salary increase rate	0.99%~3.40% + Upgrade rate	0.99%~5.61% + Upgrade rate	Average for 5 years
Weighted average maturity	7.7 years ~ 9.9 years	7.25 years ~ 9.33years

(e) Sensitivity analysis

As of December 31, 2018, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(159,549)	180,542
Future salary increase rate (1%p movement)		176,924	(159,169)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

33. Provisions

(a) Provisions as of December 31, 2018 and 2017 are as follows:

		2018	2017
Asset retirement obligations	~~W~~	49,183	45,495
Expected loss related to litigation		25,554	32,650
Unused credit commitments		232,347	168,006
Bonus card point reward program (*)		-	26,434
Financial guarantee contracts issued		115,325	80,861
Others		86,007	75,512
	~~W~~	508,416	428,958

(*) In accordance with K-IFRS No. 1115, the Group has adjusted all bonus card point reward program related to customer loyalty programs.

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued as of December 31, 2018 are as follows:.

		Unused credit commitments			Financial guarantee contracts issued			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	124,492	96,010	2,137	31,456	3,368	2,464	259,927
Transfer to 12 month expected credit loss		42,514	(42,057)	(457)	1,140	(1,140)	-	-
Transfer to life time expected credit loss		(8,899)	8,976	(77)	(1,804)	1,804	-	-
Transfer to impaired financial asset		(213)	(802)	1,015	(13)	-	13	-
Provided (reversed)		(32,070)	38,576	2,519	(3,964)	455	(690)	4,826
FX change		578	105	-	758	481	449	2,371
Others (*1)		-	-	-	36,621	936	(479)	37,078
Ending balance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202

(*1) Others include the adjustment of the provision from financial guarantee contracts measured at fair value newly, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

33. Provisions (continued)

(c) Changes in provisions for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Asset retirement	Litigation	Guarantee	Other	Total
Beginning balance(*1)	~~W~~	45,495	32,650	46,340	75,512	199,997
Provision(reversal)		4,789	(1,138)	(2,833)	4,900	5,718
Provision used		(4,210)	(6,343)	-	(7,554)	(18,107)
Foreign exchange translation		-	385	1,677	(1,006)	1,056
Others(*2)		3,109	-	(1,714)	14,155	15,550
Ending balance	~~W~~	49,183	25,554	43,470	86,007	204,214

(*1) In accordance with K-IFRS No. 1115, the Group has adjusted all bonus card point reward program related to customer loyalty programs.

(*2) Others include the effects of decrease in discount and changes in discount rate.

		2017
		Asset retirement	Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	~~W~~	50,738	34,471	450,997	25,425	79,238	88,019	728,888
Provision(reversal)		(4,562)	704	(279,508)	51,294	2,548	11,797	(217,727)
Provision used		(2,695)	(1,908)	-	(50,285)	(132)	(22,637)	(77,657)
Foreign exchange translation		-	(617)	(3,483)	-	(4,458)	(52)	(8,610)
Others(*1)		2,014	-	-	-	3,665	(1,615)	4,064
Ending balance	~~W~~	45,495	32,650	168,006	26,434	80,861	75,512	428,958

(*1) Others include the effects of decrease in discount and changes in discount rate.

(*2) Provisions for card point were classified as fees and commission expense.

(d) Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period.  Disbursements of such costs are expected to incur at the end of lease contract.  Such costs are reasonably estimated using the average lease year and the average restoration expenses.  The average lease year is calculated based on the past ten-year historical data of the expired leases.  The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(e) Allowance for guarantees and acceptances as of December 31, 2018 and 2017 are as follows:

		2018	2017
Guarantees and acceptances outstanding	~~W~~	9,437,691	7,611,211
Contingent guarantees and acceptances		3,985,532	3,259,613
ABS and ABCP purchase commitments		2,083,522	2,035,543
Endorsed bill		37,667	85,456
	~~W~~	15,544,412	12,991,823
Allowance for loss on guarantees and acceptances	~~W~~	115,325	80,861
Ratio	%	0.74	0.62

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

34. Liability under insurance contracts

(a) Insurance liabilities as of December 31, 2018 and 2017 are as follows:

		2018	2017
Policy reserve	~~W~~	26,211,044	24,515,364
Policyholder’s equity adjustment		7,838	(76)
	~~W~~	26,218,882	24,515,288

(b) Policy reserve as of December 31, 2018 and 2017 are as follows:

		2018	2017
Interest rate linked	~~W~~	17,328,353	16,464,193
Fixed interest rate		8,882,691	8,051,171
	~~W~~	26,211,044	24,515,364

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

34. Liability under insurance contracts (continued)

(c) The details of policy reserves as of December 31, 2018 and 2017 are as follows :

		2018
		Individual insurance				Group insurance
		Pure endowment	Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	5,729,045	11,722,964	7,482,084	24,934,093	24,422	58	24,480	24,958,573
Guarantee reserve		10,148	64,978	124	75,250	-	-	-	75,250
Unearned premium reserve		3	301	-	304	506	-	506	810
Reserve for outstanding claims		99,676	837,317	185,328	1,122,321	18,089	-	18,089	1,140,410
Interest rate difference guarantee reserve		2,068	148	11	2,227	-	-	-	2,227
Mortality gains reserve		7,026	4,741	176	11,943	3	-	3	11,946
Interest gains reserve		18,662	254	19	18,935	-	-	-	18,935
Long term duration dividend reserve		52	9	1	62	-	-	-	62
Reserve for policyholder’s profit dividend		1,773	-	-	1,773	-	-	-	1,773
Reserve for losses on dividend insurance contract		1,058	-	-	1,058	-	-	-	1,058
	~~W~~	5,869,511	12,630,712	7,667,743	26,167,966	43,020	58	43,078	26,211,044

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

34. Liability under insurance contracts (continued)

(c) The details of policy reserves as of December 31, 2018 and 2017 are as follows (continued):

		2017
		Individual insurance				Group insurance
		Pure endowment	Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	5,343,670	10,628,661	7,323,183	23,295,514	32,538	57	32,595	23,328,109
Guarantee reserve		11,678	50,615	151	62,444	-	-	-	62,444
Unearned premium reserve		3	364	-	367	652	-	652	1,019
Reserve for outstanding claims		98,596	784,535	176,566	1,059,697	26,068	-	26,068	1,085,765
Interest rate difference guarantee reserve		2,280	159	12	2,451	-	-	-	2,451
Mortality gains reserve		7,736	5,195	200	13,131	5	-	5	13,136
Interest gains reserve		18,463	268	20	18,751	-	-	-	18,751
Long term duration dividend reserve		59	10	1	70	-	-	-	70
Reserve for policyholder’s profit dividend		2,374	-	-	2,374	-	-	-	2,374
Reserve for losses on dividend insurance contract		1,245	-	-	1,245	-	-	-	1,245
	~~W~~	5,486,104	11,469,807	7,500,133	24,456,044	59,263	57	59,320	24,515,364

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

34. Liability under insurance contracts (continued)

(d) Reinsurance credit risk as of December 31, 2018 and 2017 are as follows:

		2018
		Reinsurance assets	Reinsurance account receivable
AA- to AA+	~~W~~	2,451	4,416
A- to A+		1,622	3,598
	~~W~~	4,073	8,014

		2017
		Reinsurance assets	Reinsurance account receivable
AA- to AA+	~~W~~	1,893	3,420
A- to A+		1,217	3,387
	~~W~~	3,110	6,807

(e) Income or expenses on insurance for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017
Insurance income:
Premium income	~~W~~	4,348,745	4,550,277
Reinsurance income		15,222	10,532
Separate account income		34,771	38,999
		4,398,738	4,599,808
Insurance expenses:
Claims paid		2,549,147	2,213,285
Reinsurance premium expenses		18,482	13,220
Provision for policy reserves (*)		1,694,716	2,147,139
Separate account expenses		34,770	38,999
Discount charge		669	632
Acquisition costs		454,479	543,752
Collection expenses		16,046	15,716
Deferred acquisition costs		(283,665)	(336,851)
Amortization of deferred acquisition costs		385,793	423,955
		4,870,437	5,059,847

Net loss on insurance	~~W~~	(471,699)	(460,039)

(*) Shinhan Life Insurance's saving interest is included. (Accumulated ~~W~~ 966,910 million as of December 31, 2018 and accumulated ~~W~~ 960,927 million as of December 31, 2017)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

34. Liability under insurance contracts (continued)

(f) Maturity of premium reserve as of December 31, 2018 and 2017 are as follows:

		2018
		Less than 1 year	1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	111,102	247,619	741,222	502,572	1,288,815	5,284,548	8,175,878
Interest rate linked		195,843	922,832	1,247,871	343,562	1,500,893	12,571,694	16,782,695
Ending balance	~~W~~	306,945	1,170,451	1,989,093	846,134	2,789,708	17,856,242	24,958,573

		2017
		Less than 1 year	1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	62,611	256,126	646,634	550,935	1,227,656	4,629,667	7,373,629
Interest rate linked		32,364	660,966	1,549,321	384,276	1,359,071	11,968,482	15,954,480
Ending balance	~~W~~	94,975	917,092	2,195,955	935,211	2,586,727	16,598,149	23,328,109

(g) Liability adequacy test, LAT

i) Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2018 and 2017.  The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

ii) Output overview

In the debt appraisal system, the insurance premium surplus method is applied to calculate premium deficits.

Premium deficiency refers to deficiency when the amount of accumulated reserve is insufficient due to a decrease in the interest rate after the sale of the product or an increase in the risk rate compared with the expected basic rate at the time of product development.

The insurance premium standard inspection method is a method of calculating the reserve amount based on the present value of total income reflecting the interest rate, the risk rate, the business ratio, the cancellation rate, etc. and the present value of the total expenditure, that is, (discount rate), business ratio, risk rate, and cancellation rate calculated based on the Group’s own experience, which reflects company-specific characteristics, and does not reflect subjective factors such as management's willingness to improve management.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

34. Liability under insurance contracts (continued)

iii) The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2018	2017	Measurement basis
Discount rate	1.27% ~ 4.95%	1.98% ~ 8.77%	The scenario adding liquidity premium to risk-free rate, which is suggested from Financial Supervisory Service
Mortality rate	2.58% ~ 247.65%	6.24% ~ 257.25%	Ratio by claims paid per premium paid on risk premium based on experience-based rate by products, collateral of last 5 years.
Operating expense rate	Acquisition cost - The first time : 90% ~ 982.7% - From the second time : 0% ~ 193.5% Maintenance expense (each case): 207 won ~ 3,531 won Collection expenses (on gross premium): 0.04% ~ 1.10%	Acquisition cost - The first time : 90% ~ 1034.9% - From the second time : 0% ~ 212.9% Maintenance expense (each case): 843 won ~ 3,768 won Collection expenses (on gross premium): 0.03% ~ 1.05%	Business rate on insurance premium or expenses per contract based on experience-based rate of last 1 year
Surrender ratio	0.95% ~ 48.35%	0.95% ~ 34.08%	Surrender ratio by elapsed period, classes of sales channel, product of last 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

34. Liability under insurance contracts (continued)

vi) The result of liability adequacy test as of December 31, 2018 and 2017 are as follows:

		2018
		Provisions for test	LAT base	Premium loss (surplus)
Participating:
Fixed interest	~~W~~	589,618	1,368,008	778,390
Variable interest		859,858	964,358	104,500
		1,449,476	2,332,366	882,890
Non- Participating:
Fixed interest		6,009,771	3,019,087	(2,990,684)
Variable interest		14,149,581	12,339,559	(1,810,022)
		20,159,352	15,358,646	(4,800,706)
	~~W~~	21,608,828	17,691,012	(3,917,816)

		2017
		Provisions for test	LAT base	Premium loss (surplus)
Participating:
Fixed interest	~~W~~	582,842	1,448,564	865,722
Variable interest		811,078	895,052	83,973
		1,393,920	2,343,616	949,695
Non- Participating:
Fixed interest		5,374,209	2,204,431	(3,169,778)
Variable interest		13,374,917	10,448,900	(2,926,017)
		18,749,126	12,653,331	(6,095,795)
	~~W~~	20,143,046	14,996,947	(5,146,100)

v) Sensitivity analysis as of December 31, 2018 and 2017 are as follows:

		LAT fluctuation
		2018	2017
Discount rate increased by 0.5%	~~W~~	(2,010,046)	(1,532,611)
Discount rate decreased by 0.5%		2,353,179	1,836,098
Operating expense increased by 10%		236,693	216,340
Mortality rate increased by 10%		866,683	818,261
Mortality rate increased by 5%		435,423	410,822
Surrender ratio increased by 10%		298,121	457,119

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

35. Other liabilities

Other liabilities as of December 31, 2018 and 2017 are as follows:

		2018	2017
Accounts payable	~~W~~	9,748,168	8,524,295
Accrued expenses		3,267,188	3,022,127
Dividend payable		49,486	8,345
Advance receipts		131,386	120,724
Unearned income		236,827	402,541
Withholding value-added tax and other taxes		547,097	343,938
Securities deposit received		651,153	911,304
Foreign exchange remittances pending		225,956	223,465
Domestic exchange remittances pending		1,115,939	1,808,652
Borrowing from trust account		2,999,445	4,057,649
Due to agencies		779,473	607,743
Deposits for subscription		76,019	79,154
Separate account liabilities		2,845,380	3,213,389
Sundry liabilities		2,496,169	1,930,410
Other		50,881	76,966
Present value discount account		(20,888)	(17,929)
	~~W~~	25,199,679	25,312,773

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

36. Equity

(a) Equity as of December 31, 2018 and 2017 are as follows:

		2018	2017
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055
		2,645,053	2,645,053

Hybrid bond		1,531,759	423,921

Capital surplus:
Share premium		9,494,769	9,494,769
Others (*1)		400,719	392,566
		9,895,488	9,887,335

Capital adjustments(*2)		(552,895)	(398,035)

Accumulated other comprehensive income, net of tax:
Gain on financial assets at fair value through other comprehensive income		2,958	-
Valuation gain on available-for-sale financial assets		-	72,126
Loss on financial assets at fair value through profit or loss (overlay approach)		(79,057)	-
Equity in other comprehensive income of associates		4,883	(294)
Foreign currency translation adjustments for foreign operations		(321,853)	(345,199)
Net gain(loss) from cash flow hedges		(17,751)	2,440
Other comprehensive income(loss) of separate account		4,112	(4,812)
Actuarial losses		(346,682)	(253,995)
Changes in own credit risk on financial liabilities designated under fair value option		170	-
		(753,220)	(529,734)

Retained earnings (*3)(*4)(*5)(*6)		22,959,440	20,791,681

Non-controlling interest (*7)		925,805	883,397
	~~W~~	36,651,430	33,703,618

(*1) During the year ended December 31, 2018, the Group recorded a capital surplus of KRW 8,153 million as a result of participating in the capital increase of its subsidiary, Jeju Bank Co. Ltd.

(*2) The Group acquired treasury stock through treasury stock trusts, and the consideration paid or received is recognized directly in equity.

(*3) The reserve for profits of the Group, due to In accordance with Article 53 of the Financial Holding Company Act, amounted to ~~W~~ 2,068,190 million and ~~W~~ 1,992,716 million as of December 31, 2018 and 2017, respectively.

(*4) The reserve for loan losses in the retained earnings amounted to ~~W~~ 7,572 million and ~~W~~ 5,953 million as of December 31, 2018 and 2017, respectively.

(*5) The total amount of retained earnings from the consolidated subsidiaries that are not available for the payment of cash dividends due to the related regulation is 5,800,002 million.

(*6) The acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed and the amount was adjusted retrospectively.

(*7) As of December 31, 2018 and 2017, Shinhan Bank and Jeju Bank have recognized ~~W~~ 748,497 million and ~~W~~ 718,775 million, respectively, as non-controlling interests. The amount of dividends paid by Shinhan Bank and Jeju Bank ~~W~~ 27,546 million and ~~W~~ 30,442 million are allocated to the net income of non-controlling interests.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

36.  Equity (continued)

(b) Capital stock

Capital stock of the Group as of December 31, 2018 and 2017 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks outstanding		474,199,587

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2018 and December 31, 2017 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)		2018	2017
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	〃	-	3.77		134,683	134,683
September 15, 2017	〃	-	4.25		89,783	89,783
April 13, 2018	〃	-	4.08		134,678	-
April 13, 2018	〃	-	4.56		14,955	-
August 29, 2018	〃	-	4.15		398,679	-
August 13, 2018	USD	-	5.88		559,526	-
				~~W~~	1,531,759	423,921

The Group can make advanced redemption for the above bonds, after 5 or 10 years from the issuance date; and has unconditional rights to extend the maturity under the same condition.  In addition, if the determination has been made that dividend is not paid for common shares, then the interest for the above bonds is also not paid.

(d) Capital adjustments

Changes in capital adjustments for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017
Beginning balance	~~W~~	(398,035)	(458,461)
Transaction on redemption of hybrid bonds		-	(1,139)
Acquisition of stocks		(155,923)	-
Other transactions with owners		1,063	61,565
Ending balance	~~W~~	(552,895)	(398,035)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

36.  Equity (continued)

(e) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2018 and 2017 are as follows:

		2018
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain(loss) on financial asset at fair value through other comprehensive income	Gain(loss) on financial asset at fair value through profit or loss (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehend-sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Changes in own credit risk on financial liabilities designated under fair value option
Beginning balance	~~W~~	(211,003)	(24,724)	(2,516)	(342,318)	2,441	(4,564)	(253,995)	(46)	31,533	(1,553)	(806,745)
Change due to fair value		225,173	(74,942)	(2,327)	-	-	11,967	-	39	25,078	2,376	187,364
Reclassification:
Change due to impairment or disposal		15,812	-	13,103	-	(91,011)	-	-	-	-	-	(62,096)
Effect of hedge accounting		-	-	-	-	(1,261)	-	-	-	-	-	(1,261)
Hedging		(2,365)	-	-	(35,879)	60,501	-	-	-	-	-	22,257
Effects from exchange rate fluctuations		1,733	-	-	45,904	-	-	-	-	423	-	48,060
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(128,139)	-	-	-	(128,139)
Deferred income taxes		(79,345)	20,609	(3,369)	9,958	11,579	(3,291)	35,041	(11)	(5,410)	(653)	(14,892)
Transfer to other account		-	-	-	-	-	-	-	10	2,635	-	2,645
Non-controlling interests		(1,305)	-	-	482	-	-	411	-	-	-	(412)
Ending balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)

(*) The beginning balance is restated due to the adoption of K-IFRS 1109 and 1115.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

36.  Equity (continued)

(e) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2018 and 2017 are as follows:

		2017
		Unrealized gain (loss) on available-for-sale financial assets	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)
Change due to fair value		(60,397)	(24,886)	-	-	(12,529)	-	(97,812)
Reclassification:
Change due to impairment or disposal		(346,126)	-	-	-	-	-	(346,126)
Effect of hedge accounting		-	-	-	250,875	-	-	250,875
Hedging		1,241	-	97,353	(229,747)	-	-	(131,153)
Effects from exchange rate fluctuations		(28,553)	-	(276,285)	-	-	-	(304,838)
Remeasurements of the defined benefit plans		-	-	-	-	-	121,735	121,735
Transfer to other account		-	(414)	-	-	-	-	(414)
Deferred income taxes		110,708	3,748	(15,240)	(5,224)	3,251	(18,210)	79,033
Non-controlling interests		1,071	-	698	-	-	(220)	1,549
Ending balance	~~W~~	72,126	(294)	(345,199)	2,440	(4,812)	(253,995)	(529,734)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

36.  Equity (continued)

(f) Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017
Date of appropriation:		March 27, 2019	March 22, 2018
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	4,867,521	4,896,292
Net effect due to change in accounting policy		(23)	-
Dividend to hybrid bonds		(40,357)	(17,678)
Net income		1,234,883	754,727
		6,062,024	5,633,341
Reversal of regulatory reserve for loan losses		-	-
		6,062,024	5,633,341

Appropriation of retained earnings:
Legal reserve		(123,488)	(75,473)
Dividends
Dividends on common stocks paid		(753,041)	(687,589)
Regulatory reserve for loan losses		(1,156)	(1,619)
Loss on redemption of hybrid bonds		-	(1,139)
		(877,685)	(765,820)
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,184,339	4,867,521

(*) These statements of appropriation of retained earnings were based on the separate financial statements of Shinhan Finance Group.

(g) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017
Beginning balance	~~W~~	2,885,018	2,252,771
K-IFRS 1109 adoption		(388,551)	-
Planned regulatory reversal of loan losses		348,223	632,247
Ending balance	~~W~~	2,844,690	2,885,018

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

36. Equity (continued)

(g) Regulatory reserve for loan losses (continued)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017 (*3)
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	3,156,722	2,918,816
Provision for regulatory reserve for loan losses (*1)		(348,127)	(631,578)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	2,808,595	2,287,238
Basic and diluted earnings per share adjusted for regulatory reserve in won(*2)		5,844	4,786

(*1) Amortization of reserve for credit losses due to the transfer of K-IFRS No. 1109 during the year is excluded. (*2) Dividends for hybrid bonds are deducted.

(*3) The acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

(h) Treasury stock

The acquisition of treasury stock is as follows:

		Beginning balance	Acquisition	disposal	Ending balance
The number of share		-	3,648,659	-	3,648,659
Carrying value	~~W~~	-	155,923	-	155,923

(*) For the December 31, 2018, the Group entered into a treasury stock trust agreement with Samsung Securities Co., Ltd. for a total consideration of ~~W~~200,000 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

37. Dividends

(a) Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2018 and 2017 are as follows:

		2018 (*1)	2017
Total number of shares issued and outstanding	~~W~~	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		1,600	1,450
Dividends(*2)	~~W~~	753,041	687,589
Dividend rate per share	%	32.0	29.0

(*1) The dividend is the amount of dividend that will be paid on March 27, 2019 and is not recognized as a distribution to the owners during the period.

(*2) The amounts are proposed or declared dividends before the financial statements were authorized for issue but not recognized as a distribution to owners during the year.

(b) Dividend for hybrid bond was calculated as follows for the years ended December 31, 2018 and 2017 :

		2018	2017
Amount of hybrid bond	~~W~~	1,538,150	425,000
Interest rate	%	3.77 ~ 5.88	3.77~4.38
Dividend(*)	~~W~~	40,357	17,678

(*) The dividends to hybrid bonds that were early redeemed during the period are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

38. Net interest income

Net interest income for the years ended December 31, 2018 and 2017 are as follows:

		2018
Interest income:
Cash and deposits at amortized cost	~~W~~	155,075
Deposits at FVTPL		33,845
Securities at FVTPL		623,651
Securities at FVOCI		759,301
Securities at amortized cost		730,382
Loans at amortized cost		11,158,558
Loans at FVTPL		23,110
Others		88,534
		13,572,456
Interest expense:
Deposits		(3,091,659)
Borrowings		(468,068)
Debt securities issued		(1,336,840)
Others		(95,800)
		(4,992,367)

Net interest income	~~W~~	8,580,089

		2017
Interest income:
Cash and due from banks	~~W~~	167,793
Trading assets		489,836
Financial assets designated at fair value through profit or loss		57,899
Available-for-sale financial assets		671,912
Held-to-maturity financial assets		651,107
Loans		9,673,635
Others		86,472
		11,798,654
Interest expense:
Deposits		(2,482,415)
Borrowings		(352,069)
Debt securities issued		(1,085,366)
Others		(35,851)
		(3,955,701)

Net interest income	~~W~~	7,842,953

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

39. Net fees and commission income

Net fees and commission income for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017
Fees and commission income:
Credit placement fees	~~W~~	62,766	59,133
Commission received as electronic charge receipt		146,309	142,755
Brokerage fees		412,165	373,108
Commission received as agency		120,508	129,460
Investment banking fees		91,273	66,191
Commission received in foreign exchange activities		214,395	197,705
Asset management fees		235,275	190,802
Credit card fees		1,360,322	2,369,745
Others		652,243	516,056
		3,295,256	4,044,955
Fees and commission expense:
Credit-related fee		(36,817)	(35,665)
Credit card fees		(944,533)	(1,988,826)
Others		(374,909)	(309,510)
		(1,356,259)	(2,334,001)

Net fees and commission income	~~W~~	1,938,997	1,710,954

40. Dividend income

Dividend income for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017
Securities at FVTPL	~~W~~	70,955	-
Trading assets		-	57,615
Securities at FVOCI		16,871	-
Available-for-sale financial assets		-	199,691
	~~W~~	87,826	257,306

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

41. Net gain (loss) on trading assets measured at fair value through profit or loss

Net gain (loss) on trading assets measured at fair value through profit or loss for the year ended December 31, 2018 are as follows:

		2018
Net gain(loss) on deposits measured at FVTPL
Loss on valuation	~~W~~	(61,848)

Net gain(loss) on loans measured at FVTPL
Gain on valuation		916
Gain on sale		9,133
		10,049
Net gain(loss) on securities measured at FVTPL
Debt securities
Gain on valuation		111,029
Gain on sale		78,718
Other gains		223,731
		413,478
Equity securities
Gain on valuation		286,801
Loss on sale		(275,356)
		11,445
Other
Gain on valuation		19,086

Net gain(loss) on financial liabilities measured at FVTPL
Debt securities
Loss on valuation		(115,667)
Gain (loss) on disposition		268,932
		153,265
Other
Gain (loss) on valuation		(14,892)
Gain on disposition		1,394
		(13,498)

Derivatives:
Gain on valuation		(291,879)
Gain on transaction		179,928
		(111,951)
	~~W~~	420,026

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

42. Net trading income (loss)

Net trading income (loss) for the year ended December 31, 2017 are as follows:

		2017
Trading assets:
Debt securities
Loss on valuation	~~W~~	(90,442)
Loss on sale		(93,528)
		(183,970)
Equity securities
Gain on valuation		187,442
Gain on sale		128,118
		315,560
Other
Gain on valuation		5,782

Trading liabilities:
Securities sold
Loss on valuation		(138,134)
Loss on disposition		(20,610)
		(158,744)
Other
Gain on valuation		260
Gain on disposition		2,440
		2,700

Derivatives:
Gain on valuation		369,225
Gain on transaction		612,670
		981,895
	~~W~~	963,223

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

43. Net gain (loss) on financial instruments measured at fair value through profit or loss

Net gain (loss) on financial instruments measured at fair value through profit or loss for the year ended December 31, 2018 are as follows:

		2018
Financial assets measured at fair value through profit or loss:
Equity securities:
Gain on sale	~~W~~	(4,737)
Financial liabilities measured at fair value through profit or loss:
Borrowings
Gain on valuation		382,667
Loss on sale and redemption		(404,573)
	~~W~~	(26,643)

44. Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the year ended December 31, 2017 are as follows:

		2017
Financial assets designated at fair value through profit or loss:
Other securities
Gain on valuation	~~W~~	13,020
Debt securities
Loss on valuation		(65,475)
Gain on sale and redemption		11,673
		(53,802)
Equity securities
Dividend income		51
Loss on valuation		(78,633)
Gain on sale		5,622
		(72,960)
Financial liabilities designated at fair value through profit or loss:
Other securities
Loss on disposal and redemption		(43)

Borrowings
Loss on valuation		(100,685)
Loss on disposal and redemption		(845,356)
		(946,041)
	~~W~~	(1,059,826)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

45.  Allowance provided (reversed) for credit loss on financial assets

Allowance provided (reversed) for credit loss on financial assets for the year ended December 31, 2018 are as follows:

		2018

Loans at amortized cost	~~W~~	(704,515)
Other financial assets at amortized cost		(24,070)
Securities at fair value through other comprehensive income		(12,066)
Others (unused credit line and financial guarantee, etc)		(4,826)
Securities at amortized cost		(2,400)
	~~W~~	(747,877)

46.  Net impairment loss on financial assets

Net impairment loss on financial assets for the year ended December 31, 2017 are as follows:

		2017 (*)
Impairment losses on:
Loans	~~W~~	(799,577)
Available-for-sale financial assets		(202,360)
Other financial assets		(15,672)
		(1,017,608)
Reversal of impairment losses on:
Available-for-sale financial assets		4,061
	~~W~~	(1,013,548)

(*) As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

47.  General and administrative expenses

General and administrative expenses for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017
Employee benefits:
Salaries	~~W~~	2,736,604	2,668,224
Severance benefits:
Defined contribution		23,745	21,040
Defined benefit		133,749	173,080
Termination benefits		115,275	285,158
		3,009,373	3,147,502

Rent		357,981	336,124
Entertainment		30,442	29,039
Depreciation		171,771	173,541
Amortization		73,575	66,860
Taxes and dues		176,133	165,689
Advertising		287,688	271,819
Research		13,928	14,093
Others		620,684	606,531
	~~W~~	4,741,575	4,811,198

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won, except per share data)

48.  Share-based payments

(a) Stock options granted as of December 31, 2018 are as follows:

	4th grant(*1)	5th grant(*1)	6th grant(*1)	7th grant(*1)(*2)

Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~28,006	~~W~~38,829	~~W~~54,560	~~W~~49,053

Number of shares granted	2,695,200	3,296,200	1,301,050	808,700

Options expiry dates	August 30, 2018	August 21, 2019	August 19, 2020	May 17, 2021/ September 17,2021

Changes in number of shares granted:
Balance at January 1, 2018	2,500	2,500	58,764	45,628
Exercised	2,500	-	-	-
Balance at September 30, 2018	-	2,500	58,764	45,628

Fair value per share in won	~~-~~	~~W~~2,874	~~W~~397	~~W~~1,441 (Expiration of contractual exercise period : May 17, 2021) ~~W~~1,610 (Expiration of contractual exercise period : Sep 17, 2021)

(*1) The weighted average exercise price for 106,892 stock options outstanding at December 31, 2018 is ~~W~~51,841.

(*2) As of December 31, 2018, the exercise of the remaining for 9,466 stock options (7th grant) was temporarily suspended.

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won, except per share data)

48.  Share-based payments (continued)

(b) Performance shares granted as of December 31, 2018 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Operating period(*)	4 or 5 years

Estimated number of shares vested at December 31, 2018	397,464	1,336,188

Fair value per share in won	~~W~~45,926, ~~W~~47,376, ~~W~~40,889, ~~W~~45,766, ~~W~~49,405, ~~W~~40,580 for the expiration of operating period from 2013 to 2018	~~W~~39,600

(*) Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. Share price to be paid in the future is evaluated using the share price as of the end of the reporting period. For share-based payment transactions among the Company and its subsidiaries, the Company and its subsidiaries receiving the services shall measure the services received as a cash-settled and an equity-settled share-based payment transaction, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

48.  Share-based payments (continued)

(c) Share-based compensation costs for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	-	(14)	(14)
5th		-	(19)	(19)
6th		(23)	(139)	(162)
7th		(59)	(86)	(145)
Performance share		1,154	9,768	10,922
	~~W~~	1,072	9,510	10,582

		2017
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	67	413	480
5th		48	757	805
6th		26	159	185
7th		83	120	203
Performance share		1,782	15,717	17,499
	~~W~~	2,006	17,166	19,172

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

48.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of December 31, 2018 and2017 are as follows:

		2018
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	-	-	-
5th		-	7	7
6th		3	20	23
7th		24	33	57
Performance share		7,328	61,790	69,118
	~~W~~	7,355	61,850	69,205

The intrinsic value of share-based payments is ~~W~~69,120 million as of December 31, 2018.  For calculating, the quoted market price ~~W~~39,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

		2017
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	-	54	54
5th		-	26	26
6th		26	159	185
7th		83	120	203
Performance share		8,286	62,769	71,055
	~~W~~	8,395	63,128	71,523

The intrinsic value of share-based payments is ~~W~~71,151 million as of December 31, 2017. For calculating, the quoted market price ~~W~~49,400 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

49. Net other operating expense

Other operating income and other operating expense for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017
Other operating income
Gain on sale of assets:
Loans	~~W~~	40,624	50,707
Others:
Gain on hedged items		418,390	634,695
Reversal of allowance for acceptances and guarantee		2,834	-
Gain on trust account		-	14
Gain on other allowance		5,033	286,932
Others		131,345	82,375
		557,602	1,004,016
		598,226	1,054,723
Other operating expense
Loss on sale of assets:
Loans		(14,271)	(8,394)
Others:
Loss on hedged items		(406,872)	(629,754)
Contribution		(283,331)	(252,419)
Loss on allowance for acceptances and guarantee		-	(2,548)
Loss on other allowance		(13,036)	(12,133)
Depreciation of operating lease assets		(56,570)	(12,943)
Others		(653,501)	(599,524)
		(1,413,310)	(1,509,321)
		(1,427,581)	(1,517,715)
Net other operating expenses	~~W~~	(829,355)	(462,992)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

50. Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017
Other non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	12,611	5,278
Investment property		4,783	219
Gain on disposition of assets held for sale		-	22,748
Lease assets		1,153	605
Others		-	125
		18,547	28,975
Gain on sale of Investments in associates		17,427	8,891
Others:
Rental income on investment property		32,488	33,023
Reversal of impairment losses on intangible asset		62	91
Gain from assets contributed		77	1,067
Others		49,276	67,535
		81,903	101,716
		117,877	139,582
Other non-operating expense
Loss on sale of assets:
Property and equipment		(3,082)	(2,642)
Investment property		(2,958)	(1,627)
Lease assets		(3,964)	(1,282)
Others		(3)	(149)
		(10,007)	(5,700)
Loss on sale of investments in associates		(11,546)	(1,332)
Impairment loss on investments in associates		(5,849)	(144)
		(17,395)	(1,476)
Others:
Donations		(88,650)	(140,243)
Depreciation of investment properties		(16,917)	(16,095)
Impaired loss on property and equipment		-	(16)
Impaired loss on intangible assets		(771)	(271)
Write-off of intangible assets		(1,537)	(1,210)
Collecting of written-off expenses		(6,048)	(7,162)
Others		(26,844)	(20,220)
		(140,767)	(185,217)
		(168,169)	(192,393)
Net other non-operating income (loss)	~~W~~	(50,292)	(52,811)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

51.  Income tax expense

(a) Income tax expense for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017 (*)
Current income tax expense	~~W~~	900,016	749,649
Adjustment for prior periods		(3,261)	(23,265)
Temporary differences		383,190	46,468
Income tax recognized in other comprehensive income		(11,600)	75,551
Income tax expenses	~~W~~	1,268,345	848,403

(*) As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

(b) Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017(*)
Profit before income taxes	~~W~~	4,466,610	3,796,257

Income taxes at statutory tax rates		1,222,840	917,802
Adjustments:
Non-taxable income		(6,300)	(10,614)
Non-deductible expense		12,854	12,772
Tax credit		(23,317)	(195)
Changes in deferred tax due to change in tax rate		-	(72,985)
Other		65,529	24,888
Refund due to adjustments of prior year tax returns		(3,261)	(23,265)
Income tax expense	~~W~~	1,268,345	848,403

Effective tax rate	%	28.40	22.34

(*) As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

51.  Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2018 and 2017 are as follows:

		2018
		Beginning Balance (*1)	Profit or loss	Other comprehensive income	Ending Balance(*2)
Unearned income	~~W~~	(202,069)	(53,267)	-	(255,336)
Account receivable		(19,267)	(4,872)	-	(24,139)
Financial assets at fair value through profit or loss		(47,548)	79,000	16,825	48,277
Securities at fair value through other comprehensive income		307,729	(47,548)	(82,823)	177,358
Investment in associates		24,918	3,205	(3,380)	24,743
Valuation and depreciation of property and equipment		(163,313)	1,317	-	(161,996)
Derivative asset (liability)		(70,828)	171,000	11,579	111,751
Deposits		27,904	132	-	28,036
Accrued expenses		171,310	(38,621)	-	132,689
Defined benefit obligation		408,266	6,965	32,427	447,658
Plan assets		(411,935)	(37,117)	2,729	(446,323)
Other provisions		191,298	3,177	-	194,475
Allowance for acceptances and guarantees		23,929	5,228	-	29,157
Allowance related to asset revaluation		(52,886)	3,173	-	(49,713)
Allowance for expensing depreciation		(529)	64	-	(465)
Deemed dividend		5,317	(5,317)	-	-
Accrued contributions		11,904	9,807	-	21,711
Financial instruments designated at fair value through profit of loss		(7,194)	(80,214)	-	(87,408)
Allowances		131,222	(82,438)	-	48,784
Fictitious dividend		4,990	(3,665)	-	1,325
Liability under insurance contracts		18,105	4,488	-	22,593
Deficit carried over		1,505	(1,505)	-	-
Other		59,471	(296,190)	11,043	(225,676)
		412,299	(363,198)	(11,600)	37,501
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		375,807	(8,363)	-	367,444
	~~W~~	788,106	(371,561)	(11,600)	404,945

(*1) Changes in the scope of application of K-IFRS No.1109 and 1115 have been reflected (Note 60).

(*2) Deferred tax assets from overseas subsidiaries were decreased by ~~W~~29 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

51.  Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2018 and 2017 are as follows (continued) :

		2017
		Beginning Balance	Profit or loss	Other comprehensive income	Ending Balance(*1)(*2)
Unearned income	~~W~~	(139,234)	(62,835)	-	(202,069)
Account receivable		(11,493)	(7,774)	-	(19,267)
Trading assets		(33,424)	44,841	-	11,417
Available-for-sale		86,897	77,198	110,405	274,500
Investment in associates		20,112	1,062	3,748	24,922
Valuation and depreciation of property and equipment		(146,860)	(16,452)	-	(163,312)
Derivative asset (liability)		125,233	(197,253)	(5,224)	(77,244)
Deposits		18,162	9,742	-	27,904
Accrued expenses		108,700	62,610	-	171,310
Defined benefit obligation		378,400	50,410	(20,544)	408,266
Plan assets		(313,708)	(100,624)	2,396	(411,936)
Other provisions		221,749	(47,484)	-	174,265
Allowance for acceptances and guarantees		19,530	3,608	-	23,138
Allowance related to asset revaluation		(46,977)	(5,909)	-	(52,886)
Allowance for expensing depreciation		(521)	(8)	-	(529)
Deemed dividend		1,378	3,939	-	5,317
Accrued contributions		8,764	3,140	-	11,904
Financial instruments designated at fair value through profit of loss		(58,885)	52,397	-	(6,488)
Allowances		94,554	(70,201)	-	24,353
Fictitious dividend		4,833	157	-	4,990
Liability under insurance contracts		13,104	5,001	-	18,105
Deficit carried over		-	1,505	-	1,505
Other		(77,198)	49,675	(15,230)	(42,753)
		273,116	(143,255)	75,551	205,412
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		357,307	18,500	-	375,807
	~~W~~	630,423	(124,755)	75,551	581,219

(*1) As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

(*2) Deferred tax assets from overseas subsidiaries were decreased by ~~W~~1,654 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

51.  Income tax expense (continued)

(d) Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2018 and 2017 are as follows:

		January 1, 2018 (*2)		Changes		December 31, 2018
		OCI	Tax effect	OCI	Tax effect	OCI	Tax effect
Financial assets measured at FVOCI	~~W~~	(255,593)	76,124	267,306	(84,878)	11,713	(8,754)
Financial liabilities measured at FVTPL		(2,141)	588	2,376	(653)	235	(65)
Foreign currency translation adjustments for foreign operations		(317,264)	(25,054)	10,498	9,967	(306,766)	(15,087)
Gain (loss) on cash flow hedge		7,286	(4,845)	(31,771)	11,578	(24,485)	6,733
Equity in other comprehensive income of associates		(5,868)	3,306	10,825	(3,380)	4,957	(74)
The accumulated other comprehensive income in separate account(*1)		(6,295)	1,731	11,967	(3,291)	5,672	(1,560)
Remeasurements of the defined benefit liability		(349,538)	95,543	(127,844)	35,157	(477,382)	130,700
Financial asset measured at FVTPL (Overlay approach)		(33,713)	8,988	(74,942)	20,609	(108,655)	29,597
Income tax charged or credited directly to equity	~~W~~	(963,126)	156,381	68,415	(14,891)	(894,711)	141,490

		January 1, 2017		Changes		December 31, 2017
		OCI	Tax effect	OCI(*2)	Tax effect	OCI	Tax effect
Valuation gain (loss) on available-for-sale financial assets	~~W~~	524,335	(130,153)	(432,461)	110,405	91,874	(19,748)
Foreign currency translation adjustments for foreign operations		(141,815)	(9,910)	(178,244)	(15,230)	(320,059)	(25,140)
Gain (loss) on cash flow hedge		(17,763)	4,299	21,128	(5,224)	3,365	(925)
Equity in other comprehensive income of associates		22,559	(1,301)	(25,300)	3,748	(2,741)	2,447
The accumulated other comprehensive income in separate account(*1)		5,891	(1,425)	(12,529)	3,251	(6,638)	1,826
Remeasurements of the defined benefit liability		(471,141)	113,841	121,451	(18,146)	(349,690)	95,695
Income tax charged or credited directly to equity	~~W~~	(77,934)	(24,649)	(505,955)	78,804	(583,889)	54,155

(*1) Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account's financial statement.

(*2) Changes in the scope of application of K-IFRS No.1109 and 1115 have been reflected (Note 60)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

51.  Income tax expense (continued)

(e) The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2018 and 2017 are as follows:

		2018	2017
Tax loss carry forward(*)	~~W~~	99,449	99,449

(*) At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

		1 year or less	1-2 years	2-3 years	More than 3 years
Tax loss carry forward	~~W~~	99,449	-	-	-

(f) The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2018 and 2017 are as follows:

		2018	2017
Investment in associates	~~W~~	(686,107)	(480,184)

(g) The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.  Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2018 and 2017 are as follows:

		2018	2017(*)
Deferred tax assets	~~W~~	483,517	659,594
Deferred tax liabilities		(78,572)	(77,293)

(*) As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won, except per share data)

52.  Earnings per share

(a) Basic and diluted earnings per share for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017(*2)
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	3,156,722	2,918,816
Less:
Dividends to hybrid bond		(40,357)	(17,678)

Net profit available for common stock	~~W~~	3,116,365	2,901,138

Weighted average number of common shares outstanding(*1)		473,649,076	474,199,587

Basic and diluted earnings per share in won	~~W~~	6,579	6,118

(*1) The number of basic ordinary shares outstanding is 474,199,587 shares.  As a result of the acquisition of treasury stock, the weighted average number of common shares outstanding for the year ended December 31, 2018 decreased.

(*2) As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

(b) The Board of Directors' meeting on February 12, 2019, after the reporting period, approved an issue of a convertible preferred stock that could potentially dilute basic earnings per share in the future (Note 59).

53.  Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2018 and 2017 are as follows:

		2018	2017
Guarantees:
Guarantees outstanding	~~W~~	9,437,691	7,611,211
Contingent guarantees		3,985,532	3,259,613
		13,423,223	10,870,824
Commitments to extend credit:
Loan commitments in won		69,906,336	54,827,918
Loan commitments in foreign currency		19,967,297	18,992,984
ABS and ABCP commitments		2,083,522	2,035,543
Others		73,816,233	66,767,465
		165,773,388	142,623,910
Endorsed bills:
Secured endorsed bills		37,667	85,456
Unsecured endorsed bills		7,758,242	7,810,788
		7,795,909	7,896,244
Loans sold with recourse		2,099	2,099
	~~W~~	186,994,619	161,393,077

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

53.  Commitments and contingencies (continued)

(b) Legal contingencies

The Group’s pending lawsuits as a defendant for the year ended December 31, 2018 are as follows:

Case	Number of claim	Descriptions		Claim amount

Demands on stock return	1	The plaintiff filed claims against the Group for guarantee deposit of receivable-backed ABL of KT ENS. The case are currently pending in its second appeal.	~~w~~	12,866

Lehman Brothers Special Financing Inc(LBSF)	1	According to the asset custody contract, the plaintiff is liable for damages caused by a fire in the property of the real estate investment company in which the company is holding assets. In 2015 and 2017, the plaintiffs prevailed, but the first and second decisions were different.		6,893

Payment Guarantee	1	Hanwha Savings Bank, a party to the lender of Meat Loan, filed a lawsuit against all creditors to confirm deposit accounts for the sale of frozen meat. As a result, the lawsuit has been commissioned by the legal firm proceed a Matron's private lawsuit related the Group.		5,575

Others	152	Compensation for a loss claim, etc.		78,900
	155		~~w~~	104,234

As of December 31, 2018, the Group has recorded ~~W~~ 25,554 million and ~~W~~ 1,006 million, respectively, as other provisions and insurance contract liabilities (reserve for claims) for litigations, etc., The outcome of the lawsuits is not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation

(c) The Group entered into an agreement with Asia Trust Co., Ltd. (60% of its total shares) to acquire remaining stake in the Group. In accordance with the agreement, the Group has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

54.  Statement of cash flows

(a) Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2018 and 2017 are as follows:

		2018	2017
Cash and due from banks	~~W~~	17,363,450	22,682,652
Adjustments:		(3,008,188)
Due from financial institutions with a maturity over three months from date of acquisition		(6,175,506)	(3,010,471)
Restricted due from banks		(9,183,694)	(13,435,531)
	~~W~~	8,179,756	6,236,650

(b) Significant non-cash activities for the years ended December 31, 2018 and 2017 are as follows:

		2017	2017
Debt-equity swap	~~W~~	28,759	32,530
Transfers from construction-in-progress to property and equipment		6,319	14,285
Transfers between property and equipment and investment property		28,199	91,782
Transfers between assets held for sale to property and equipment		80	5,336
Transfers between investment property and assets held for sale		-	6,306

(c) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2018 and 2017 are as follows:

		2018
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowings	Debentures	Total
Balance at January 1, 2018	~~W~~	3,966	146,278	27,586,610	51,340,821	79,077,675
Changes from cash flows		(5,845)	(12,002)	1,772,203	11,798,466	13,552,822
Changes from non-cash flows
Amortization of discount on borrowings and debentures		-	-	181,050	335,935	516,985
Changes in foreign currency exchange rate		-	-	955,512	229,277	1,184,789
Others		9,356	(49,697)	(676,833)	(476,800)	(1,193,974)
Balance at December 31, 2018	~~W~~	7,477	84,579	29,818,542	63,227,699	93,138,297

		2017
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowings	Debentures	Total
Balance at January 1, 2017	~~W~~	153,343	12,276	25,294,241	44,326,785	69,633,302
Changes from cash flows		48,500	10,211	3,047,844	7,784,142	10,842,197
Changes from non-cash flows						-
Amortization of discount on borrowings and debentures		-	-	1,480	16,126	17,606
Changes in foreign currency exchange rate		-	-	(22,850)	(635,836)	(658,686)
Others		(197,875)	128,819	(734,105)	(150,396)	(755,682)
Balance at December 31, 2017	~~W~~	3,968	151,306	27,586,610	51,340,821	79,078,737

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

55.  Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Balances with the related parties as of December 31, 2018 and 2017 are as follows:

Related party	Account		2018	2017
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	9,860	9,868
〃	Credit card loans		116	191
〃	Allowances		-	(4)
〃	Deposits		444	446
〃	Provisions		-	2
JAEYOUNG SOLUTEC CO., LTD. (*1)	Loans		-	14,847
〃	Allowances		-	(124)
〃	Credit card loans		-	33
〃	Deposits		-	2,659
〃	Provisions		-	4
Partners 4th Growth Investment Fund	Deposits		1,855	2,076
BNP Paribas Cardif General Insurance	Credit card loans		29	29
〃	Allowances		(2)	(1)
〃	Deposits		157	221
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		151	174
Dream High Fund Ⅲ	Deposits		4	3
Midas Dong-A Snowball Venture Fund	Deposits		159	220
IBKS-Shinhan Creative Economy New Technology Fund (*1)	Deposits		-	78
Credian Healthcare Private Equity Fund II	Deposits		45	26
Midas Dong-A Snowball Venture Fund 2	Deposits		354	239
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ	Deposits		672	76
Eum Private Equity Fund No.3	Deposits		49	65
Branbuil CO., LTD. (*2)	Deposits		-	55
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		133	97
Shinhan Global Healthcare Fund 1	Unearned revenue		360	409
Shinhan Fintech New Technology Fund No.1	Unearned revenue		123	123
KTB Newlake Global Healthcare PEF	Deposits		151	465
〃	Provisions		-	13
Taihan Industrial System Co., Ltd.	Deposits		85	100
Incorporated association Finance Saving Information Center	Credit card loans		3	-
〃	Deposits		4	4
GX Shinhan interest 1st Private Equity Fund	Unearned revenue		278	-
Nomura investment property trust No.19	Loans		11,966	-
〃	Other assets		45	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		236

Key management personnel and their immediate relatives:	Loans		3,313	3,247
	Assets	~~W~~	25,850	28,357
	Liabilities		4,740	7,280

(*1) Excluded from related parties due to the disposal or terminated.

(*2) As a result of changes in accounting policies at the beginning of the current year, they were excluded from associates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

55.  Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2018 and 2017 were as follows:

Related party	Account		2018	2017
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	3,716	4,631
〃	Other operating income		4	-
〃	Reversal of credit losses		-	(3)
〃	General and administrative expenses		(17)	(10)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		685	689
BNP Paribas Cardif General Insurance	Fees and commission income		9	4
〃	Provision for credit losses		-	1
〃	Bad debt		(2)	-
Midas Dong-A Snowball Venture Fund	Fees and commission income		47	38
〃	Interest expense		(2)	(3)
SP New Technology Business investment Fund Ⅰ (*1)	Fees and commission income		317	41
IBKS-Shinhan Creative Economy New Technology Fund I (*1)	Fees and commission income		13	37
〃	Interest expense		-	(2)
SM New Technology Business Investment Fund I	Fees and commission income		55	55
JAEYOUNG SOLUTEC CO., LTD.(*1)	Interest income		523	654
〃	Fees and commission income		2	1
〃	Other revenue		3	3
〃	Interest expense		-	1
〃	Provision for credit losses		(2)	(4)
〃	Other operating expenses		(1)	(55)
The Asia Pacific Capital Fund II L.P.	Fees and commission income		-	85
Partners 4th Growth Investment Fund	Interest expense		(19)	(16)
Shinhan-Albatross Technology Investment	Fees and commission income		216	152
〃	Interest expense		-	(21)
IBKS-Shinhan Creative Economy New Technology Fund 2	Fees and commission income		16	25
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		975	892
KDBC Midas Dong-A Snowball Venture Fund II	Interest expense		(2)	-
Branbuil CO., LTD. (*2)	Fees and commission income		-	2
STI-New Growth Engines Investment	Fees and commission income		16	30
Shinhan Fintech New Technology Fund No.1	Fees and commission income		153	30
KTB New lake medical Global Investment	Interest income		2	10
〃	Other operating expenses		-	(13)
Shinhan Global health Care Investment No.1	Fees and commission income		785	282

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

55.  Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2018 and 2017 were as follows:

Related party	Account		2018	2017
Taihan Industrial System Co., Ltd.	Fees and commission income	~~W~~	1	2
Shinhan capital-Cape FN Fund No.1	Fees and commission income		82	-
SHC-K2 Global Material Fund	Fees and commission income		20	-
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income		127	-
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		71	-
GX Shinhan interest 1st Private Equity Fund	Fees and commission income		412	-
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		214	-
SHC ULMUS Fund No.1	Fees and commission income		51	-
Shinhan-PS Investment Fund No.1	Fees and commission income		12	-
Nomura investment property trust No.19	Interest income		312	-
〃	Fees and commission income		(34)	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		236	-

Key management personnel and their immediate relatives
Interest income			101	101
		~~W~~	9,097	7,638

(*1) Excluded from related parties due to the disposal or terminated.

(*2) As a result of changes in accounting policies at the beginning of the current year, they were excluded from associates.

(c) Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Short-term employee benefits	~~W~~	22,502	17,112
Severance benefits		419	979
Share-based payment transactions(*)		4,944	6,787
	~~W~~	27,865	24,878

(*) The expenses of share-based payment transactions are the renumeration expenses during the vesting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

55.  Related parties (continued)

(d) The guarantees provided between the related parties as of December 31, 2018 and 2017 were as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		2018	2017	Account
Shinhan Bank	New lake Alliance	~~W~~	849	700	Unused credit line
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
	Neoplux Technology Valuation Investment Fund		-	6,000	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.(*)		-	109	Unused credit
	〃		-	429	Import letter of credit
		~~W~~	10,849	17,238

(*) Excluded from related parties due to the disposal.

(e) Details of collaterals provided by the related parties as of December 31, 2018 and December 31, 2017 were as follows:

Provided to	Provided by	Pledged assets		2018	2017
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	11,666
〃	JAEYOUNG SOLUTEC CO., LTD.(*)	Properties		-	20,814
	〃	Guarantee insurance policy		-	7,037
			~~W~~	12,000	39,517

(*) Excluded from related parties due to the disposal.

(f) Detils of significant loan transactions with related parties as of December 31, 2018 are as follows:

Classficiation	Company		Beginning	Loan	Recover	Other (*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	-	12,000	-	(34)	11,966

(*) The effect of changes in allowance for doubtful accounts is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

56.  Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness.  The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc.  The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors.  The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of December 31, 2018 and 2017 are as follows:

		2018	2017
Total assets:
Asset-backed securitization	~~W~~	196,108,655	175,953,075
Structured financing		132,050,391	84,719,599
Investment fund		71,487,406	69,736,443
	~~W~~	399,646,452	330,409,117

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

56.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2018 and 2017 are as follows:

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	292	504,571	802,825	1,307,688
Loan at amortized cost		478,998	6,925,438	33,500	7,437,936
Securities at fair value through profit or loss		4,263,817	288,757	5,293,807	9,846,381
Derivate assets		16,390	578	-	16,968
Securities at fair value through other comprehensive income		2,244,364	91,316	32,279	2,367,959
Securities at amortized cost		4,277,675	-	-	4,277,675
Other assets		5,453	48,457	34,333	88,243
	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850
Liabilities:
Derivative liabilities	~~W~~	111	-	-	111
Other		5,368	4,128	-	9,496
	~~W~~	5,479	4,128	-	9,607

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

56.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

		2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	329,776	6,189,042	91,078	6,609,896
Trading assets		3,201,400	958	351,290	3,553,648
Derivative assets		14,218	-	-	14,218
Available-for-sale financial assets		2,200,974	400,283	3,525,538	6,126,795
Held-to-maturity financial assets		3,259,451	-	-	3,259,451
Other assets		729	2,576	1,150	4,455
	~~W~~	9,006,548	6,592,859	3,969,056	19,568,463
Liabilities:
Derivative liabilities	~~W~~	4,448	-	-	4,448
Other		557	1,050	9	1,616
	~~W~~	5,005	1,050	9	6,064

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2018 and 2017 are as follows:

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850
ABS and ABCP commitments		1,395,417	2,300	602,594	2,000,311
Loan commitments		1,791,650	815,910	26,100	2,633,660
Guarantees		88,810	142,032	-	230,842
Others		-	49,464	-	49,464
	~~W~~	14,562,866	8,868,823	6,825,438	30,257,127

		2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	9,006,548	6,592,859	3,969,056	19,568,463
ABS and ABCP commitments		1,391,035	57,300	452,311	1,900,646
Loan commitments		529,566	719,650	31,987	1,281,203
Guarantees		74,300	15,200	-	89,500
Others		4,200	45,634	-	49,834
	~~W~~	11,005,649	7,430,643	4,453,354	22,889,646

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

57.  Measurement period adjustments for business combination

(a) Overview

The Group has acquired ANZ Retail Business in Vietnam on December 17, 2017, which was a local entity operating banking business in Vietnam, to strengthen business competitiveness and synergies through the acquisition of related businesses. The Group could not complete the initial accounting for the business acquisition until the end of the reporting period in which the acquisition incurred, since the valuation data of the acquired business has not been obtained, and the goodwill value was recognized at a provisional amount. The Group has finished the business acquisition accounting during 2018, reflecting the valuation results on the acquired net assets, and retrospectively adjusted the provisional value of net assets recognized at the acquisition date.

(b) Retroactive adjustment of fair value of assets and liabilities

The retroactive adjustment of fair value of assets acquired and liabilities assumed by acquisition of ANZ as of acquisition date is as follows:

		Amount	Adjustments	Adjusted Amount
Assets:
Cash and due from banks	~~W~~	8,151	-	8,151
Loans(*1)		301,766	(1,352)	300,414
Property and equipment		538	-	538
Intangible assets(*2)		-	15,256	15,256
Other assets		9,269	-	9,269
		319,724	13,904	333,628
Liabilities:
Deposits		(436,285)	-	(436,285)
Other liabilities		(1,022)	-	(1,022)
		(437,307)	-	(437,307)
The fair value of the identifiable assets acquired and liabilities assumed	~~W~~	(117,583)	13,904	(103,679)

(*1) Adjustments are mainly due to the loan loss estimation.

(*2) The intangible assets mainly comprise the present value of the saved borrowing costs due to the deposits amounting to ~~W~~4,454 million and the future economic benefits generated due to the relationship with the customers amounting to ~~W~~10,802 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

57.  Measurement period adjustments for business combination (continued)

(c) Adjustments of goodwill

The retrospective adjustments of goodwill due to the measurement period adjustment for business combination are as follows:

		Amount	Adjustments	Adjusted Amount
Consideration received (cash)	~~W~~	(75,480)	-	(75,480)
Fair value of identifiable net assets		(117,583)	13,904	(103,679)
Goodwill	~~W~~	42,103	(13,904)	28,199

(d) Adjustments of the prior year end balances.

		Amount	Adjustments	Adjusted Amount
Intangible assets	~~W~~	4,271,969	1,352	4,273,321
Deferred tax liabilities		9,712	270	9,982
Retained earnings	~~W~~	20,790,599	1,082	20,791,681

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

58. Acquisition of subsidiary

(a) General information

On September 12, 2018, the Group acquires 75% of the shares of PT ARCHIPELAGO ASSET MANAGEMENT in Indonesia and acquired control, and changed its name to PT Shinhan Asset Management Indonesia. The Group acquired a subsidiary in Indonesia to pursue new market penetration through its asset management business.

(b) Identifiable net assets

The assets and liabilities of PT Shinhan Asset Management Indonesia recognized at the acquisition date are as follows.

Classification			Amounts
Asset	Cash and cash equivalent assets	~~W~~	18
	Financial assets measured at FVTPL		3,012
	PP&E		20
	Deferred tax assets		20
	Other assets		17
	Total		3,087
Liabilities	Income tax payable		7
	Other liabilities		75
	Total		82
Identifiable net assets at fair value		~~W~~	3,005

(c) Goodwill

Goodwill recognized as a result of business combination is as follows.

Classification		Amounts

Previous transfer price	~~W~~	4,476
Identifiable net assets at fair value		(3,005)
Non-controlling interest		787
Goodwill	~~W~~	2,258

(d) In connection with the business combination, the Group incurred a charge of KRW 192 million, including legal fees and due diligence fees, which were recognized as commissions in the consolidated statement of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

59. Events after reporting period

(a) Subsidiary investments

i) Orange Life Insurance Co. Ltd

The Group has entered into a share purchase agreement to acquire a 59.15% stake in Orange Life Insurance Co., Ltd. on January 16, 2019.The Financial Services Commission approved the transfer of the subsidiary, and the acquisition process was completed on February 1, 2019, after the reporting period.

ii) Asis Trust Co. Ltd

The Group has entered into a contract to acquire a stake in Asia Trust Co., Ltd. during the current period. Based on the approval of the supervisory authority, the Group will acquire 60% of its total shares for 193.4 billion won.(FN 53)

iii) Prudential Finance Co. Ltd

On January 23, 2018, the Group entered into a contract to acquire a 100% stake in Prudential Vietnam Finance Company Limited, a local consumer finance company in Vietnam, for US $ 151 million. On January 17, 2019, and was approved by the local FSS.

(b) Rights offering

The Board of Directors approved the issuance of convertible preferred stock of KRW 750 billion at the meeting held on February 1, 2019. Investors may request a conversion from one year after the issuance date before four years after the date, and the convertible preferred stock that has not been converted until four years after the date will automatically be converted to common shares.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

60.  Transition effects arising from changes in accounting policies

The Group has changed its accounting policies as applying K-IFRS No. 1109, Financial Instruments, and K-IFRS No. 1115, Revenue from Contracts with Customers. With respect to classification, measurement and impairment of financial instruments, the financial statements as of and for the year ended December 31, 2017 have not been restated in accordance with the clause waiving the requirement to restate comparative financial statements.

K-IFRS No. 1109 replaces K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, relating to recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. Additionally, K-IFRS No. 1109 have made amendments to other standards relating to financial instruments such as K-IFRS No. 1107, Financial Instruments: Disclosures.

(i) Changes in equity due to application of K-IFRS No.1109 and 1115

Changes in equity as of January 1, 2018 due to the initial application date of K-IFRS No. 1109 and 1115 are as follows:

		Amounts
Retained earnings at January 1, 2018 before changes	~~W~~	20,791,681
Adjustments of retained earnings due to the application of K-IFRS No. 1109 :
Reclassification from financial assets at amortized cost to financial assets measured at fair value through profit or loss		(74,061)
Reclassification from available-for-sale financial assets to financial assets measured at fair value through profit or loss		178,518
Reclassification from available-for-sale financial assets to financial assets measured at fair value through other comprehensive income(*1)		204,457
Increase in loss allowance for financial assets measured at amortized cost		(573,088)
Increase in loss allowance for loan commitments and financial guarantee contracts		(55,274)
Increase in loss allowance for debt instruments measured at fair value through other comprehensive income		(18,976)
Effect of overlay approach application		34,102
Others(*2)		(40,063)
		(344,385)
Adjustments of retained earnings due to the application of K-IFRS No. 1115(*3)		(2,896)
Tax effects(*4)		95,426
Retained earnings at January 1, 2018 after changes	~~W~~	20,539,826

(*1)	With the application of K-IFRS No. 1109, the effect of retained earnings of the recognized impairment from equity securities has reclassified to other comprehensive income.
(*2)	Include translation of foreign currencies, etc.
(*3)	The Group has divided the trust fees into trust sales fees and trust managing fees and recognition of trust managing fees are deferred.
(*4)	Tax effects due to the application of K-IFRS No. 1109 are separately shown.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

60.  Transition effects arising from changes in accounting policies (continued)

(i) Changes in equity due to application of K-IFRS No. 1109 and 1115 (continued)

		Amounts
Accumulated other comprehensive loss at January 1, 2018 before changes	~~W~~	(529,734)
Adjustments of accumulated other comprehensive income due to the application of K-IFRS No. 1109:
Reclassification from available-for-sale financial assets to financial assets measured at fair value through profit or loss		(178,518)
Reclassification from available-for-sale financial assets to financial assets measured at fair value through other comprehensive income(*1)		(204,457)
Increase in loss allowance for debt instruments measured at fair value through other comprehensive income		18,976
Effect of overlay approach application		(34,102)
Others(*2)		11,039
		(387,062)
Tax effects(*3)		110,051
Accumulated other comprehensive loss at January 1, 2018 after changes	~~W~~	(806,745)

(*1) The effect on retained earnings arising from the recognition of impairment losses related to equity securities in the prior periods was transferred to other comprehensive income upon the application of K-IFRS 1109.

(*2) Other adjustments include foreign currency translation and changes in non-controlling interests, resulting from the adoption of K-IFRS No. 1109.

(*3) Tax effects due to the application of K-IFRS No. 1109 are separately shown.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

60.  Transition effects arising from changes in accounting policies (continued)

(ii) Reclassification of financial instruments upon adoption of K-IFRS No. 1109

Details of reclassification of financial instruments as of January 1, 2018, the initial application date of K-IFRS No. 1109, are as follows:

K-IFRS No. 1039		K-IFRS No. 1109(*2)		Carrying value under K-IFRS No. 1039(*1)	Carrying value under K-IFRS No. 1109(*1)	Difference
Financial assets:
Due from banks	Loans and receivables	Financial assets measured at FVTPL(*2)	~~W~~	902,124	833,942	(68,182)
	Loans and receivables	Amortized cost		19,988,001	19,988,001	-
Loan receivables	Loans and receivables	Financial assets measured at FVTPL(*2)		750,342	778,985	28,643
	Loans and receivables	Amortized cost		277,126,029	277,126,029	-
Other financial assets	Loans and receivables	Amortized cost		12,090,983	12,090,983	-
Trading assets (debt securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		23,640,646	23,640,646	-
Trading assets (equity securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		4,634,353	4,634,353	-
Trading assets (deposit in gold and silver)	Financial assets at FVTPL	Financial assets measured at FVTPL		189,297	189,297	-
Financial assets designated as at FVTPL (debt securities)	Financial assets at FVTPL	Financial assets measured at FVTPL(*3)		2,030,522	2,030,522	-
	Financial assets at FVTPL	Financial assets designated as at FVTPL		80,288	80,288	-
Financial assets designated as at FVTPL (equity securities)	Financial assets at FVTPL	Financial assets measured at FVTPL(*3)		1,162,553	1,162,553	-
	Financial assets at FVTPL	Financial assets designated as at FVTPL		71,803	71,803	-
Financial assets designated as at FVTPL (other securities - compound financial instruments)	Financial assets at FVTPL	Financial assets measured at FVTPL(*3)		233,892	233,892	-
Derivatives	Financial assets at FVTPL	Financial assets measured at FVTPL(*3)		3,400,178	3,348,803	(51,375)
AFS financial assets (debt securities)	AFS financial assets	Financial assets measured at FVTPL(*2)		528,745	533,452	4,707
	AFS financial assets	Financial assets measured at FVOCI		36,657,807	36,657,807	-
AFS financial assets (equity securities)	AFS financial assets	Financial assets measured at FVTPL(*2)		4,339,979	4,350,969	10,990
	AFS financial assets	Financial assets measured at FVOCI		590,405	590,405	-
HTM financial assets (debt securities)	HTM financial assets	Financial assets measured at FVTPL(*2)		565,813	529,906	(35,907)
	HTM financial assets	Amortized cost		24,424,867	24,424,867	-
			~~W~~	413,408,627	413,297,503	(111,124)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

60.  Transition effects arising from changes in accounting policies (continued)

(ii) Reclassification of financial instruments upon adoption of K-IFRS No. 1109 (continued)

K-IFRS No. 1039		K-IFRS No. 1109		Carrying value under K-IFRS No. 1039(*1)	Carrying value under K-IFRS No. 1109(*1)	Difference
Financial Liabilities:
Deposits	Financial liability measured at amortized cost	Financial liabilities measured at amortized cost	~~W~~	249,419,224	249,419,224	-
Trading liabilities	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL		1,848,490	1,848,490	-
Financial liabilities designated as at FVTPL	Financial liabilities at FVTPL	Financial liabilities designated as at FVTPL		8,260,636	8,260,636	-
	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL(*3)		36,973	36,973	-
Derivatives	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL(*3)		3,487,661	3,483,642	(4,019)
Borrowings	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		27,586,610	27,586,313	(297)
Debt securities issued	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		51,340,821	51,340,821	-
Others	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		20,124,451	20,124,432	(19)
			~~W~~	362,104,866	362,100,531	(4,335)

(*1) Gross carrying amounts that are before netting allowance for loan losses or credit loss allowance.

(*2) Under K-IFRS 1109, these financial instruments were categorized as financial assets or liabilities – FVTPL, as 1) the instruments are not held within a business model whose objective is achieved by both collecting contractual ca flows and selling them, or 2) the contractual terms of them does not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(*3) For hybrid contracts including embedded derivatives, the host contract and the derivatives are separated in accordance with K-IFRS 1109.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

60.  Transition effects arising from changes in accounting policies (continued)

(iii) Impairment of financial assets upon adoption of K-IFRS No. 1109

Changes of credit loss allowance as of January 1, 2018, the initial application date of K-IFRS No. 1109, are as follows:

Classification based on K-IFRS No. 1039	Classification based on K-IFRS No. 1109		Loss allowance based on K-IFRS No. 1039	Loss allowance based on K-IFRS No. 1109
Loans and receivables
Due from banks	Financial assets at amortized cost	~~W~~	14,054	15,062
Loan receivables	Financial assets at amortized cost		2,307,275	2,871,986
	Financial assets measured at FVTPL		3,329	-
Other financial assets	Financial assets at amortized cost		49,679	51,818
AFS financial assets
debt securities	Financial assets measured at FVOCI		-	18,976
HTM financial assets
debt securities	Financial assets at amortized cost		-	8,559
			2,374,337	2,966,401
Financial guarantee	Financial guarantee		36,506	37,289
Unused credit line and other credit commitment	Unused credit line and other credit commitment		168,006	222,498
		~~W~~	204,512	259,787

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

60.  Transition effects arising from changes in accounting policies (continued)

(iv) The reclassification applying business model

For the financial assets as of January 1, 2018, the date of the initial application of K-IFRS No. 1109, the management of the Group has assessed business model of those, and classified those applying the K-IFRS.

The effect of reclassification is as follows:

1) Gross carrying amounts

		Carrying value based on the current standard	Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Financial assets :
Due from banks
Carrying value under K-IFRS 1039 as of January 1, 2018	~~W~~	20,890,125	-	-	20,890,125	-	-
Reclassification to financial assets measured at FVTPL		-	(902,124)	-	(902,124)	-	-
		20,890,125	(902,124)	-	19,988,001	-	-
Loans
Carrying value under K-IFRS 1039 as of January 1, 2018		277,876,371	-	-	277,876,371	-	-
Reclassification to financial assets measured at FVTPL		-	(750,342)	-	(750,342)	-	-
		277,876,371	(750,342)	-	277,126,029	-	-
Other financial assets
Carrying value under K-IFRS 1039 as of January 1, 2018		12,090,983	-	-	12,090,983	-	-

Trading (debt instruments)(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		23,640,646	-	-	23,640,646	-	-
Reclassification to financial assets measured at FVTPL		-	(23,640,646)	-	(23,640,646)	-	-
		23,640,646	(23,640,646)	-	-	-	-
Trading (equity instruments)
Carrying value under K-IFRS 1039 as of January 1, 2018		4,634,353	-	-	4,634,353	-	-
Reclassification to financial assets measured at FVTPL		-	(4,634,353)	-	(4,634,353)	-	-
		4,634,353	(4,634,353)	-	-	-	-
Trading (gold deposit)(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		189,297	-	-	189,297	-	-
Reclassification to financial assets measured at FVTPL		-	(189,297)	-	(189,297)	-	-
		189,297	(189,297)	-	-	-	-
Derivatives(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		3,400,178	-	-	3,400,178	-	-
Reclassification to financial assets measured at FVTPL		-	(51,375)	-	(51,375)	-	-
		3,400,178	(51,375)	-	3,348,803	-	-
Financial assets designated at FVTPL(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		3,579,057	-	-	3,579,057	-	-
Reclassification to financial assets measured at FVTPL		-	(3,426,966)	-	(3,426,966)	-	-
Reclassification to financial assets designated at FVTPL		-	(152,091)	-	(152,091)	-	-
		3,579,057	(3,579,057)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

60.  Transition effects arising from changes in accounting policies (continued)

(iv) The reclassification applying business model (continued)

		Carrying value based on the current standard	Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings (*3)	Changes in other comprehensive income(*3)
AFS (debt instruments)
Carrying value under K-IFRS 1039 as of January 1, 2018	~~W~~	37,186,552	-	-	37,186,552	-	-
Reclassification to financial assets measured at FVTPL		-	(528,745)	-	(528,745)	-	-
Reclassification to financial assets measured at FVOCI		-	(36,657,807)	-	(36,657,807)	-	-
		37,186,552	(37,186,552)	-	-	-	-
AFS (equity instruments)
Carrying value under K-IFRS 1039 as of January 1, 2018		4,930,385	-	-	4,930,385	-	-
Reclassification to financial assets measured at FVTPL		-	(4,339,979)	-	(4,339,979)	-	-
Reclassification to financial assets measured at FVOCI		-	(590,405)	-	(590,405)	-	-
		4,930,385	(4,930,385)	-	-	-	-
HTM
Carrying value under K-IFRS 1039 as of January 1, 2018		24,990,680	-	-	24,990,680	-	-
Reclassification to financial assets measured at FVTPL		-	(565,813)	-	(565,813)	-	-
Reclassification to financial assets measured at amortized cost		-	(24,424,867)	-	(24,424,867)	-	-
		24,990,680	(24,990,680)	-	-	-	-
Financial assets as measured at FVTPL
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from due from banks		-	902,124	(68,182)	833,942	-	(68,182)
Transfer from loans and other receivables		-	750,342	30,027	780,369	30,027	-
Transfer from trading		-	28,464,296	-	28,464,296	-	-
Transfer from assets designated at FVTPL		-	3,426,967	-	3,426,967	-	-
Transfer from AFS		-	4,868,724	7,708	4,876,432	108,532	(108,532)
Transfer from HTM		-	565,813	(35,907)	529,906	-	(35,907)
Transfer from derivative assets		-	51,375	(42,195)	9,180	-	-
		-	-	(2,575)	(2,575)	-	-
		-	39,029,641	(111,124)	38,918,517	138,559	(212,620)
Financial assets designated at FVTPL(K-IFRS 1109)
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from financial assets designated at FVTPL(K-IFRS 1039)		-	152,091	-	152,091	-	-
		-	152,091	-	152,091	-	-
Financial assets measured at FVOCI(*2)
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from AFS		-	37,248,212	-	37,248,212	204,457	(204,457)
		-	37,248,212	-	37,248,212	204,457	(204,457)
Financial assets measured at amortized cost(*2)
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from HTM		-	24,424,867	-	24,424,867	-	-
		-	24,424,867	-	24,424,867	-	-
	~~W~~	413,408,627	-	(111,124)	413,297,503	343,016	(417,077)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

60.  Transition effects arising from changes in accounting policies (continued)

(iv) The reclassification applying business model (continued)

Financial liablities :		Carrying value based on the current standard	Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Deposits
Carrying value under K-IFRS 1039 as of January 1, 2018	~~W~~	249,419,224	-	-	249,419,224	-	-
		249,419,224	-	-	249,419,224	-	-
Trading liabilities(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		1,848,490	-	-	1,848,490	-	-
Reclassification to financial liabilities measured at FVTPL		-	(1,848,490)	-	(1,848,490)	-	-
		1,848,490	(1,848,490)	-	-	-	-
Financial liabilities designated at FVTPL
Carrying value under K-IFRS 1039 as of January 1, 2018		8,297,609	-	-	8,297,609	-	-
Reclassification to financial liabilities designated at FVTPL		-	(8,260,636)	-	(8,260,636)	-	-
Reclassification to financial liabilities measured at FVTPL		-	(36,973)	-	(36,973)	-	-
		8,297,609	(8,297,609)	-	-	-	-
Financial liabilities measured at FVTPL
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from trading liabilities		-	1,848,490	-	1,848,490	-	-
Transfer from financial liabilities designated at FVTPL		-	36,973	-	36,973	-	-
		-	1,885,463	-	1,885,463	-	-
Financial liabilities designated at FVTPL
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from financial liabilities designated at FVTPL		-	8,260,636	-	8,260,636	-	-
		-	8,260,636	-	8,260,636	-	-
Derivative liabilities
Carrying value under K-IFRS 1039 as of January 1, 2018		3,487,661	-	-	3,487,661	-	-
Other		-	-	(4,019)	(4,019)	-	-
		3,487,661	-	(4,019)	3,483,642	-	-
Borrowings
Carrying value under K-IFRS 1039 as of January 1, 2018		27,586,610	-	-	27,586,610	-	-
Other		-	-	(297)	(297)	-	-
		27,586,610	-	(297)	27,586,313	-	-
Debt securities issued
Carrying value under K-IFRS 1039 as of January 1, 2018		51,340,821	-	-	51,340,821	-	-

Other financial liabilities
Carrying value under K-IFRS 1039 as of January 1, 2018		20,124,451	-	-	20,124,451	-	-
Other		-	-	(19)	(19)	-	-
		20,124,451	-	(19)	20,124,432	-	-
	~~W~~	362,104,866	-	(4,335)	362,100,531	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

60.  Transition effects arising from changes in accounting policies (continued)

(iv) The reclassification applying business model (continued)

(*1) With respect to financial assets and financial liabilities reclassified from the category of fair value through profit or loss, effective interest rates calculated on the initial application date of K-IFRS No. 1109 and interest income or expense recognized shall be disclosed. Such reclassification has not occurred as a result of the K-IFRS No. 1109 adoption.

(*2) With respect to financial assets and financial liabilities reclassified to financial instruments measured at amortized cost, and financial assets measured at fair value through profit or loss reclassified to the category of fair value through other comprehensive income, the gain or loss on fair value measurement that would otherwise have been recognized in profit or loss or other comprehensive income in the reporting period, and the fair value of the financial assets or financial liabilities, shall be disclosed. Such reclassification has not occurred as a result of the K-IFRS No. 1109 adoption.

2) Credit loss allowance

		Carrying value based on the current standard	Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings (*3)	Changes in other comprehensive income(*3)
Credit loss allowance for
Due from banks	~~W~~	14,054	-	1,008	15,062	(1,008)	-
Loans		2,310,604	(3,328)	564,710	2,871,986	(561,382)	-
Financial asset measured at FVOCI (Debt instruments)		-	-	18,976	18,976	(18,976)	18,976
Financial asset measured at amortized cost (Debt instruments)		-	-	8,559	8,559	(8,559)	-
Other assets		49,679	-	2,139	51,818	(2,139)	-
Financial guarantee		36,506	-	783	37,289	(783)	-
Unused credit line and other credit commitment		168,006	-	54,492	222,498	(54,492)	-
	~~W~~	2,578,849	(3,328)	650,667	3,226,188	(647,339)	18,976

(v) Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting (i.e. fair value hedge, cash flow hedge, hedge of a net investment in a foreign operation) as defined in K-IFRS 1039, whereas a principle-based hedge accounting requirements that focuses on an entity’s risk replaced complex and rule-based hedge accounting requirements in K-IFRS No. 1039.  Additionally, qualifying hedged items and qualifying hedging instruments have been expanded and hedge accounting requirements have been eased by eliminating a subsequent hedge effectiveness assessment and a quantitative test (80~125%). Hedge accounting can be applied to certain transactions that fail to qualify for hedge accounting requirements under K-IFRS No. 1039 when applying K-IFRS No. 1109, and thus alleviates profit or loss volatility.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of won)

60.  Transition effects arising from changes in accounting policies (continued)

(vi) Financial impact with K-IFRS No.1115

As of December 31, 2018, the effect of applying K-IFRS No. 1115 is as follows in the statement of comprehensive income of the Group as of December 31, 2018 (excluding trust fees reflected by the conversion effect). The effect on the terminated cash flow statement is not significant.

The effect on the consolidated statement of financial position as of December 31, 2018 is as follows.

		Disclosed amount	Adjustments	Amount before implementation of K-IFRS No.1115
Liabilities:
Provisions:
Credit card	~~W~~	-	(24,700)	24,700
Other liabilities:
Accounts payable		9,748,168	(41,758)	9,789,926
Unearned revenues		236,827	(209,241)	446,068
Others		2,496,169	275,698	2,220,471

The effect on the consolidated statement of comprehensive income is as follows.

		Disclosed amount	Adjustments	Amount before implementation of K-IFRS No.1115
Net interest income:
Interest income:
Credit card	~~W~~	1,360,322	(1,135,515)	2,495,837
Interest expense:
Credit card payment		(944,533)	1,135,515	(2,080,048)

(*1) Before adopting K-IFRS No. 1115, the Group defers and recognizes the amount allocated to the credit card points as unearned revenue and revenue is recognized only when the points are redeemed and the Group has fulfilled its obligation to provide the benefits. In addition, a provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty program are lower than the unavoidable cost of meeting its obligations under the programmes. However under K-IFRS No.1115, the amount allocated to the credit card points is regarded as consideration payable to the customers and recognized as a reduction of fee and commission income, estimated as fair value of the monetary benefits taking into account the expected redemption rate.

(*2) The Group has changed the recognition of card holder service fee paid to a customer recognized as fee and commission expense before adopting K-IFRS No.1115, to reduction of fee and commission income under K-IFRS No.1115.